     As filed with the Securities and Exchange Commission on March 5, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ----------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ----------------------

                                  SAFEWAY INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                5411                               94-3019135
     (State or other jurisdiction of        (Primary Standard Industrial                (I.R.S. Employer
     incorporation or organization)          Classification Code Number)              Identification Number)


                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 467-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ----------------------

                                MICHAEL C. ROSS
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 467-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                     SCOTT R. HABER, ESQ.                      DANIEL A. NEFF, ESQ.
                   TRACY K. EDMONSON, ESQ.                      DAVID A. KATZ, ESQ.
                      LATHAM & WATKINS                    WACHTELL, LIPTON, ROSEN & KATZ
                     505 MONTGOMERY STREET                     51 WEST 52ND STREET
                SAN FRANCISCO, CALIFORNIA 94111              NEW YORK, NEW YORK 10019
                     (415) 391-0600                               (212) 403-1000

                            ----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                _______________

                        CALCULATION OF REGISTRATION FEE


=====================================================================================================================
                                                                 Proposed              Proposed
            Title of each                                         maximum               maximum           Amount of
         class of securities               Amount to be            price               aggregate         registration
           to be registered               registered(1)          per share         offering price(2)        fee(3)
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  . . .         45,403,683        Not applicable       $2,860,380,191          $508,179
=====================================================================================================================

(1) Represents the maximum amount of common stock, $.01 par value per share ("Safeway Common Stock"), of Safeway Inc. ("Safeway") issuable upon consummation of the Merger (as defined in this Registration Statement), assuming (a) the exchange of each outstanding share of common stock, $.10 par value per share, of The Vons Companies, Inc. ("Vons Common Stock") for 1.425 shares of Safeway Common Stock and (b) the exercise of all outstanding options to acquire Vons Common Stock and the issuance of Safeway Common Stock upon such exercise.

(2) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended (the "Act"), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based upon $67.8125, the average of the high and low sale prices of Vons Common Stock as reported on the New York Stock Exchange Composite Tape on March 3, 1997. The registration fee with respect to the shares of Safeway Common Stock issuable upon the exercise of presently outstanding stock options to acquire Vons Common Stock has been computed on the basis of the prices at which such options may be exercised, in accordance with Rule 457(h) under the Act.

(3) Pursuant to Rule 457(b) of the Act, the registration fee hereunder is offset by the fee of $358,603 previously paid in connection with the filing on January 17, 1997 with the Commission of the preliminary proxy materials relating to the transactions described herein.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            THE VONS COMPANIES, INC.
                             618 MICHILLINDA AVENUE
                           ARCADIA, CALIFORNIA 91007

                                                                   MARCH 6, 1997

Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of The Vons Companies, Inc., a Michigan corporation ("Vons"), to be held at the Hershey Crocker Room, Hotel Inter-Continental, 251 South Olive Street, Los Angeles, California, on April 8, 1997, at 8:00 a.m. local time (the "Special Meeting").

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of December 15, 1996, as amended by the First Amendment to Agreement and Plan of Merger dated as of January 8, 1997 (collectively, the "Merger Agreement"), among Safeway Inc., a Delaware corporation ("Safeway"), SSCI Merger Sub, Inc., a Michigan corporation and an indirect wholly owned subsidiary of Safeway ("Merger Sub"), and Vons, and the merger of Merger Sub with and into Vons (the "Merger") with Vons as the surviving corporation of the Merger and thereby becoming a wholly owned subsidiary of Safeway (the "Merger Proposal"). Under the terms of the Merger Agreement, each share of common stock of Vons ("Vons Common Stock") which is outstanding immediately prior to the effective time of the Merger (other than shares of Vons Common Stock owned directly or indirectly by Safeway) will be converted into the right to receive 1.425 shares of common stock of Safeway ("Safeway Common Stock").

     A special committee of the Board of Directors of Vons consisting of five outside directors not affiliated with Safeway (the "Special Committee"), with the advice of its own legal and financial advisors, has unanimously recommended the Merger to the Vons Board of Directors. In making its recommendation, the Special Committee considered the opinion of Credit Suisse First Boston Corporation, the Special Committee's financial advisor, stating that, as of the date of such opinion, the exchange ratio to be offered to the holders of Vons Common Stock in the Merger was fair from a financial point of view to such holders (other than Safeway and its subsidiaries). After careful consideration, the Board of Directors of Vons has unanimously determined (with the four members of the Board affiliated with Safeway abstaining) that the proposed Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to, and in the best interests of, Vons and its shareholders, has approved the Merger Agreement and the Merger and recommends that shareholders vote for approval and adoption of the Merger Agreement and the Merger.

     Safeway beneficially owns 15,126,000 shares of Vons Common Stock, which currently represents 34.3% of the outstanding shares of Vons Common Stock. Pursuant to the Merger Agreement, Safeway has agreed to vote or cause to be voted all shares of Vons Common Stock owned directly or indirectly by Safeway in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. Under Michigan law, the affirmative vote of the holders of a majority of the outstanding shares of Vons Common Stock entitled to vote is required to adopt and approve the Merger Proposal. In addition, pursuant to the Merger Agreement, it is a condition to the parties' obligations to consummate the transactions contemplated by the Merger Agreement that the Merger Proposal be approved by a majority of the outstanding shares of Vons Common Stock entitled to vote and not held by Safeway or its affiliates.

     Detailed information concerning the Merger Agreement and the Merger are set forth in the Notice of the Special Meeting and accompanying Proxy Statement/Prospectus. Please review this information carefully. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card.

     If you have any questions about how to complete the enclosed proxy card or how to vote your shares of Vons Common Stock, please call Georgeson & Company, Inc. at (800) 233-2064.

                                          Sincerely,

                                               /s/ LAWRENCE A. DEL SANTO

                                          LAWRENCE A. DEL SANTO
                                          Chairman and Chief Executive Officer

                            THE VONS COMPANIES, INC.
                             618 MICHILLINDA AVENUE
                           ARCADIA, CALIFORNIA 91007
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 8, 1997
                            ------------------------

To the Shareholders of
THE VONS COMPANIES, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of The Vons Companies, Inc., a Michigan corporation ("Vons"), will be held at the Hershey Crocker Room, Hotel Inter-Continental, 251 South Olive Street, Los Angeles, California, on April 8, 1997, at 8:00 a.m. local time for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of December 15, 1996, as amended by the First Amendment to Agreement and Plan of Merger dated as of January 8, 1997 (collectively, the "Merger Agreement"), among Safeway Inc., a Delaware corporation ("Safeway"), SSCI Merger Sub, Inc., a Michigan corporation and an indirect wholly owned subsidiary of Safeway ("Merger Sub"), and Vons, and the merger of Merger Sub with and into Vons (the "Merger") with Vons as the surviving corporation and thereby becoming a wholly owned subsidiary of Safeway (the "Merger Proposal"). Under the terms of the Merger Agreement, each share of Vons' common stock, $.10 par value per share ("Vons Common Stock"), which is outstanding immediately prior to the effective time of the Merger (other than shares of Vons Common Stock owned directly or indirectly by Safeway) will be converted into the right to receive 1.425 shares of common stock of Safeway, $.01 par value per share ("Safeway Common Stock"). A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

          2. To consider and transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The Board of Directors of Vons has fixed the close of business on February 20, 1997 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. A list of such shareholders will be available for inspection at the offices of Vons located at 618 Michillinda Avenue, Arcadia, California 91007, at least ten days prior to the Special Meeting.

     UNDER MICHIGAN LAW, THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF VONS COMMON STOCK ENTITLED TO VOTE IS REQUIRED TO ADOPT AND APPROVE THE MERGER PROPOSAL. IN ADDITION, PURSUANT TO THE MERGER AGREEMENT, IT IS A CONDITION TO THE PARTIES' OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT THAT THE MERGER PROPOSAL BE APPROVED BY A MAJORITY OF THE OUTSTANDING SHARES OF VONS COMMON STOCK ENTITLED TO VOTE AND NOT HELD BY SAFEWAY OR ITS AFFILIATES.

     Whether or not you plan to attend the Special Meeting (or any adjournment or postponement thereof), please execute, date and return promptly the enclosed form of proxy. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States.

                                          By Order of the Board of Directors
                                          THE VONS COMPANIES, INC.

                                                /s/ TERRENCE J. WALLOCK

                                          TERRENCE J. WALLOCK
                                          Secretary

March 6, 1997

THE BOARD OF DIRECTORS OF VONS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. FAILURE TO RETURN A PROPERLY EXECUTED PROXY AND/OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

DO NOT SEND ANY CERTIFICATES REPRESENTING VONS COMMON STOCK AT THIS TIME.

                            THE VONS COMPANIES, INC.
                                PROXY STATEMENT

                                  SAFEWAY INC.
                                   PROSPECTUS
                            ------------------------

     This Proxy Statement/Prospectus is being furnished to the shareholders of The Vons Companies, Inc., a Michigan corporation ("Vons"), in connection with the solicitation of proxies by the Board of Directors of Vons (the "Vons Board") to be used at the Special Meeting of the shareholders of Vons (the "Special Meeting") to be held at the Hershey Crocker Room, Hotel Inter-Continental, 251 South Olive Street, Los Angeles , California, on April 8, 1997, at 8:00 a.m. local time.

     At the Special Meeting, the shareholders of Vons will be asked to consider and vote upon (i) a proposal to approve and adopt the Agreement and Plan of Merger dated as of December 15, 1996, as amended by the First Amendment to Agreement and Plan of Merger dated as of January 8, 1997 (the "Merger Agreement Amendment" and collectively, the "Merger Agreement"), among Safeway Inc., a Delaware corporation ("Safeway"), SSCI Merger Sub, Inc., a Michigan corporation and a wholly owned subsidiary of Safeway ("Merger Sub"), and Vons, and the merger of Merger Sub with and into Vons (the "Merger") with Vons as the surviving corporation and thereby becoming a wholly owned subsidiary of Safeway (the "Merger Proposal") and (ii) such other business as may properly come before the Special Meeting or any adjournment or postponement thereof. Under the terms of the Merger Agreement, each share of common stock of Vons, $.10 par value per share ("Vons Common Stock"), which is outstanding immediately prior to the effective time of the Merger (other than shares of Vons Common Stock owned directly or indirectly by Safeway) will be converted into the right to receive
1.425 shares of common stock of Safeway, $.01 par value per share ("Safeway Common Stock").

     Under Michigan law, the affirmative vote of the holders of a majority of the outstanding shares of Vons Common Stock entitled to vote is required to adopt and approve the Merger Proposal. In addition, pursuant to the Merger Agreement, it is a condition to the parties' obligations to consummate the transactions contemplated by the Merger Agreement that the Merger Proposal be approved by a majority of the outstanding shares of Vons Common Stock entitled to vote and not held by Safeway or its affiliates. Safeway beneficially owns 15,126,000 shares of Vons Common Stock, which currently represents 34.3% of the outstanding shares of Vons Common Stock. Although the Merger Agreement provides that this condition may be waived by the parties, as of the date hereof, neither the Board of Directors of Safeway (the "Safeway Board") nor the Special Committee of the Board of Directors of Vons (the "Vons Board") consisting of five outside directors not affiliated with Safeway (the "Special Committee") has considered, nor have they determined, whether or not and under what circumstances this condition would be waived, if it is not satisfied. See "The Merger -- Conditions to the Merger." Pursuant to the Merger Agreement, Safeway has agreed to vote or cause to be voted all shares of Vons Common Stock owned directly or indirectly by Safeway in favor of the Merger Proposal.

     In connection with the Merger, Safeway has entered into an Amended and Restated Stock Repurchase Agreement (the "Repurchase Agreement") with SSI Associates, L.P. ("SSI Associates"), an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"), for the repurchase (the "Repurchase") by Safeway of 32,000,000 shares of Safeway Common Stock for $1.376 billion ($43 per share). Following the Merger and after giving effect to the Repurchase, SSI Associates and KKR Partners II, L.P., an affiliate of KKR, will collectively own approximately 34% of outstanding Safeway Common Stock. The Repurchase will be consummated immediately following the Merger. See "Summary -- The Repurchase" and "The Repurchase."

     This Proxy Statement/Prospectus also constitutes a prospectus of Safeway with respect to shares of Safeway Common Stock to be issued to holders of Vons Common Stock in the Merger. Safeway Common Stock is quoted on the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "SWY." On March 4, 1997, the last reported sale price for a share of Safeway Common Stock on the NYSE Composite Tape was $49. On March 4, 1997, the last reported sale price for a share of Vons Common Stock on the NYSE Composite Tape was $69. SHAREHOLDERS OF VONS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.

     This Proxy Statement/Prospectus is first being mailed to the shareholders of Vons on or about March 7, 1997.

  THE SHARES OF SAFEWAY COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is March 6, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................  iii
FORWARD-LOOKING INFORMATION...........................................................   iv
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....................................   iv
SUMMARY...............................................................................    1
THE COMPANIES.........................................................................   16
  Vons................................................................................   16
  Safeway.............................................................................   16
  The Combined Company................................................................   17
VOTING AND PROXIES....................................................................   18
  Record Date.........................................................................   18
  Proxies.............................................................................   18
  Quorum..............................................................................   19
  Vote Required.......................................................................   19
THE MERGER............................................................................   20
  Background of the Merger............................................................   20
  Recommendation of the Special Committee and the Vons Board of Directors; Vons'
     Reasons for the Merger...........................................................   26
  Safeway's Reasons for the Merger....................................................   29
  Opinion of Financial Advisor to the Special Committee...............................   29
  Certain Federal Income Tax Consequences.............................................   34
  Interests of Certain Persons in the Merger..........................................   36
  Dividends on Safeway Common Stock...................................................   39
  Accounting Treatment................................................................   39
  Dissenters' Rights..................................................................   39
  Regulatory Approvals................................................................   39
  Resale of Safeway Stock.............................................................   39
  Shareholder Litigation..............................................................   40
THE MERGER AGREEMENT..................................................................   40
  Terms of the Merger.................................................................   41
  Effective Time......................................................................   41
  Conversion of Shares................................................................   41
  Treatment of Stock Options..........................................................   42
  Exchange Procedures.................................................................   42
  Termination of the Exchange Fund....................................................   43
  Directors and Officers..............................................................   43
  Representations and Warranties......................................................   43
  Certain Covenants...................................................................   44
  Conditions to the Merger............................................................   46
  Additional Agreements...............................................................   47
  Indemnification and Insurance.......................................................   48
  Termination.........................................................................   48
  Fees and Expenses...................................................................   49
  Amendment and Waiver................................................................   49
THE REPURCHASE........................................................................   49
  General.............................................................................   49
  Financing the Repurchase............................................................   50

                                                                                        PAGE
                                                                                        ----
RELATIONSHIPS BETWEEN SAFEWAY AND VONS................................................   51
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION....................................   52
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION...........................   56
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SAFEWAY.............   58
DESCRIPTION OF SAFEWAY CAPITAL STOCK..................................................   60
  General.............................................................................   60
  Common Stock........................................................................   60
  Preferred Stock.....................................................................   61
  Dividends...........................................................................   61
  Shares Eligible for Future Sale.....................................................   61
COMPARISON OF RIGHTS OF HOLDERS OF VONS COMMON STOCK AND SAFEWAY COMMON STOCK.........   62
  Authorized Capital..................................................................   62
  Vote Required to Amend or Repeal the Charter and By-Laws of Vons and Safeway........   62
  Board of Directors..................................................................   63
  Committees of the Board of Directors................................................   64
  Removal of Directors................................................................   64
  Prohibition Against Stockholder Action by Written Consent: Limitations on Calling
     Special Meetings.................................................................   64
  Appraisal and Dissenters' Rights....................................................   65
  Dividends...........................................................................   65
  Business Combinations With Substantial Stockholders, Anti-Takeover and Supermajority
     Provisions.......................................................................   66
  Control Stock Acquisitions..........................................................   67
  Purchase of Shares..................................................................   68
  Inspection of Books and Records.....................................................   68
  Loans to Employees and Directors....................................................   68
  Consideration for Stock.............................................................   68
EXPERTS...............................................................................   68
LEGAL MATTERS.........................................................................   69
INDEPENDENT ACCOUNTANTS...............................................................   69
OTHER MATTERS.........................................................................   69
FUTURE SHAREHOLDER PROPOSALS..........................................................   69
APPENDIX A     AGREEMENT AND PLAN OF MERGER, AS AMENDED...............................  A-1
APPENDIX B     OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION......................  B-1

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VONS OR SAFEWAY AND NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF VONS OR SAFEWAY SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION.
                            ------------------------

                             AVAILABLE INFORMATION

     Vons and Safeway are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Vons and Safeway can be inspected and copied at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Commission at prescribed rates from the Public
Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants whom file with the Commission and certain of Vons' and Safeway's filings are available at such web site: http://www.sec.gov. Additionally, Vons Common Stock is listed on the NYSE and Safeway Common Stock is listed on the NYSE and the PSE. Reports, proxy statements and other information with respect to Vons and Safeway should be available at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and with respect to Safeway at the offices of the PSE, 301 Pine Street, San Francisco, California 94104. Safeway intends to delist from the PSE effective upon consummation of the Merger.

     All information concerning Vons contained in this Proxy Statement/Prospectus has been furnished by Vons and all information concerning Safeway contained in this Proxy Statement/Prospectus has been furnished by Safeway. Safeway has filed a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Safeway Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes the Prospectus of Safeway filed as part of the Registration Statement. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits filed thereto, are available for inspection and copying as set forth above. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to Safeway and the securities offered hereby. Statements contained in this Proxy Statement/Prospectus as to the contents of any agreement or other document referred to herein or therein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                          FORWARD-LOOKING INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS PROJECTED FINANCIAL INFORMATION AND CERTAIN OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ALL OF WHICH ARE BASED ON VARIOUS ESTIMATES AND ASSUMPTIONS. SUCH INFORMATION AND STATEMENTS ARE SUBJECT TO INHERENT UNCERTAINTIES AND TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS, INCLUDING, AMONG OTHERS, THOSE DESCRIBED HEREIN. CONSEQUENTLY, ACTUAL EVENTS, CIRCUMSTANCES, EFFECTS AND RESULTS MAY VARY SIGNIFICANTLY FROM THOSE INCLUDED IN OR CONTEMPLATED OR IMPLIED BY SUCH PROJECTED FINANCIAL INFORMATION AND SUCH OTHER FORWARD-LOOKING STATEMENTS. THE PROJECTED FINANCIAL INFORMATION CONTAINED HEREIN IS THEREFORE NOT NECESSARILY INDICATIVE OF THE FUTURE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF SAFEWAY, VONS OR THE COMBINED ENTITY OF SAFEWAY AND VONS, WHICH MAY VARY SIGNIFICANTLY FROM THOSE SET FORTH IN SUCH PROJECTED FINANCIAL INFORMATION. CONSEQUENTLY, THE PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS CONTAINED HEREIN SHOULD NOT BE REGARDED AS REPRESENTATIONS BY SAFEWAY, VONS OR ANY OTHER PERSON THAT THE PROJECTED CONDITION OR RESULTS CAN OR WILL BE ACHIEVED. STATEMENTS ATTRIBUTABLE TO SAFEWAY, VONS OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED BY THE FACTORS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EITHER PARTY'S EXPECTATIONS.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     (1) For Vons, its:

        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Vons Form 10-K");

        (b) The portions of Vons' Annual Report to Shareholders for the fiscal year ended December 31, 1995 that have been incorporated by reference into the 1995 Vons Form 10-K;

        (c) The portions of Vons' Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held on May 8, 1996 that have been incorporated by reference into the 1995 Vons Form 10-K;

        (d) Quarterly Reports on Form 10-Q for the quarterly periods ended October 6, 1996, June 16, 1996 and March 24, 1996;

        (e) Current Report on Form 8-K dated December 15, 1996; and

        (f) Description of Vons' Common Stock contained in Vons' Registration Statement on Form 8-A filed with the Commission on March 5, 1986, including the amendments on Form 8 dated March 30, 1989, April 30, 1991 and December 14, 1992.

     (2) For Safeway, its:

        (a) Annual Report on Form 10-K for the fiscal year ended December 30, 1995 (the "1995 Safeway Form 10-K");

        (b) The portions of Safeway's 1995 Annual Report to Stockholders that have been incorporated by reference into the 1995 Safeway Form 10-K;

        (c) The portions of Safeway's Proxy Statement on Schedule 14A dated March 19, 1996 that have been incorporated by reference into the 1995 Safeway Form 10-K;

        (d) Quarterly Reports on Form 10-Q for the quarterly periods ended September 7, 1996, June 15, 1996 and March 23, 1996;

        (e) Current Reports on Form 8-K dated January 8, 1997, December 15, 1996 and January 25, 1996; and

        (f) Description of Safeway's Common Stock contained in Safeway's Registration Statement on Form 8-A filed with the Commission on February 20, 1990, including the amendment on Form 8 dated March 26, 1990.

     All documents filed by Vons or Safeway pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents, other than exhibits to such documents which are not specifically incorporated by reference therein, are available without charge to any person to whom this Proxy Statement/Prospectus is delivered, upon written or oral request to, in the case of documents relating to Vons, Mary McAboy, Vice President of Corporate Communications of The Vons Companies, Inc., 618 Michillinda Avenue, Arcadia, California, 91007, (818) 821-7897, and in the case of documents relating to Safeway, Melissa Plaisance, Senior Vice President, Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California, 94588, (510) 467-3790. In order to ensure timely delivery, any request for documents should be received by April 1, 1997.
                            ------------------------

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus and the Appendices and Exhibits hereto (the "Proxy Statements/Prospectus"). Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Shareholders are urged to read this Proxy Statement/Prospectus before voting on the matters discussed herein.

     As used herein, the term "Vons" refers to The Vons Companies, Inc., including, unless the context otherwise requires, its subsidiaries, the term "Safeway" refers to Safeway Inc., including, unless the context otherwise requires, its subsidiaries, and the term the "Combined Company" refers to the operations of Safeway (including Vons) after giving effect to the Merger. Certain capitalized terms used in the Summary are defined elsewhere in the Proxy Statement/Prospectus.

                                 THE COMPANIES

VONS

     Vons is a Michigan corporation and the second largest supermarket chain in southern California based on sales. Stores operate under the "Vons" and "Pavilions" names. At December 29, 1996, Vons operated 320 supermarket and food and drug combination stores. Vons also operates a fluid milk processing facility, an ice cream plant, a bakery and distribution facilities for meat, grocery, produce and general merchandise to support the store network. The principal executive offices of Vons are located at 618 Michillinda Avenue, Arcadia, California 91007, telephone (818) 821-7000. Vons Common Stock is traded on the NYSE.

SAFEWAY

     Safeway is a Delaware corporation, operating 1,052 stores at December 28, 1996 in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities. In addition to stores operated under the Safeway name and its existing 34.3% ownership interest in Vons, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., which operated 71 food and general merchandise stores in Mexico at December 28, 1996. Safeway Common Stock is traded on the NYSE and the PSE.

MERGER SUB

     Merger Sub, a Michigan corporation and an indirect wholly owned subsidiary of Safeway, was organized at the direction of Safeway to effect the Merger and has not conducted any business other than in connection with the Merger. The principal executive offices of Safeway and Merger Sub are located at 5918 Stoneridge Mall Road, Pleasanton, California, 94588, telephone (510) 467-3000.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

     The Special Meeting of the shareholders of Vons will be held at the Hershey Crocker Room, Hotel Inter-Continental, 251 South Olive Street, Los Angeles, California, on April 8, 1997, at 8:00 a.m. local time.

RECORD DATE, SHARES ENTITLED TO VOTE

     Holders of record of Vons Common Stock at the close of business on February 20, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. Holders of Vons Common Stock are entitled to one vote for each share of Vons Common Stock held by them. The presence, either in person or by properly executed proxies, of the holders of a majority of the outstanding shares of Vons Common Stock is necessary to constitute a quorum at the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, the shareholders of Vons will be asked (i) to consider and vote upon the Merger Proposal and (ii) to consider and transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof. The Vons Board and the Special Committee believe that the Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to, and in the best interests of, Vons and its shareholders (other than Safeway or any its direct or indirect subsidiaries or affiliates), have approved the Merger Proposal and recommend that shareholders of Vons vote FOR the Merger Proposal.

                                 VOTE REQUIRED

     Under Michigan law, the affirmative vote of the holders of a majority of the outstanding shares of Vons Common Stock entitled to vote is required to adopt and approve the Merger Proposal. In addition, pursuant to the Merger Agreement, it is a condition to the parties' obligations to consummate the transactions contemplated by the Merger Agreement that the Merger Proposal be approved by a majority of the outstanding shares of Vons Common Stock entitled to vote and not held by Safeway or its affiliates. As of the Record Date, 44,091,770 shares of Vons Common Stock were issued and outstanding, of which 0.49% were beneficially owned by directors and executive officers of Vons and 34.3% were beneficially owned by Safeway. Pursuant to the Merger Agreement, Safeway has agreed to vote or cause to be voted all shares of Vons Common Stock owned directly or indirectly by Safeway in favor of the Merger Proposal. Vons has been advised that all of the Vons directors and executive officers who are shareholders intend to vote in favor of the Merger Proposal.

REVOCATIONS

     When a proxy card is returned, properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Vons, at or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares of Vons Common Stock and delivering it to the Secretary of Vons before the taking of the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person (i.e., attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). See "Voting and Proxies -- Vote Required."

                                   THE MERGER

     On the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as hereinafter defined) of the Merger, each share of Vons Common Stock outstanding immediately prior to the Effective Time, other than shares of Vons Common Stock owned directly or indirectly by Safeway, will be converted into the right to receive 1.425 shares of Safeway Common Stock (the "Exchange Ratio"), and Merger Sub will be merged with and into Vons, with Vons as the surviving corporation. Vons, as the surviving corporation of the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." As a result of the Merger, among other effects, (i) Vons will become a wholly owned subsidiary of Safeway, (ii) all the property, rights, privileges, powers and franchises of Vons and Merger Sub will vest in the Surviving Corporation, and (iii) all debts, liabilities and duties of Vons and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation. The Exchange Ratio is fixed at 1.425 shares of Safeway Common Stock per share of Vons Common Stock and will not be adjusted based on changes in the price of Safeway Common Stock. Thus, the dollar value of Safeway Common Stock to be received by the holders of Vons Common Stock will not be determined until the Effective Time, and may be more or less than the trading value of Safeway Common Stock as of the date of the Merger Agreement, the Merger Agreement Amendment, this Proxy Statement/Prospectus or the Special Meeting.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of a certificate of merger with the appropriate administrator, as provided in the Michigan Business Corporation Act (the "MBCA"), together with any required related documents, or at such later time as is specified in such certificate (the "Effective Time"). Such filing will be made as promptly as practicable after the requisite approval of Vons shareholders has been obtained and all other conditions to the Merger have been satisfied or waived. Subject to the satisfaction (or waiver) of the other conditions to the obligations of Vons and Safeway to consummate the Merger, it is presently expected that the Merger will be consummated immediately following the Special Meeting or as soon thereafter as such other conditions are satisfied or waived.

TREATMENT OF VONS OPTIONS

     At the Effective Time, each outstanding option to purchase Vons Common Stock granted under The Vons Companies, Inc. Management Stock Option Plan and The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan, each as amended to date (collectively, the "Vons' Stock Option Plans"), whether vested or unvested (a "Stock Option"), will be assumed by Safeway and constitute an option to acquire Safeway Common Stock pursuant to the terms of the Merger Agreement. See "The Merger Agreement -- Treatment of Stock Options."

     Pursuant to The Vons Companies, Inc. Directors' Stock Option Plan (the "Directors' Option Plan"), Vons has granted options to purchase Vons Common Stock ("Director Stock Options") to members of the Vons Board who are not employees of Vons ("Outside Directors") in connection with their service on the Vons Board. In February 1997, Safeway determined to offer to replace, at the Effective Time, all outstanding Director Stock Options with new options to purchase Safeway Common Stock ("Replacement Options"). Each Replacement Option will represent the right to purchase shares of Safeway Common Stock on substantially the same terms and conditions as were applicable under the Director Stock Option being replaced. Replacement Options will be fully exercisable regardless of whether the Director Stock Option was exercisable prior to the Effective Time. As of February 20, 1997, Outside Directors held Director Stock Options to purchase an aggregate of 200,525 shares of Vons Common Stock, which, if exchanged for Replacement Options, would represent the right to purchase an aggregate of 285,750 shares of Safeway Common Stock. If a holder does not elect to exchange his Director Stock Options for Replacement Options, then pursuant to the Directors' Option Plan, such Director Stock Option will be fully exercisable immediately prior to the Effective Time and will terminate at the Effective Time. See "The Merger -- Interests of Certain Persons in the Merger -- Stock Options," "Relationship Between Safeway and Vons" and "Security Ownership of Certain Beneficial Owners and Management of Safeway."

DIRECTORS AND OFFICERS

     The Merger Agreement provides that the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation, and the officers of Vons immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and By-laws of the Surviving Corporation and in accordance with applicable law. The Merger Agreement also provides that Vons shall cause each director of Vons' subsidiaries which are corporations to tender his or her resignation prior to the Effective Time, with each such resignation to be effective as of the Effective Time.

DISSENTERS' RIGHTS

     Under the MBCA, holders of Vons Common Stock are not entitled to dissenters' rights in connection with the Merger. See "Comparison of Rights of Holders of Vons Common Stock and Safeway Common Stock -- Dissenters' Rights."

EXCHANGE OF CERTIFICATES

     Promptly after the Effective Time, a letter of transmittal and instructions will be mailed to each holder of record of certificates that, immediately prior to the Effective Time, represented shares of Vons Common Stock. After receipt of such letter of transmittal, each holder of such certificates should surrender the certificates to First Chicago Trust Company of New York (the "Exchange Agent"), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto. In exchange therefor, each such holder will be entitled to receive (i) certificates of Safeway Common Stock evidencing the whole number of shares of Safeway Common Stock to which such holder is entitled, (ii) any dividends or other distributions to which such holder is entitled and (iii) cash in lieu of fractional shares (collectively, the "Merger Consideration").

CERTAIN CONDITIONS TO THE MERGER; TERMINATION PROVISIONS

     The obligations of Vons and Safeway to consummate the Merger are subject to the satisfaction or waiver of certain conditions at or prior to the Effective Time, including, without limitation, (a) approval of the Merger Proposal by a majority of the outstanding shares of Vons Common Stock entitled to vote, as well as, pursuant to the Merger Agreement, by a majority of the outstanding shares of Vons Common Stock entitled to vote and not held by Safeway and its affiliates, (b) authorization for listing on the NYSE, subject to official notice of issuance, of the shares of Safeway Common Stock to be issued in the Merger, and (c) the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In addition, the obligation of Vons to consummate the Merger is subject to the satisfaction or waiver of certain other conditions, including, without limitation, (a) receipt of an opinion of counsel relating to tax matters and (b) effectiveness of the Repurchase Agreement. See "The Merger
Agreement -- Conditions to the Merger." The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Vons and Safeway and under certain specified circumstances by Vons or Safeway. See "The Merger Agreement -- Termination."

     With certain exceptions, in the event that (x) prior to termination of the Merger Agreement, any person other than Safeway and its affiliates shall have commenced, publicly proposed or communicated to Vons an Acquisition Proposal (as hereinafter defined) and (y) within three months of the termination of the Merger Agreement, such person, or any affiliate of such person, enters into any definitive agreement to effect an Acquisition Proposal related to the earlier Acquisition Proposal, then Vons shall pay to Safeway $50,000,000 in cash within five business days following the consummation of the transaction contemplated by the Acquisition Proposal, in addition to all documented out-of-pocket fees and expenses actually incurred by Safeway prior to such termination in connection with the proposed Merger and the consummation of all transactions contemplated by the Merger Agreement (provided that the amount required to be reimbursed for such expenses shall not exceed $5,000,000) and provided further that no fee shall be payable by Vons if there has been a material misrepresentation by or material breach of any material obligation of Safeway under the Merger Agreement which would entitle Vons to terminate the Merger Agreement pursuant to its terms. In no event will Vons be required to pay more than one such fee with respect to termination of the Merger Agreement.

                  RECOMMENDATION OF THE SPECIAL COMMITTEE AND
           THE VONS BOARD OF DIRECTORS; VONS' REASONS FOR THE MERGER

     At its meeting on December 13, 1996, following presentations by Vons management and the Special Committee's financial and legal advisors, the Special Committee determined that the proposed Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to and in the best interests of Vons and its shareholders and unanimously recommended that the Vons Board of Directors approve the Merger Agreement. Immediately following such meeting, a meeting of the full Board of Directors was convened and, following the recommendation of the Special Committee, the Vons Board unanimously (with the four directors affiliated with Safeway abstaining): (i) determined that the proposed Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to and in the best interests of Vons and its shareholders and approved the Merger Agreement and (ii) recommended that holders of Vons Common Stock approve and adopt the Merger Agreement and the proposed Merger. At its meeting on January 8, 1997, following presentations by the Special Committee's financial and legal advisors, the Special Committee determined that the Repurchase and the Merger Agreement Amendment were advisable to and in the best interests of Vons and its shareholders and recommended that the Vons Board approve the Merger Agreement Amendment. Immediately following such meeting, a meeting of the Vons Board was convened and, following the recommendation of the Special Committee, the Vons Board approved (with the four directors affiliated with Safeway abstaining) the Merger Agreement Amendment and reaffirmed its recommendation that holders of Vons Common Stock approve and adopt the Merger Agreement and the proposed Merger. For the factors considered by the Special Committee and the Board in their deliberations, see "The
Merger -- Recommendation of the Special Committee and the Vons Board of Directors; Vons' Reasons for the Merger."

             OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     Credit Suisse First Boston Corporation ("Credit Suisse First Boston") has delivered its written opinion to the Special Committee of the Board of Directors of Vons to the effect that, as of the date of such opinion and subject to certain matters discussed therein, the Exchange Ratio to be offered to the shareholders of Vons in the Merger is fair to such shareholders (other than Safeway and its subsidiaries) from a financial point of view. For information on the assumptions made, matters considered and limits of review by Credit Suisse First Boston, see "The Merger -- Opinion of Financial Advisor to the Special Committee." Holders of Vons Common Stock are urged to read in its entirety the opinion of Credit Suisse First Boston included as Appendix B to the Proxy Statement/Prospectus.

                                 THE REPURCHASE

     In connection with the Merger, Safeway has entered into the Repurchase Agreement with SSI Associates for the Repurchase by Safeway of 32,000,000 shares of Safeway Common Stock from SSI Associates. The Repurchase will be consummated immediately following the Merger. Upon the consummation of the Repurchase, Safeway will pay SSI Associates an amount equal to $43.00 per share of Safeway Common Stock repurchased. A committee of the Board of Directors of Safeway comprised of the Safeway directors who are not affiliated with KKR (the "Safeway Special Committee") approved the terms of the Repurchase. Safeway currently expects to enter into a new credit agreement which, among other things, will provide for an increase in its current borrowing capacity to fund the $1.376 billion purchase price and an extended maturity on the new commitments. See "The Repurchase."

     SSI Associates and KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners II") (collectively, the "Common Stock Partnerships"), currently own approximately 49% of the outstanding Safeway Common Stock. Following the Merger and after giving effect to the Repurchase, it is expected that the Common Stock Partnerships will own approximately 33% of the outstanding Safeway Common Stock. See "Security Ownership of Certain Beneficial Owners and Management of Safeway."

                              ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase, with Safeway as acquiror, in accordance with generally accepted accounting principles ("GAAP"). Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. After the Merger, income of the Combined Company for periods prior to the Effective Time will not include income of Vons except to the extent included because of Safeway's equity interest in Vons' earnings based on Safeway's ownership of Vons Common Stock prior to the Effective Time. See "The Merger -- Accounting Treatment."

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of Vons' Board of Directors, shareholders should be aware that certain members of Vons' management and Board of Directors have certain interests in the Merger in addition to the interests of Vons shareholders generally. As a result of the Merger, certain officers of Vons are entitled to severance benefits under existing Vons benefits plans if they are terminated after the Effective Time. One of the Vons Stock Option Plans provides that all of the options granted may be exercised upon a "change of control" of Vons, subject to a surviving corporation assuming or replacing the options. Safeway has agreed to assume all Stock Options under the Vons Stock Option Plans. In connection with the Merger, Safeway will offer to replace all outstanding Director Stock Options granted to Outside Directors with fully vested Replacement Options to purchase Safeway Common Stock. Pursuant to the Directors' Option Plan, if a holder does not elect to exchange his Director Stock Options for Replacement Options, then such Director Stock Options will be fully exercisable immediately prior to the Effective Time and will terminate at the Effective Time. The Merger Agreement also provides that Vons, Safeway and the Surviving Corporation will indemnify each present or former director, officer or employee of Vons against certain costs and expenses for a period of at least six years after the date of the Merger Agreement and will, subject to the availability thereof, maintain in effect director and officer liability insurance. See "The Merger -- Interests of Certain Persons in the Merger."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the Merger is so treated, for federal income tax purposes, the Merger will not result in the recognition of gain or loss to Vons, Safeway, Merger Sub or the holders of Vons Common Stock except with respect to cash received by such holders in lieu of fractional shares. See "The Merger -- Certain Federal Income Tax Consequences."

     VONS SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING VONS COMMON STOCK AT THIS TIME. A LETTER OF TRANSMITTAL WILL BE MAILED AFTER THE EFFECTIVE TIME TO EACH PERSON WHO WAS A HOLDER OF OUTSTANDING SHARES OF VONS COMMON STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. VONS SHAREHOLDERS SHOULD SEND CERTIFICATES REPRESENTING VONS COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

                SELECTED CONSOLIDATED FINANCIAL DATA OF SAFEWAY

     The financial data below are derived from the audited consolidated financial statements of Safeway, except for the financial data for the 36-week periods ended September 7, 1996 and September 9, 1995, which are unaudited. The selected financial data should be read in conjunction with Safeway's consolidated financial statements and accompanying notes, which are incorporated herein by reference. See "Incorporation of Certain Information by Reference." The results of operations for the 36 weeks ended September 7, 1996 and September 9, 1995 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 36 weeks ended September 7, 1996 are not necessarily indicative of the results expected for the full year.

                (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)

                                               36 WEEKS ENDED
                                            ---------------------        52          52          52          53          52
                                            SEPT. 7,    SEPT. 9,        WEEKS       WEEKS       WEEKS       WEEKS       WEEKS
                                              1996        1995          1995        1994        1993        1992        1991
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
Sales.....................................  $11,782.1   $11,231.2     $16,397.5   $15,626.6   $15,214.5   $15,151.9   $15,119.2
                                            =========   =========     =========   =========   =========   =========   =========
Gross profit..............................    3,281.2     3,078.6       4,492.4     4,287.3     4,123.3     4,149.9     4,102.6
Operating and administrative expense......   (2,673.2)   (2,583.1)     (3,765.0)   (3,675.2)   (3,681.8)   (3,708.3)   (3,554.3)
AppleTree charge..........................         --          --            --          --          --          --      (115.0)
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
Operating profit..........................      608.0       495.5         727.4       612.1       441.5       441.6       433.3
Interest expense..........................     (126.3)     (141.3)       (199.8)     (221.7)     (265.5)     (290.4)     (355.4)
Equity in earnings of unconsolidated
  affiliates..............................       34.3        17.2          26.9        27.3        33.5        39.1        45.8
Gain on common stock offering by
  unconsolidated affiliate................         --          --            --          --          --          --        27.4
Other income, net.........................        3.4         1.5           2.0         6.4         6.8         7.1        15.1
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
Income before income taxes, extraordinary
  loss and cumulative effect of accounting
  changes.................................      519.4       372.9         556.5       424.1       216.3       197.4       166.2
Income taxes..............................     (210.4)     (158.5)       (228.2)     (173.9)      (93.0)      (99.0)      (87.2)
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
Income before extraordinary loss and
  cumulative effect of accounting
  changes.................................      309.0       214.4         328.3       250.2       123.3        98.4        79.0
Extraordinary loss, net of tax benefit of
  $1.3, $6.7, $17.1 and $14.9.............         --          --          (2.0)      (10.5)         --       (27.8)      (24.1)
Cumulative effect of accounting changes,
  net of tax benefit of $12.0.............         --          --            --          --          --       (27.1)         --
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
Net income................................  $   309.0   $   214.4     $   326.3   $   239.7   $   123.3   $    43.5   $    54.9
                                            =========   =========     =========   =========   =========   =========   =========
Earnings per common share and common share
  equivalent (fully diluted):
Income before extraordinary loss and
  cumulative effect of accounting
  changes.................................  $    1.29   $    0.88     $    1.35   $    1.01   $    0.50   $    0.41   $    0.34
  Extraordinary loss......................         --          --         (0.01)      (0.04)         --       (0.12)      (0.10)
  Cumulative effect of accounting
    changes...............................         --          --            --          --          --       (0.11)         --
                                            ---------   ---------     ---------   ---------   ---------   ---------   ---------
    Net income............................  $    1.29   $    0.88     $    1.34   $    0.97   $    0.50   $    0.18   $    0.24
                                            =========   =========     =========   =========   =========   =========   =========
FINANCIAL STATISTICS:
Same-store sales*.........................        5.3%        4.6%          4.6%        4.4%        2.1%       (1.6%)      (0.3%)
Gross profit margin.......................      27.85%      27.41%        27.40%      27.44%      27.10%      27.39%      27.14%
Operating and administrative expense as a
  percent of sales........................      22.69%      23.00%        22.96%      23.52%      24.20%      24.47%      23.51%
Operating profit margin...................        5.2%        4.4%          4.4%        3.9%        2.9%        2.9%        2.9%
Capital expenditures......................  $   323.7   $   279.3     $   503.2   $   352.2   $   290.2   $   553.4   $   635.0
Depreciation and amortization.............      233.5       227.7         329.7       326.4       330.2       320.3       295.9
Total assets..............................    5,272.3     5,032.7       5,194.3     5,022.1     5,074.7     5,225.8     5,170.7
Total debt................................    1,828.8     2,105.6       2,190.2     2,196.1     2,689.2     3,048.6     3,066.0
Stockholders' equity......................    1,136.3       758.4         795.5       643.8       382.9       243.1       214.4
Weighted average common shares and common
  share equivalents (fully diluted)(in
  millions)...............................      240.1       242.4         243.5       247.1       246.9       238.0       230.4
OTHER STATISTICS:
Stores opened during the period...........         11          16            32          20          14          35          33
Stores closed or sold during the period...         20          21            35          36          39          49          37
Total stores at period-end................      1,050       1,057         1,059       1,062       1,078       1,103       1,117
Remodels completed during the period**....        n/a         n/a           108          71          45          63          77
Total retail square footage at period-end
  (in millions)...........................       39.9        39.7          40.1        39.5        39.4        39.7        38.9

---------------
 * Reflects sales increases (decreases) for stores operating the entire measurement period in both the current and prior periods and does not include replacement stores.

** Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF VONS

     The following is a summary of selected consolidated financial data of Vons for each of the years in the five-year period ended December 31, 1995 and the unaudited 40-week periods ended October 6, 1996 and October 8, 1995. This information is derived from the financial statements of Vons contained in the 1995 Vons Form 10-K and Vons' Quarterly Report on Form 10-Q for the quarterly period ended October 6, 1996, incorporated by reference herein. See "Incorporation of Certain Information by Reference." Financial position data as of October 8, 1995 is derived from the financial statements of Vons contained in Vons' Quarterly Report on Form 10-Q for the quarterly period ended October 8, 1995. The summary should be read in conjunction with and is qualified in its entirety by reference to the foregoing financial statements. The results of operations for the 40 weeks ended October 6, 1996 and October 8, 1995 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 40 weeks ended October 6, 1996 are not necessarily indicative of the results expected for the full year.

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                               AS OF AND    AS OF AND
                                     AS OF AND FOR THE                                         FOR THE 53   FOR THE 52
                                      40 WEEKS ENDED        AS OF AND FOR THE 52 WEEKS ENDED     WEEKS        WEEKS
                                    -------------------     --------------------------------     ENDED        ENDED
                                    OCT. 6,    OCT. 8,      DEC. 31,    JAN. 1,     JAN. 2,      JAN 3,      DEC. 29,
                                      1996       1995         1995        1995        1994        1993         1991
                                    --------   --------     --------    --------    --------   ----------   ----------
SUMMARY OF OPERATIONS:
Sales.............................. $4,143.2   $3,847.3     $5,070.7    $4,996.6    $5,074.5    $5,595.5     $5,350.2
Restructuring charges..............       --         --           --        33.0        56.9          --           --
Operating income...................    166.6      139.4        194.1       125.8       135.8       219.1        197.1
Interest expense, net..............     43.4       51.9         67.3        70.8        66.0        71.5         86.4
Income before income tax
  provision........................    123.2       87.5        126.8        55.0        69.8       147.6        110.7
Income before extraordinary item
  and cumulative effect of change
  in accounting for retiree medical
  benefits.........................     69.6       47.0         68.1        26.6        33.0        82.1         66.4
Income before cumulative effect of
  change in accounting for retiree
  medical benefits.................     69.6       47.0         68.1        26.6        31.6        69.3         60.1
                                    --------   --------     --------    --------    --------   ----------   ----------
Net income......................... $   69.6   $   47.0     $   68.1    $   26.6    $   31.6    $   53.8     $   60.1
                                    ========   ========     ========    ========    ========   =========    =========
Income per common and common
  equivalent share before
  extraordinary item and cumulative
  effect of change in accounting
  for retiree medical benefits..... $   1.56   $   1.07     $   1.55    $    .61    $    .76    $   1.89     $   1.60
Income per common and common
  equivalent share before
  cumulative effect of change in
  accounting for retiree medical
  benefits.........................     1.56       1.07         1.55         .61         .73        1.60         1.45
                                    --------   --------     --------    --------    --------   ----------   ----------
Net income per common and common
  equivalent share................. $   1.56   $   1.07     $   1.55    $    .61    $    .73    $   1.24     $   1.45
                                    ========   ========     ========    ========    ========   =========    =========
FINANCIAL POSITION:
Working capital (deficit).......... $ (265.3)  $ (137.3)    $ (141.1)   $  (96.1)   $  (69.3)   $  (74.9)    $  (64.2)
Total assets.......................  2,152.9    2,170.9      2,186.5     2,222.0     2,249.5     2,066.0      1,863.2
Long term debt:
Capital lease obligations..........     51.6       54.5         53.4        58.0        62.7        56.4         42.3
Senior debt........................     87.5      329.8        298.8       426.2       497.2       389.2        272.2
Subordinated debt, net.............    284.1      305.0        305.7       319.6       322.1       342.5        376.8
Common shareholders' equity........    702.0      601.5        623.3       552.4       524.9       493.2        437.7
Shareholders' equity per common
  share............................ $  15.98   $  13.83     $  14.32    $  12.73    $  12.11    $  11.38     $  10.12
OTHER DATA:
Weighted average common shares
  during period, including common
  share equivalents................     44.6       43.8         43.9        43.6        43.5        43.5         41.6
Outstanding common shares at period
  end..............................     43.9       43.5         43.5        43.4        43.3        43.3         43.2

    SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND PER SHARE DATA

     The combined statements of operations table presents unaudited pro forma combined financial information for Safeway and Vons for the year ended December 30, 1995 and the 36 weeks ended September 7, 1996 for Safeway and the 40 weeks ended October 6, 1996 for Vons as if the Merger and Repurchase were each consummated on January 1, 1995. Additionally, the balance sheet data below is based on the combined unaudited September 7, 1996 and October 6, 1996 balance sheets of Safeway and Vons as if the Merger and Repurchase were each consummated on September 7, 1996. The per share financial information table presents certain historical, pro forma combined and pro forma equivalent per share financial information for Safeway Common Stock and Vons Common Stock, assuming the Merger and the Repurchase had been effective during all periods presented. The pro forma amounts included below are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price and the assumptions described under "Unaudited Pro Forma Combined Financial Information." This information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Safeway and Vons included in the documents described under "Incorporation of Certain Information by Reference" and the pro forma combined financial statements and accompanying discussion and notes set forth under "Unaudited Pro Forma Combined Financial Information." The pro forma combined amounts below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the Combined Company that would have actually occurred had the Merger and the Repurchase been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the Combined Company.

                                                                    THREE QUARTERS      YEAR ENDED
                                                                       ENDED(1)        DECEMBER 30,
                                                                    --------------     ------------
                                                                      PRO FORMA         PRO FORMA
                                                                         1996              1995
                                                                    --------------     ------------
                                                                         (IN MILLIONS, EXCEPT
                                                                            PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Sales...........................................................    $ 15,891.2        $ 21,433.4
  Gross profit....................................................       4,538.1           6,040.8
  Operating profit................................................         755.2             892.4
  Income before income taxes and extraordinary loss...............         544.2             553.3
  Income before extraordinary loss................................         308.1             303.3
  Earnings before extraordinary loss per common share and common
     share equivalents (fully diluted)............................    $     1.23        $     1.20
  Weighted average common and common equivalent shares (fully
     diluted).....................................................         250.8             252.9
BALANCE SHEET DATA:
  Total assets....................................................    $  8,404.1
  Total debt......................................................       3,770.3
  Stockholders' equity............................................       1,454.9

---------------
(1) As of and for the 36 weeks ended September 7, 1996 for Safeway and for the 40 weeks ended October 6, 1996 for Vons.

                                                                  36 WEEKS           FISCAL YEAR
                                                               ENDED SEPT. 7,     ENDED DECEMBER 30,
                                                                    1996                 1995
                                                               --------------     ------------------
SAFEWAY COMMON STOCK(1)
EARNINGS BEFORE EXTRAORDINARY LOSS PER COMMON SHARE AND
  COMMON SHARE EQUIVALENT (FULLY DILUTED):
  Historical.................................................      $ 1.29               $ 1.35
  Pro forma combined(2)......................................        1.23                 1.20
BOOK VALUE PER COMMON SHARE:
  Historical.................................................      $ 5.20               $ 3.72
  Pro forma combined(3)......................................        6.39                  N/A

                                                                  40 WEEKS           FISCAL YEAR
                                                               ENDED OCT. 6,      ENDED DECEMBER 31,
                                                                    1996                 1995
                                                               --------------     ------------------
VONS COMMON STOCK(1)
EARNINGS PER COMMON SHARE:
  Historical.................................................      $ 1.56               $ 1.55
  Pro forma equivalent combined(4)...........................        1.75                 1.71
BOOK VALUE PER COMMON SHARE:
  Historical.................................................      $15.98               $14.32
  Pro forma equivalent combined(4)...........................        9.11                  N/A

---------------
(1) Neither Safeway nor Vons has paid cash dividends for the periods presented.

(2) The pro forma combined per share data combines the financial information of Safeway for the fiscal year ended December 30, 1995 and the 36 weeks ended September 7, 1996 with the financial information of Vons for the fiscal year ended December 31, 1995 and the 40 weeks ended October 6, 1996, respectively. See "Unaudited Pro Forma Combined Financial Information."

(3) Amount is calculated by dividing total pro forma common stockholders' equity by the sum of total outstanding shares of Safeway Common Stock plus new shares of Safeway Common Stock to be issued in the Merger (based on the number of shares of Vons Common Stock outstanding at period end) less the shares reacquired by Safeway in the Repurchase.

(4) Amounts are calculated by multiplying Safeway's pro forma combined amounts by the Exchange Ratio of 1.425.

                                 MARKET PRICES

     Safeway Common Stock is quoted on the NYSE and the PSE under the symbol "SWY." Vons Common Stock is quoted on the NYSE under the symbol "VON." The tables below set forth, for the fiscal quarters indicated, the high and low sale prices per share for Safeway Common Stock and Vons Common Stock as reported on the NYSE Composite Tape. The information set forth below with respect to Safeway has been adjusted to give effect to a stock distribution whereby each holder of Safeway Common Stock received on January 30, 1996 one additional share of Common Stock for each share owned as of January 16, 1996. Neither Safeway nor Vons has paid dividends on their Common Stock for the periods presented.

                                                                              HIGH     LOW
                                                                              ----     ----
SAFEWAY
Fiscal Year ended December 30, 1995:
  First Quarter.............................................................  $18      $15 5/16
  Second Quarter............................................................   19 1/4   15 9/16
  Third Quarter.............................................................   20 5/16  17  5/16
  Fourth Quarter............................................................   25 3/4   19  5/16
Fiscal Year ended December 28, 1996:
  First Quarter.............................................................  $30 1/8  $22 7/16
  Second Quarter............................................................   35 5/8   27 5/8
  Third Quarter.............................................................   38 1/4   31 3/4
  Fourth Quarter............................................................   45 3/8   37 1/4
Fiscal Year ending January 3, 1998:
  First Quarter (through March 4, 1997).....................................   49 3/8   41 1/8
VONS
Fiscal Year ended December 31, 1995:
  First Quarter.............................................................  $20 3/4  $17 5/8
  Second Quarter............................................................   21 7/8   19 1/4
  Third Quarter.............................................................   24 3/8   20 1/4
  Fourth Quarter............................................................   28 1/4   22 7/8
Fiscal Year ended December 29, 1996:
  First Quarter.............................................................  $33      $25
  Second Quarter............................................................   38 3/4   29 7/8
  Third Quarter.............................................................   44 3/8   34
  Fourth Quarter............................................................   57 7/8   40 1/8
Fiscal Year ending December 28, 1997:
  First Quarter (through March 4, 1997).....................................   69 1/2   59

     The last reported sales price per share of Safeway Common Stock and Vons Common Stock on October 29, 1996 (the last trading day preceding public announcement that Safeway had proposed to acquire Vons) on the NYSE Composite Tape was $43 3/8 and $43 1/8, respectively, and on December 13, 1996 (the last trading day preceding public announcement that Safeway and Vons had signed a definitive merger agreement) was $38 3/8 and $48 7/8, respectively. On January 8, 1997 (the last trading day preceding public announcement of the Repurchase) the last reported sales price per share for Safeway Common Stock on the NYSE Composite Tape was $44. On March 4, 1997, the last reported sales price per share for Safeway Common Stock on the NYSE Composite Tape was $49. On March 4, 1997, the last reported sales price per share for Vons Common Stock on the NYSE Composite Tape was $69.

     SHAREHOLDERS OF VONS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.

     Safeway has not declared or paid any cash dividends on its Common Stock and does not currently intend to declare or pay any cash dividends. Any determination to pay dividends in the future will be at the discretion of Safeway's Board of Directors and will be dependent upon Safeway's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by Safeway's Board of Directors. Safeway's credit agreement and certain of its indentures contain restrictions on Safeway's ability to pay cash dividends on Safeway Common Stock. See "The Merger -- Dividends on Safeway Common Stock."

                              RECENT DEVELOPMENTS

VONS

     On January 23, 1997, Vons announced results for the fifty-two week year ended December 29, 1996. Net income in 1996 was $104.7 million, or $2.34 per share, compared with $68.1 million, or $1.55 per share, a year ago. Sales in 1996 were approximately $5.41 billion compared with $5.07 billion in 1995. Same store sales increased 4.9% in 1996. In 1996, sales per selling square foot increased to $638 from $606 for the year earlier, a 5.3% increase. Gross margin in 1996 was 25.5% of sales compared with 25.2% of sales in 1995. This improvement reflects the benefits of increased sales of private brand products, improved category management and a reduction of occupancy costs as a percent of sales. Selling and administrative expenses in 1996 were 20.7% of sales compared with 21.1% of sales in 1995, an improvement of 40 basis points. Selling and administrative expenses reflect improvements in store productivity and a more efficient mix of store labor. Total capital expenditures for 1996 were $193.5 million, of which $117.8 million were cash capital expenditures. Total capital expenditures for new stores in 1996 were $133.9 million. During the year, Vons opened ten new stores, of which six were replacement stores, and closed 18. Total gross square footage at December 29, 1996, was 11,816,000 and total selling square footage was 8,350,000. Debt as a percent of total capitalization at year end 1996 was 40.6% compared to 52.3% at December 31, 1995.

     On February 14, 1997, FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, and affiliated persons filed an amendment to its report on
Schedule 13G under the Exchange Act reporting that they beneficially owned, as of December 31, 1996, 393,400 shares (or approximately 0.89% of the issued and outstanding shares of Vons Common Stock as of the Record Date). See "Security Ownership of Certain Beneficial Owners and Management of Safeway."

                            THE VONS COMPANIES, INC.

                  CONDENSED CONSOLIDATED RESULTS OF OPERATIONS
       (IN MILLIONS AND AS A PERCENTAGE OF SALES, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                   FIFTY-TWO WEEKS ENDED
                                                         -----------------------------------------
                                                            DECEMBER 29,           DECEMBER 31,
                                                                1996                   1995
                                                         ------------------     ------------------
Sales..................................................  $5,407.4     100.0%    $5,070.7     100.0%
Costs and expenses:
Cost of sales, buying and occupancy....................   4,032.7      74.5      3,790.2      74.8
Selling and administrative expenses....................   1,118.6      20.7      1,071.4      21.1
Amortization of excess cost over net assets required...      15.0       0.3         15.0       0.3
                                                         --------     -----     --------     -----
Operating income.......................................     241.1       4.5        194.1       3.8
Interest expense, net..................................      55.6       1.1         67.3       1.3
                                                         --------     -----     --------     -----
Income before income tax provision.....................     185.5       3.4        126.8       2.5
Income tax provision...................................      80.8       1.5         58.7       1.2
                                                         --------     -----     --------     -----
Net income.............................................  $  104.7       1.9     $   68.1       1.3
                                                          =======     =====      =======     =====
Income per common share:
Net income.............................................  $   2.34               $   1.55
                                                          =======                =======
Weighted average common and common equivalent shares...      44.8                   43.9
                                                          =======                =======

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                            (IN MILLIONS OF DOLLARS)
                                  (UNAUDITED)

                                                                     DECEMBER 29,     DECEMBER 31,
                                                                         1996             1995
                                                                     ------------     ------------
ASSETS
Current assets:
  Cash.............................................................    $    9.3         $    9.4
  Accounts receivable..............................................        45.0             31.7
  Inventories......................................................       335.3            350.7
  Other............................................................        75.3             60.5
                                                                       --------         --------
Total current assets...............................................       464.9            452.3
Property and equipment, net........................................     1,194.2          1,192.5
Excess of cost over net assets acquired............................       467.8            482.8
Other..............................................................        58.5             58.9
                                                                       --------         --------
TOTAL ASSETS.......................................................    $2,185.4         $2,186.5
                                                                       ========         ========
LIABILITIES
  AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capital lease
     obligations...................................................    $  154.9         $   25.7
  Accounts payable.................................................       339.2            304.2
  Accrued liabilities..............................................       265.7            263.5
                                                                       --------         --------
Total current liabilities..........................................       759.8            593.4
Accrued self-insurance and noncurrent liabilities..................       337.4            311.9
Senior debt and capital lease obligations..........................        65.3            352.2
Subordinated debt, net.............................................       284.5            305.7
Shareholders' equity...............................................       738.4            623.3
                                                                       --------         --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........................    $2,185.4         $2,186.5
                                                                       ========         ========

SAFEWAY

     On January 23, 1997, Safeway reported net income of $460.6 million ($1.93 per share) compared to $326.3 million ($1.34 per share) in 1995. Labor disputes in Denver and Vancouver combined to reduce 1996 net income by an estimated $0.14 per share while a labor dispute in northern California reduced 1995 net income by an estimated $0.025 per share. Per-share amounts for 1995 are restated to reflect the January 1996 two-for-one stock split. Annual sales were up 5.3% to $17.3 billion, with same-store sales (sales of stores operating the entire measurement period in both 1996 and 1995, including stores that remained open during strikes or lockouts) up 5.1%. British Columbia stores were closed during the strike-lockout, and therefore are excluded from full year same-store sales. The fourth quarter marked the fourteenth consecutive quarter that same-store sales have exceeded 3.0%.

     Gross profit was 27.65% of sales in 1996 compared to 27.40% in 1995. Improvements in buying practices and product mix were offset primarily by investments to rebuild sales in areas affected by strikes earlier in the year.

     Increased sales combined with efforts to reduce or control expenses continue to lower operating and administrative expense as a percentage of sales. Operating and administrative expense was 22.48% of sales in 1996 compared to 22.96% in 1995. Safeway has reduced operating and administrative expense as a percentage of sales from year earlier levels for fifteen consecutive quarters. Interest expense fell to $178.5 million in 1996 from $199.8 million in 1995 due to a combination of lower interest rates and reduced debt levels.

     Safeway's equity in earnings of unconsolidated affiliates, recorded on a one quarter delay basis, increased to $50.0 million in 1996 compared to $26.9 million in 1995. Earnings from Vons rose to $31.2 million in 1996 from $18.3 million in 1995. Earnings from Casa Ley increased to $18.8 million in 1996 from $8.6 million in 1995. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico have moderated and Casa Ley's financial results have gradually improved.

     During 1996, Safeway invested $620 million in capital expenditures, opened 30 new stores, and completed 141 remodels. Excluding any expenditures on Vons' operations, Safeway expects to invest approximately $700 million in capital expenditures, open 35 new stores and complete 150 remodels in 1997.

                         SAFEWAY INC. AND SUBSIDIARIES

                               OPERATING RESULTS
                (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                YEAR
                                                                      -------------------------
                                                                        1996            1995
                                                                      ---------       ---------
Sales...............................................................  $17,269.0       $16,397.5
                                                                      ---------       ---------
Gross Profit........................................................    4,774.2         4,492.4
Operating and administrative expense................................   (3,882.5)       (3,765.0)
                                                                      ---------       ---------
Operating profit....................................................      891.7           727.4
Interest expense....................................................     (178.5)         (199.8)
Equity in earnings of unconsolidated affiliates.....................       50.0            26.9
Other income, net...................................................        4.4             2.0
                                                                      ---------       ---------
Income before income taxes and extraordinary loss...................      767.6           556.5
Income taxes........................................................     (307.0)         (228.2)
                                                                      ---------       ---------
Income before extraordinary loss....................................      460.6           328.3
Extraordinary loss related to early retirement of debt,
  net of income tax benefit of $1.3.................................         --            (2.0)
                                                                      ---------       ---------
Net income..........................................................  $   460.6       $   326.3
                                                                      ---------       ---------
Fully diluted earnings per common share and common share equivalent:
Income before extraordinary loss....................................  $    1.93       $    1.35
Extraordinary loss..................................................         --           (0.01)
                                                                      ---------       ---------
Net income..........................................................  $    1.93       $    1.34
                                                                      ---------       ---------
Weighted average common shares and common share
  equivalents (fully diluted).......................................      238.4           243.5
Other statistics during the period:
Stores opened.......................................................         30              32
Stores closed.......................................................         37              35
Other statistics at year-end:
Total stores........................................................      1,052           1,059
Total retail square footage (in millions)...........................       40.7            40.1
Square footage increase.............................................        1.5%            1.5%

                                 THE COMPANIES

VONS

     Vons grocery business was founded in 1906, and Vons is the second largest supermarket chain in southern California based on sales. At December 29, 1996, Vons operated 320 supermarket and food and drug combination stores, primarily in southern California, under the names "Vons" and "Pavilions." Vons also operates a fluid milk processing facility, an ice cream plant, a bakery, and distribution facilities for meat, grocery, produce and general merchandise to support the store network.

     The Vons and Pavilions formats are designed for different customer segments as evidenced by store location, appearance and product offerings. A key strategy of Vons is to tailor its store and merchandise offerings to reflect its diverse customer base. Vons supports its stores with centrally controlled marketing, advertising, buying, real estate development, management information systems, distribution, manufacturing, accounting and administration to maximize operating leverage and profitability.

     The vast majority of Vons stores operate under the name "Vons." These stores offer extensive assortments of food products, including departments for dry groceries, produce, meat, seafood, dairy, wine and liquor as well as limited assortments of general merchandise, including greeting cards and health and beauty care items. Most Vons stores have in-store bakeries, floral service, service delicatessens with fresh and prepared foods and service seafood departments. Approximately one-third of the Vons stores offer full-service pharmacies and an expanded health and beauty care section.

     Targeted to consumers interested in contemporary food selections, "Pavilions" stores are designed for a clientele conscious of food trends who typically spend more discretionary income on food and food-related items. Pavilions stores offer expanded selections of food products and a variety of service departments.

     Vons stores typically carry approximately 30,000 to 40,000 items. Vons carries a full assortment of brand name items which is complemented by an extensive line of private brand products in all product categories. In the perishable departments, Vons emphasizes the quality and freshness of its meat, seafood, produce and service delicatessen departments. Vons also has successfully introduced and managed the Vons Club, which is a loyalty card that is used by a significant percentage of Vons customers.

SAFEWAY

     Safeway was founded in 1926 and operated 1,052 stores at December 28, 1996 in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its nine retail operating areas, Safeway believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

     In addition to stores operated under the Safeway name and its ownership interest in Vons, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., which operated 71 food and general merchandise stores in western Mexico at December 28, 1996.

     Safeway operates stores ranging in size from approximately 8,600 square feet to over 60,000 square feet. Safeway's new store prototype is 55,000 square feet, and stores opened in 1996 averaged 50,225 square feet. Most Safeway stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments, such as bakery, deli and floral. Special services are available in many stores, including photo processing, in-store automatic teller machines and bank branches and video tape rentals. These departments and services are designed to provide one-stop shopping for today's busy shopper.

     Since 1993, Safeway has introduced a line of over 650 premium private label products under the banner "Safeway SELECT." Safeway SELECT products are designed to offer value-conscious consumers premium quality products at prices lower than comparable national brands and to offer items not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Lucerne and Mrs. Wright's.

     Safeway offers high quality perishables in the produce, meat, dairy, seafood, bakery and delicatessen departments. Safeway continually refines its merchandising strategies to identify and accommodate changing demographics, lifestyles and product preferences of its customers.

     Each of Safeway's retail operating areas is served by one or more regional distribution centers. Safeway has 11 distribution/warehousing centers (seven in the United States and four in Canada), which collectively provide the majority of all products to Safeway stores.

THE COMBINED COMPANY

     The Combined Company will be the second largest food and drug chain in North America based on sales, and would have had more than $22 billion in revenues in 1996, on a pro forma basis. On a pro forma basis, as of December 28, 1996, the Combined Company would have operated 1,372 stores. As a result of the Merger, shareholders of Vons will become shareholders in a grocery store chain with operations in 16 states, the District of Columbia and five Canadian provinces. The Merger will result in Vons shareholders holding an investment that is more geographically diverse and is therefore no longer dependent on the economic and other factors that affect only the areas of southern California and Nevada in which Vons operates.

     Safeway has established three priorities for improving its operating results: (1) controlling costs, (2) increasing sales and (3) improving capital management. Vons has established similar priorities and has begun to implement programs for improving its operating results. Following the Merger, Safeway intends to cause the Combined Company to focus on these priorities in order to enhance the performance of the operations of both Safeway and Vons.

     There is a risk that the Combined Company may not be able to implement programs to achieve operating improvements at Vons in a timely manner, if at all. Moreover, the inability to achieve success in any one area of operations may dilute success in another. Statements regarding the Combined Company's expectations for improved operations are forward-looking statements that are inherently uncertain and difficult to predict. See "Forward-Looking Information." The combination of Vons and Safeway also presents certain risks with regard to the integration of the two organizations, including risks relating to coordinating different operations and integrating personnel and corporate cultures. There can be no assurance that Safeway and Vons will be able to integrate effectively or in a timely manner. If the Combined Company is not successful in integrating the operations of the two companies, the financial results of the Combined Company could be adversely affected.

Controlling Costs

     Since 1992, Safeway has focused on controlling and reducing its cost of sales through better buying practices, lower advertising expenses, distribution efficiencies and manufacturing plant closures and consolidations. Safeway's operating and administrative expense as a percentage of sales has declined 151 basis points from 24.47% in 1992 to 22.96% in 1995. Through the third quarter of 1996, operating and administrative expense as a percentage of sales has declined for 14 consecutive quarters. Safeway's efforts to control or reduce costs have included overhead reduction in its administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of corporate perquisites and the general encouragement of a "culture of thrift" among employees.

     Safeway believes that, over time, benefits realized from economies of scale and from the implementation of certain programs that have been successful at Safeway will generate operating improvements and cost savings for Vons. For example, because the Combined Company's operations will be substantially larger than Vons' operations on a stand-alone basis, Safeway expects that the Combined Company will have opportunities to buy certain products and services at costs which are less than what are available to Vons and Safeway today. Similarly, the increased size of the company is expected to present opportunities to realize cost savings in the Combined Company's distribution and manufacturing operations. There can be no assurance that the Combined Company will realize such operating improvements or cost savings.

Increasing Sales

     Safeway has reinvested cost savings into more competitive pricing and improving store standards and customer service. Safeway's same-store sales growth has exceeded 3.0% in each of the last 13 quarters. Safeway's merchandising strategy is to provide maximum value to its customers by maintaining high store standards and offering high quality products at competitive prices. Safeway has introduced a line of over 650 premium private label products under the banner "Safeway SELECT" and offers a wide selection of private label products under well-known and respected brand names such as Safeway, Lucerne and Mrs. Wright's. Safeway plans to continue to introduce more Safeway SELECT items over the next few years.

     Vons also has experienced significant sales growth, which Vons believes reflects improved customer service, the "Vons is Value" marketing campaign, the growth of the VonsClub (Vons' customer loyalty program), a strengthening economy in southern California and a significant number of competitor closings.

     Following the Merger, management intends to use the best of the sales growth strategies that have been implemented successfully by each of Safeway and Vons in order to continue to increase sales growth for the Combined Company. For example, one of Vons' strategies has been to increase its private label sales. As part of that strategy, since 1994, Vons has sold premium private label products acquired from Safeway under the label "Pavilions SELECT," and currently carries over 280 products under this label. The Merger will provide an opportunity for Vons to increase the number of "Pavilions SELECT" products that it carries. Similarly, following the Merger, the Vons operations will continue to focus on improved customer service and to build on Vons' marketing initiatives. In order to build on Vons' efforts in these areas, management intends to continue to operate Vons' stores under the Vons and Pavilions names.

Improving Capital Management

     Safeway's capital management has improved in two key areas: capital expenditures and working capital. Safeway has expanded its use of standardized layouts and central purchasing agreements for building materials, fixtures and equipment for its new stores and remodels. As a result, Safeway's new store prototype is less expensive to build and more efficient to operate than the stores Safeway previously built and operated. Safeway believes that many of these initiatives can be implemented with respect to Vons' operations in order to improve Vons' returns on capital following the Merger. In addition, due to its size, the Combined Company is expected to be able to purchase equipment and materials at lower costs than Vons could on a stand-alone basis.

                               VOTING AND PROXIES

RECORD DATE

     The Board of Directors of Vons has fixed the close of business on February 20, 1997 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Accordingly, only holders of record of shares of Vons Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. As of the Record Date, 44,091,770 shares of Vons Common Stock were outstanding and held of record by approximately 6,311 shareholders.

PROXIES

     When a proxy card is returned, properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. If a shareholder does not attend the Special Meeting and does not return the signed proxy card, such shareholder's shares will not be voted. If a shareholder returns a signed proxy card but does not indicate how his or her shares are to be voted, such shares will be voted FOR approval of the Merger Agreement and the Merger. As of the date of this Proxy Statement/Prospectus, the

Board of Directors does not know of any other matters which are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time and/or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Vons, at or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy,
(ii) duly executing a later dated proxy relating to the same shares of Vons Common Stock and delivering it to the Secretary of Vons before the taking of the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person (i.e., attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). In addition, brokers who hold shares of Vons Common Stock as nominees will not have discretionary authorization to vote such shares on any of the matters to be voted thereon in the absence of instructions from the beneficial owners. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to The Vons Companies, Inc., 618 Michillinda Avenue, Arcadia, California 91007, Attention: Corporate Secretary, or hand delivered to the Secretary of Vons at or before the taking of the vote at the Special Meeting.

     Vons will bear the cost of the solicitation of proxies from its shareholders. Proxies may be solicited by means of the mails, facsimile transmissions, telephone, telegraph or in person by Vons' directors, executive officers and other regular employees, none of whom will receive any special or additional compensation for their services, but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Vons will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

QUORUM

     The presence, either in person or by properly executed proxies, of the holders of a majority of the outstanding shares of Vons Common Stock is necessary to constitute a quorum at the Special Meeting. Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

VOTE REQUIRED

     Vons shareholders are entitled to one vote at the Special Meeting for each share of Vons Common Stock held of record by them on the Record Date. Under Michigan law, the affirmative vote of the holders of a majority of the outstanding shares of Vons Common Stock entitled to vote is required to adopt and approve the Merger Proposal. In addition, pursuant to the Merger Agreement, it is a condition to the parties' obligations to consummate the transactions contemplated by the Merger Agreement that the Merger Proposal be approved by a majority of the outstanding shares of Vons Common Stock entitled to vote and not held by Safeway or its affiliates. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Merger Proposal. Any other proposal to come before the Special Meeting would require the approval of a majority of the shares of Vons Common Stock present and entitled to vote at the Special Meeting. Therefore, as to a particular proposal, abstentions will have the same effect as a vote against that proposal, and broker non-votes will be treated as unvoted for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.

     As of the Record Date, Vons' directors and Vons' executive officers may be deemed to be beneficial owners of an aggregate of 2,167,487 shares of outstanding Vons Common Stock, or approximately 0.49% of the then outstanding shares of Vons Common Stock. Vons has been advised that its directors and executive officers who are shareholders intend to vote in favor of the Merger Proposal. Safeway beneficially owns an aggregate of 15,126,000 shares of Vons Common Stock, or approximately 34.3% of the outstanding shares of Vons Common Stock. Pursuant to the Merger Agreement, Safeway has agreed to vote or cause to be voted all shares of Vons Common Stock owned directly or indirectly by Safeway in favor of the Merger Proposal.

                                   THE MERGER

BACKGROUND OF THE MERGER

     In August 1988, Vons purchased substantially all of the operations of Safeway's Southern California division, consisting of 172 stores and related distribution, administrative and manufacturing facilities (the "Safeway Acquisition") for the payment of an aggregate of approximately $325 million in cash and the issuance of 11.67 million shares of Vons Common Stock. As a result of this transaction, Vons became the largest supermarket chain in southern California and Safeway became Vons' largest shareholder, owning approximately 30% of the outstanding shares of Vons Common Stock. In connection with the transaction, two members of the Safeway Board, Peter A. Magowan and Robert I. MacDonnell, were elected to the Vons Board. Also in connection with the transaction, Safeway entered into a standstill agreement with Vons (the "Standstill Agreement"), which, among other things, prohibited Safeway from acquiring more than 35% of the outstanding Vons Common Stock through August 1993. As permitted under the Standstill Agreement, over the next 16 months, Safeway acquired additional shares of Vons Common Stock in the open market and in negotiated transactions, thereby increasing its investment in Vons to approximately 35% of the outstanding shares. From time to time thereafter, Safeway acquired additional shares of Vons Common Stock in order to maintain approximately the same percentage ownership in Vons. Safeway currently holds an aggregate of 15,126,000 shares of Vons Common Stock, which represent approximately 34.3% of the outstanding shares of Vons Common Stock. In November 1993, two additional members of the Safeway Board, Steven A. Burd and James H. Greene, Jr., were elected to the Vons Board, which resulted in Safeway having representation on the Vons Board which was approximately proportionate to its share ownership.

     In April 1996, Lawrence A. Del Santo, Vons' Chairman and Chief Executive Officer, met with Mr. MacDonnell to discuss various issues relating to the Vons Board. During the course of that conversation, Mr. MacDonnell mentioned and discussed briefly with Mr. Del Santo the concept of a potential business combination involving Safeway and Vons. In a meeting with Mr. Del Santo later in April, Mr. MacDonnell and Mr. Greene inquired whether Vons management and the members of Vons Board (other than Safeway's representatives) would be interested in considering the concept of a potential business combination involving Safeway and Vons. Mr. Del Santo indicated that on an initial basis he believed that the Vons Board would prefer Vons to remain independent but would be willing to explore such a transaction from a strategic and operational point of view, and that he would discuss it with Richard E. Goodspeed, Vons' Chief Operating Officer. Thereafter, Mr. MacDonnell and Mr. Greene met with Mr. Del Santo and Mr. Goodspeed and said that if the Vons Board were willing to entertain the concept of a potential business combination involving Vons and Safeway, they believed Safeway might consider, on a preliminary basis, a transaction in which Vons shareholders (other than Safeway) would receive shares of Safeway Common Stock with a fixed value of $37 per share of Vons Common Stock, but no specific price had been authorized or approved by Safeway. Mr. MacDonnell indicated that as a way of facilitating such a potential transaction, Safeway would be willing to consider a number of alternatives potentially involving the repurchase of Safeway Common Stock in a form that would permit any potential transaction to be tax-free to the Vons shareholders. At this meeting, Mr. Del Santo again indicated that he believed that the Vons Board would prefer Vons to remain independent but would be willing to explore the concept of such a potential transaction from a strategic and operational point of view; Mr. Del Santo also indicated that it would be necessary to consult with a financial advisor to assess an appropriate price for such a transaction. He said that he would discuss this conversation with other members of the Vons Board who were not affiliated with Safeway.

     On May 8, 1996, the Vons Board (other than the representatives of Safeway) met to discuss the concept of a potential transaction involving Safeway, including the need to establish a committee of Outside Directors who were not affiliated with Safeway to consider any such potential transaction and that such a committee would need to retain its own financial and legal advisors. In late May, the Vons Board appointed the Special Committee, comprised of Roger E. Stangeland (Chairman), Fritz L. Duda (Co-Chairman), John M. Lillie, Charles E. Rickershauser, Jr. and William Y. Tauscher. The Special Committee was authorized by the Vons Board to review and consider the relationship between Safeway and Vons, including its effect on Vons' business strategy, to consider any proposal for a business combination between Vons and Safeway and any alternative strategies or transactions, and to take any and all appropriate actions that it might deem necessary, advisable or appropriate in connection with any of the foregoing with the intent to create the greatest value for Vons' shareholders, including without limitation the adoption or modification of employment, severance and other employee benefit arrangements (excluding the grant or award of stock options or restricted stock) and the selection and retention of financial advisors and legal counsel to advise the Special Committee and such other professional advisors and consultants as the Special Committee deemed appropriate. The Special Committee then retained Credit Suisse First Boston as its financial advisor and Wachtell, Lipton, Rosen & Katz as its legal counsel.

     During the next two months, the Special Committee and its legal and financial advisors met from time to time to consider various strategic alternatives. During this period, the Special Committee's financial and legal advisors undertook a detailed review of Vons and Safeway in order to advise the Special Committee regarding any potential transaction. In their review of Vons, the Special Committee's financial and legal advisors met with members of Vons management as well as with representatives of McKinsey & Company ("McKinsey"), an outside consultant that Vons management had retained in February 1996 to assist Vons in its internal strategic business review. In addition, as part of their review, the Special Committee's financial and legal advisors met with members of Safeway's senior management and Board of Directors to better understand Safeway and the potential transaction Safeway might be willing to propose. In mid-July 1996, the Special Committee approved an Amended and Restated Severance Plan for Senior Management and Key Employees. See
"-- Interests of Certain Persons in the Merger -- Severance Plan."

     On July 23, 1996, Vons reported earnings and financial results for the first six months of 1996. In late July 1996, the Special Committee's financial and legal advisors informed representatives of Safeway that the Special Committee would not be receptive to considering a possible business combination with Safeway. On August 8, 1996, the Special Committee's advisors met with members of Safeway's senior management and Board of Directors to explain the Special Committee's view that it was in the best interests of the Vons shareholders for Vons to remain as an independent company and to pursue its business plan which had been shared with Safeway. At that meeting, there was a discussion of Vons' prospects, operating and financial performance and Vons' strategic business plan and a presentation by McKinsey.

     On September 4, 1996, the Vons Board held its regularly scheduled meeting. At that meeting, Mr. MacDonnell asked whether the Special Committee would be disbanded since Safeway was not expecting the Special Committee to give any further consideration to any potential transaction at that time. No action was taken at the meeting in that regard. In addition, at this meeting, the Vons Board (with the four Safeway representatives voting against) also approved the award of Stock Options, which award had been deferred at the Vons Board meeting held in May 1996. The Stock Options awarded had an exercise price of $31.62 per share (the average of the closing prices of Vons Common Stock on the NYSE for the ten trading days preceding May 8, 1996), will vest beginning May 8, 1998 through May 8, 2003 and were awarded to employees and executive officers other than Messrs. Del Santo and Goodspeed.

     During September 1996, Safeway's representatives on the Vons Board continued to be concerned that there were certain important issues that needed to be addressed by the Vons Board, including, without limitation, the continuing role of the Special Committee, plans for senior management succession at Vons in light of Mr. Del Santo's retirement scheduled for April 1997 and the concurrent expiration of Mr. Goodspeed's employment agreement, the composition of the Vons Board and committees and Vons' capital expenditure program. In mid-October 1996, Safeway reassessed Vons' operating performance, including the perceived performance of Vons' capital projects. Although Vons had continued to make progress in improving its operating results, Safeway management believed that there were a number of operating improvements that could be achieved at Vons through programs which Safeway had implemented successfully with respect to its own operations and which it believed it could implement successfully at Vons. As a result of these beliefs and concerns, Safeway senior management considered ways in which a business combination of the two companies would be likely to enhance value for all Vons and Safeway shareholders. Safeway management also believed that a business combination would resolve the important issues at Vons described above which continued to concern Safeway.

     On October 29, 1996, the Safeway Board determined to propose to acquire the shares of Vons Common Stock not owned by Safeway in a stock-for-stock business combination pursuant to which Safeway would issue 1.34 shares of Safeway Common Stock for each share of Vons Common Stock (which, based on the closing price of Safeway Common Stock on October 28, 1996, would have had a value of $59.46 per Vons share). In this connection, Safeway's legal advisors were Latham & Watkins and Simpson Thacher & Bartlett and its financial advisor was Morgan Stanley & Co. Incorporated ("Morgan Stanley"). On October 30, 1996, Mr. Burd sent the following letter to the Vons Board which was also publicly disclosed:
                            ------------------------

                                          October 30, 1996

Board of Directors               VIA FACSIMILE
The Vons Companies, Inc.
618 Michillinda Avenue
Arcadia, CA 91007

Gentlemen:

     The Board of Directors and management of Safeway have determined that a business combination of our companies would be extremely beneficial to the shareholders of both Vons and Safeway. To that end, I am writing to advise you that Safeway is hereby proposing a stock-for-stock merger in which each share of Vons common stock not owned by Safeway would be exchanged, tax-free, for 1.34 shares of Safeway common stock which, based on the closing price of Safeway stock on October 29, 1996, would have a value in excess of $58 per Vons share.

     We believe that our proposed exchange ratio represents a compelling price for your shareholders. Based on current prices for Safeway stock, the value of our proposal reflects multiples of EBITDA and net income that are among the highest ever paid in an acquisition of this type in our industry. Through the second quarter, the proposal represents multiples of trailing 12-month EBITDA and net income of 9.9x and 33.5x, respectively. The value of our proposal is approximately 30% higher than the highest price at which Vons common stock has ever traded, and represents a 35% premium over the closing stock price for Vons common stock on October 29, 1996.

     A combination of Safeway and Vons would offer a number of substantial benefits:

     - The combination of Safeway and Vons would result in the second largest grocery store chain in North America, with 1,375 stores, operations in 16 states, the District of Columbia and five Canadian provinces and sales in excess of $22.5 billion. The combined company would have the number one or number two market share in each of its ten operating regions. The business combination, would result in your shareholders' diversifying their investment and no longer being vulnerable solely to economic and other factors that affect Southern California. The combined company would have the largest market capitalization in the industry, resulting in a larger and more liquid public market for your shareholders.

     - Safeway is a growth company. Safeway's same store sales growth has exceeded 3.0% in each of the last 13 quarters. In addition, Safeway's same store sales growth has led the industry based on comparisons over periods of two years, three years and four years. Combining our sales growth strategy with the programs that Vons has successfully implemented under the leadership of Vons' management team would place our combined companies at the forefront of the industry.

     - Safeway is recognized as an industry leader in controlling costs and has achieved significant improvements in its returns on its capital investments. Our efforts to reduce or control costs have resulted in a year-over-year decline of operating and administrative costs as a percentage of sales for 14 consecutive quarters. No other major operator in our industry has come close to matching that achievement.

     - At the same time, Safeway has had a significant increase in jobs and employee hours at Safeway's stores and would anticipate having the same experience with Vons. A successful implementation of this growth strategy at Vons should mean a continued increase in jobs at Vons stores. In addition, it is our intention that following the transaction, Vons will maintain offices in Arcadia and the stores will continue to operate under the "Vons" name.

     It is our strong preference to work with you toward a negotiated transaction. To that end, Safeway will not acquire additional shares of Vons common stock except on a basis offered to all of your shareholders. In any event, we want you to know that we are fully committed to completing this transaction.

     We look forward to meeting with you as soon as possible to discuss the terms of the transaction we have proposed. We are confident that such a transaction is in the best interests of both of our companies, and their respective shareholders, customers, employees and communities. We are committed to working with you to negotiate and sign a definitive agreement and to complete this transaction as soon as practicable thereafter. As required under federal securities laws, this proposal is being made public through a Schedule 13D filing with the SEC, and we have issued a press release to facilitate dissemination of the information in this letter.

     Although we understand that you will need some time to consider carefully our proposal, we would appreciate hearing from you within two weeks regarding your willingness to negotiate the terms of our proposal.

                                          Very truly yours,

                                          /s/ STEVEN A. BURD
                                          Steven A. Burd
                                          President and Chief Executive Officer
                            ------------------------

     On October 30 and during the course of the next few days, Safeway's representatives on the Vons Board personally contacted each of the other members of the Vons Board to state, among other things, Safeway's belief that the October 30 proposal was in the long-term best interests for all of Vons shareholders. In response to the letter, Vons announced that the proposal would be studied by the Special Committee, which would respond in due course.

     On October 31, 1996, Vons released record financial results for its third quarter and the first forty weeks of 1996.

     Following the October 30, 1996 public announcement of the Safeway proposal to acquire Vons, the Special Committee authorized Credit Suisse First Boston to contact third parties who members of the Special Committee believed might have an interest in pursuing a transaction with Vons as an alternative to the Safeway proposal. Credit Suisse First Boston subsequently contacted 21 parties, only one of whom expressed any interest in a transaction with Vons and entered into a confidentiality agreement with Vons; no party expressed interest in pursuing a potential acquisition of Vons.

     On November 12, 1996, after Vons executed a confidentiality agreement with Safeway, financial and legal advisors to the Special Committee met with representatives of Safeway, including members of Safeway's senior management and Safeway's financial and legal advisors. At that meeting, Safeway's management described the strategic basis for a business combination of Safeway and Vons and provided an overview of certain aspects of Safeway's financial analysis of the proposed combination. At and following such meeting, the Special Committee's advisors also performed a due diligence investigation of Safeway to assist them in analyzing the proposed combination of Safeway and Vons. Subsequently, the Special Committee authorized its advisors to make a counter-proposal to Safeway.

     On November 20, 1996, financial and legal advisors to the Special Committee again met with representatives of Safeway, including members of Safeway's senior management. At that meeting, the Special Committee's advisors described that Vons had increased its internal financial projections to reflect Vons' actual results for the first nine months of 1996 and future prospects in light of such results. During this meeting, the Special Committee's advisors indicated that Vons estimated it would have earnings per share of $2.34 in fiscal 1996 and $3.02 in fiscal 1997. The Special Committee's advisors stated that they believed that the Special Committee would approve a transaction with Safeway with a significantly higher exchange ratio than the 1.34 shares of Safeway Common Stock offered for each share of Vons Common Stock in Safeway's October 30 proposal, with a mechanism for maintaining the value of the consideration received by the Vons shareholders in the event that the price of the Safeway Common Stock were to decrease, and in which two current members of the Special Committee were elected to serve on the Safeway Board following the completion of the transaction. Safeway's representatives responded that the higher exchange ratio proposed by the Special Committee's advisors would not be acceptable to Safeway. Safeway's representatives stated that Safeway viewed its October 30 proposal as an extremely attractive transaction for the Vons shareholders. Safeway's representatives reiterated Safeway's desire to consummate a negotiated transaction with Vons and indicated that Safeway might be willing to consider a slight increase in the exchange ratio that it proposed, but would need to evaluate certain financial and other information of Vons before proposing any increased ratio. Safeway's representatives also stated that Safeway's proposal did not contemplate any price collar or similar mechanism and did not contemplate any changes in the membership of the Safeway Board.

     During the next week, the financial advisors for the Special Committee and Safeway had a number of discussions concerning Vons' revised internal projections and the basis therefor. Also during that week, Safeway considered ways that it might make its proposal more attractive to the Vons shareholders, including ways in which Safeway could limit the number of outstanding shares of Safeway Common Stock following the transaction by repurchasing shares at the time of the completion of the Vons acquisition. Upon concluding that such a repurchase would be advantageous, it was determined that restrictions in the Safeway indentures and the requirements of tax and securities laws made the Common Stock Partnerships the only practicable source of such shares. Safeway discussed with representatives of KKR the possibility of purchasing shares of Safeway Common Stock from the Common Stock Partnerships. Representatives of KKR indicated that subject to an agreement on price, such a transaction could be acceptable to the Common Stock Partnerships. Safeway management and the representatives of KKR agreed that such a transaction would need to be approved by a committee of Safeway directors not affiliated with KKR.

     On November 26, 1996, the Special Committee's financial advisors met with representatives of Safeway, including members of Safeway's senior management. At that meeting, the Safeway representatives described how the value of the business combination to the Vons shareholders could be enhanced significantly if it was accompanied by a significant repurchase of outstanding shares of Safeway Common Stock. This structure would maintain the tax-free character of the transaction for the Vons shareholders, which Safeway believed was an important feature of the transaction. After further discussion, the Safeway representatives indicated that they would be prepared to support an increase in the exchange ratio to 1.40, but only if Safeway was provided with an opportunity to review certain financial and other information of Vons underlying the revised Vons projections and if Safeway were satisfied with the results of its review of such information. Based on the closing price of Safeway Common Stock on November 25, 1996, an exchange ratio of 1.40 would have had a value of $58.45 per Vons share. In connection with such meeting, Safeway executed a confidentiality agreement with Vons. Subsequently, the financial advisors for Safeway and the Special Committee exchanged additional information, including information as to why Safeway believed that a repurchase of shares of Safeway Common Stock from the Common Stock Partnerships would improve the economics of the transaction for the Safeway and Vons shareholders.

     Subsequent to the November 26, 1996 meeting, the financial advisors to the Special Committee presented the Special Committee with the results of its meeting with Safeway and Safeway's financial advisors. The Special Committee then authorized Mr. Tauscher to make a new proposal to Safeway.

     On December 4, 1996, Mr. Tauscher spoke first with Mr. Greene and later with Mr. Burd and Mr. Greene concerning Safeway's request for information and the Special Committee's view of Safeway's proposal. Mr. Tauscher indicated that the Special Committee would be willing to consider an exchange ratio of 1.425. He said that the Special Committee would authorize Vons to provide the information that Safeway had requested only if Safeway were willing to agree to offer an exchange ratio of 1.425. After further discussion, Messrs. Burd and Greene indicated that, subject to Safeway's satisfactory review of the requested information, they would be prepared to support an exchange ratio of 1.425. Based on the closing price of Safeway Common Stock on December 3, 1996, an exchange ratio of 1.425 would have had a value of $58.96 per Vons share. Messrs. Burd, Greene and Tauscher also discussed the possible repurchase of Safeway Common Stock by Safeway in connection with the transaction. In subsequent conversations, the Special Committee's financial and legal advisors confirmed that the Special Committee believed that a possible business combination between Vons and Safeway would be of greater benefit to the Vons shareholders if Safeway reduced the number of outstanding shares after the transaction through a substantial share repurchase, but expressed their view that a repurchase would not be acceptable so long as the price paid represented a premium to the then-current market price of Safeway Common Stock.

     On December 6, 1996, after Safeway executed another confidentiality agreement, representatives of Safeway met with members of Vons senior management and the Special Committee's advisors to review certain financial and other information relating to Vons which had been requested at the November 26 meeting.

     Following such meeting, Safeway's legal counsel provided a draft merger agreement to Vons and the Special Committee's legal counsel. During the week of December 9, 1996, representatives of Safeway and the Special Committee negotiated the terms of a merger agreement, including the Special Committee's request that Safeway include a repurchase of Safeway Common Stock as part of the transaction. During the course of the negotiations, at the insistence of the Special Committee, Safeway agreed that Vons' obligations to consummate the Merger would be conditioned on Vons' obtaining the approval of holders of a majority of the outstanding shares of Vons Common Stock not held by Safeway (which vote is in addition to the vote required by Michigan law).

     On December 10, 1996, the Board of Directors of Safeway met to consider the proposed merger with Vons. As of that meeting, no agreement had been reached between Safeway and KKR concerning whether Safeway would repurchase shares of Safeway Common Stock from the Common Stock Partnerships. However, Safeway's financial and legal advisors confirmed that the Special Committee's advisors had suggested that the Special Committee would require a significant repurchase of Safeway Common Stock as a condition to the transaction. Following the December 10 meeting, the Safeway Special Committee, comprised of Messrs. Paul Hazen and Sam Ginn and the Common Stock Partnerships agreed on the terms of a repurchase in which Safeway would acquire 15 million shares of Safeway Common Stock from the Common Stock Partnerships at a price to be determined based on the future trading values of Safeway Common Stock prior to the Merger, subject to a minimum share price of $38.375, which was equal to the closing market price on the date prior to the public announcement of the Merger Agreement.

     On December 13, 1996, the 15 million share repurchase was approved by the Safeway Special Committee. Later that day, the Safeway Board approved the Merger, the issuance of shares of Safeway Common Stock in connection with the Merger and the 15 million share repurchase.

     On December 13, 1996, the Special Committee met to consider the potential merger of Vons with Safeway. At this meeting, Vons management, as well as the Special Committee's legal and financial advisors, made presentations regarding the terms of the definitive merger agreement being negotiated between representatives of Safeway and Vons, and Credit Suisse First Boston rendered its oral opinion that the Exchange Ratio to be offered to the Vons shareholders in the Merger is fair to such shareholders (other than Safeway and its subsidiaries) from a financial point of view. See "-- Opinion of Financial Advisor to the Special Committee." Based on the foregoing, the Special Committee unanimously recommended that the Vons Board approve the terms of the Merger and the Merger Agreement. Thereafter, the full Vons Board was convened and, upon the recommendation of the Special Committee, unanimously determined (with the four members of the Vons Board affiliated with Safeway abstaining) that the terms of the proposed Merger are advisable to, and in the best interests of, Vons and its shareholders and approved the Merger Agreement and the Merger. See
"-- Recommendation of the Special Committee and the Vons Board of Directors; Vons' Reasons for the Merger."

     Following further negotiations, on December 15, 1996, Safeway and Vons executed and delivered the Merger Agreement, the Common Stock Partnerships executed and delivered the KKR Voting Agreements, and SSI Associates and Safeway executed and delivered the agreement for the repurchase of 15 million shares on the terms described above. The execution of the Merger Agreement was publicly announced in a joint Vons/Safeway press release on December 16, 1996. The Merger Agreement approved by the Vons Board stated that Vons' obligation to consummate the Merger was conditioned on, among other things, the agreement relating to the 15 million share repurchase being in full force and effect.

     On January 6, 1997, Safeway management discussed with members of the Safeway Special Committee and representatives of KKR the possible modification of the previously approved repurchase agreement to provide that Safeway would increase the number of shares of Safeway Common Stock that it would repurchase from the Common Stock Partnerships and agree to a fixed purchase price. See "The Repurchase." Safeway management viewed the increased repurchase as a way to make the Merger more attractive to the shareholders of Safeway and Vons because it further reduced the number of additional shares of Safeway Common Stock that would be outstanding following the Merger and set a fixed purchase price for the repurchase. Following such discussion, the Safeway Special Committee and the Common Stock Partnerships agreed on amended terms of the repurchase, increasing the number of shares from 15 million to 32 million and fixing the price per share at $43. On January 8, 1997, the Repurchase was approved by the Safeway Special Committee and the Safeway Board and the Safeway Board approved the Merger Agreement Amendment. Later that day, the Special Committee and the Vons Board met and considered the Repurchase and approved the terms of the Merger Agreement Amendment. The Merger Agreement Amendment provides that Vons' obligation to consummate the Merger is conditioned on, among other things, the Repurchase Agreement being in full force and effect. See "Recommendation of the Special Committee and the Vons Board of Directors; Vons' Reasons for the Merger." The Merger Agreement contains certain restrictions on Safeway's ability to effect further repurchases prior to the Effective Time. The closing price of Safeway Common Stock on the NYSE Composite Tape on January 7, 1997, the day prior to the date that the Special Committee and the Board approved the Repurchase, was $44.25 per share. On January 9, 1997, Safeway announced the Repurchase. See "The Merger Agreement -- Certain Covenants -- Safeway Repurchase Right."

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE VONS BOARD OF DIRECTORS; VONS' REASONS FOR THE MERGER

     At its meeting on December 13, 1996, following presentations by Vons management and the Special Committee's financial and legal advisors, the Special Committee determined that the proposed Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to and in the best interests of Vons and its shareholders and unanimously recommended that the Vons Board of Directors approve the Merger Agreement. Immediately following such meeting, a meeting of the full Board of Directors was convened and, following the recommendation of the Special Committee, the Vons Board unanimously (with the four directors affiliated with Safeway abstaining) (i) determined that the proposed Merger, upon the terms and subject to the conditions of the Merger Agreement, is advisable to and in the best interests of Vons and its shareholders and approved the Merger Agreement; (ii) recommended that holders of Vons Common Stock approve and adopt the Merger Agreement and the proposed Merger; and (iii) approved the Merger Agreement. As described under " --Background of the Merger," the Board was confronted with decisions about the future of Vons in light of Safeway's significant stock ownership position in Vons and Safeway's October 30, 1996 public proposal, as well as the competitive environment in the food retailing industry generally and in southern California in particular. The Special Committee received presentations from Vons management regarding the condition of the food retailing industry, Vons' and Safeway's positions in that industry and Vons' and Safeway's prospects for the future. In addition, the Special Committee received a presentation from Credit Suisse First Boston regarding its efforts to solicit indications of interest from third parties to engage in a transaction with Vons as an alternative to a merger with Safeway. The Special Committee's decision to recommend, and the Vons Board's decision to enter into, the Merger Agreement were based, in large part, upon balancing the risks and benefits of the proposed Merger against the risks and benefits of the other strategic alternatives available to Vons.

     At its meeting on January 8, 1997, following presentations by the Special Committee's financial and legal advisors, the Special Committee determined that the Repurchase and the Merger Agreement Amendment were advisable to and in the best interests of Vons and its shareholders and recommended that the Vons Board approve the Merger Agreement Amendment. Immediately following such meeting, a meeting of the Vons Board was convened and, following the recommendation of the Special Committee, the Vons Board approved (with the directors affiliated with Safeway abstaining) the Merger Agreement Amendment and reaffirmed its recommendation that holders of Vons Common Stock approve and adopt the Merger Agreement and the proposed Merger. In this connection, Credit Suisse First Boston orally advised the Special Committee that if the Repurchase had been in place at the time Credit Suisse First Boston rendered its opinion on December 13, 1996, the conclusion set forth in such opinion would not have changed. The closing price of Safeway Common Stock on the NYSE Composite Tape on January 7, 1997, the day prior to the date that the Special Committee and the Board approved the Repurchase, was $44.25 per share.

     In its deliberations, the Special Committee and the Vons Board considered a number of factors including, without limitation, the following:

          1. The Special Committee's and the Vons Board's knowledge of the business, operations, properties, assets, financial condition, operating results, business strategy and prospects of Vons and their knowledge of the business, operations, financial condition, operating results, business strategy and prospects of Safeway, including, without limitation, their view of Safeway management and Safeway's ability to date to successfully reduce costs, increase sales and improve capital management;

          2. The potential operational benefits that would be available to Vons following a combination with Safeway;

          3. The Special Committee's and the Vons Board's judgment as to the future prospects of Vons in light of Vons management's analysis of the food retailing industry and the competitive environment in Vons' markets located primarily in southern California, as contrasted with Safeway's geographically diverse markets;

          4. The prospects for the long-term value of Vons Common Stock contrasted with the long-term value of Safeway Common Stock giving effect to the Merger;

          5. The oral and written presentations of Credit Suisse First Boston and the oral opinion of Credit Suisse First Boston that, as of December 13, 1996, the Exchange Ratio to be offered to the shareholders of Vons in the Merger was fair to such shareholders (other than Safeway and its subsidiaries) from a financial point of view. See "-- Opinion of Financial Advisor to the Special Committee" for a discussion of the factors considered in rendering the opinion. Such opinion was confirmed in writing by Credit Suisse First Boston as of December 15, 1996. At the request of the Special Committee, Credit Suisse First Boston subsequently updated its opinion as of the date of this Proxy Statement/Prospectus to take into consideration the January 8, 1997 amendments to the Merger Agreement and the Repurchase Agreement. A copy of such opinion, which is subject to the limitations, qualifications and assumptions discussed therein, is included as Appendix B to the Proxy Statement/Prospectus, and should be read in its entirety;

          6. The terms and conditions of the Merger Agreement and the agreements contemplated thereby, including the Repurchase Agreement, which were negotiated at arm's length between the parties. The Special Committee considered in particular the "no-solicitation" provision of the Merger Agreement, the termination fee and expense reimbursement payable to Safeway (which could require payments of up to $55 million in the aggregate) and the termination provisions of the Merger Agreement. See "The Merger Agreement -- Termination." The Special Committee considered the impact of the "no-solicitation" provision of the Merger Agreement on Vons' ability to negotiate with third parties interested in acquiring Vons, including the fact that the Special Committee had previously authorized Credit Suisse First Boston to solicit indications of interest from third parties. While the Merger Agreement prohibits Vons from soliciting third-party offers, it does not prohibit Vons from considering unsolicited third-party offers;

          7. The conditions to consummation of the Merger included in the Merger Agreement, which included the requirement that the Merger Agreement and the Merger be approved and adopted by a majority of the outstanding Vons Common Stock not held by Safeway or its affiliates. In this connection, the Special Committee noted that Michigan law required only that the Merger and the Merger Agreement be approved by the holders of only a majority of the outstanding Vons Common Stock;

          8. Possible alternatives to the Merger, including, without limitation, continuing to operate Vons as an independent public company, merging with a strategic partner in the food retailing industry (other than Safeway), acquiring the shares of Vons' Common Stock owned by Safeway (which Safeway had previously indicated it was not prepared to sell) or making a strategic acquisition, as well as the impact, short-term and long-term, of such alternatives on the value of Vons;

          9. The increase of the Exchange Ratio to 1.425 (or a value of $55.58 per Vons share based on the closing price of Safeway Common Stock on December 12, 1996) from the exchange ratio of 1.34 (or a value of $58.12 per Vons share based on the closing price of Safeway Common Stock on October 29, 1996, the date on which such exchange ratio was first proposed, and a value of $52.26 per Vons share based on the closing price of Safeway Common Stock on December 12, 1996) included in Safeway's October 30, 1996 proposal;

          10. The terms of the Repurchase pursuant to which Safeway will repurchase 32 million shares of Safeway Common Stock at a price of $43.00 per share, which would cause the Merger to be more attractive on an earnings-per-share basis for holders of Vons Common Stock and increase the relative ownership of holders of Vons Common Stock in Safeway as the Surviving Corporation;

          11. The fact that since Safeway made public its proposal to acquire Vons on October 30, 1996, Credit Suisse First Boston, at the Special Committee's request, had contacted 21 third parties to solicit potential indications of interest in alternative transactions to the proposed Safeway merger, only one of whom was willing to enter into a confidentiality agreement with Vons; no party expressed interest in pursuing a potential acquisition of Vons and no party offered a transaction that the Special Committee believed would result in greater value to the Vons shareholders than the proposed Merger;

          12. The fact that, absent the proposed Merger with Safeway, the Vons Board would have to resolve plans for senior management succession since Vons' Chairman and Chief Executive Officer was scheduled to retire in April 1997, which was the same time Vons' Chief Operating Officer's employment agreement expired;

          13. The historical market price of Vons Common Stock, which had ranged from $25.00 per share to $45.00 per share during the year ended October 29, 1996, the last trading day prior to the announcement of Safeway's October 30, 1996 proposal, and from $15.375 per share to $45.00 per share during the three-year period ended October 29, 1996;

          14. The fact that the consideration to be received by Vons' shareholders in the Merger represents an approximately 43% premium over the closing price of Vons Common Stock of $43.125 per share on October 29, 1996 (based upon the value of the Exchange Ratio on such date), the last trading day prior to the public announcement of Safeway's October 30, 1996 proposal and provided significantly greater value than the initial concept discussed with Safeway representatives in April 1996 (see "-- Background of the Merger);

          15. The fact that Safeway owned approximately 34.4% of outstanding Vons Common Stock and had publicly stated that it was committed to completing the merger of Vons and Safeway on the basis set forth in Safeway's October 30, 1996 proposal; and

          16. The fact that the consideration to be received by the shareholders of Vons in the Merger will consist entirely of Safeway Common Stock and that the Merger is intended to be tax-free to Vons shareholders.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Vons Board includes all material matters considered but is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Special Committee and the Vons Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Special Committee and the Vons Board may have given different weights to different factors.

SAFEWAY'S REASONS FOR THE MERGER

     At a meeting held on December 13, 1996, the Board of Directors of Safeway unanimously approved the Merger Agreement and the issuance of Safeway Common Stock in connection with the Merger. The General Corporation Law of the State of Delaware (the "DGCL") does not require that Safeway stockholders approve the Merger Agreement or the issuance of Safeway Common Stock in the Merger, and no such approval is being sought. In addition, no Safeway stockholder approval is required under NYSE regulations.

     In reaching its conclusion to approve the Merger Agreement, the Board of Directors of Safeway determined that the Merger is consistent with and in furtherance of the long-term business strategy of Safeway. The Board of Directors of Safeway believes that the Merger will provide opportunities to enhance the performance of the operations of both Safeway and Vons and, as a result, to enhance value for all Vons and Safeway shareholders. The Board of Directors of Safeway believes that the Merger provides opportunities to achieve certain operating improvements beyond what Safeway or Vons could achieve on a stand-alone basis. See "The Companies -- The Combined Company."

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     Credit Suisse First Boston has acted as financial advisor to the Special Committee in connection with the Merger. The Special Committee selected Credit Suisse First Boston as its financial advisor because it is an internationally recognized investment banking firm and has substantial experience in transactions similar to the Merger and is familiar with Vons and the food retailing industry in general. Credit Suisse First Boston is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, the Special Committee requested that Credit Suisse First Boston evaluate the fairness to the shareholders of Vons (other than Safeway and its subsidiaries) from a financial point of view of the Exchange Ratio to be offered to such shareholders pursuant to the terms of the Merger Agreement. At a meeting of the Special Committee held on December 13, 1996, Credit Suisse First Boston orally advised the Special Committee that, as of such date and based upon and subject to certain matters discussed with the Special Committee, the Exchange Ratio to be offered to the shareholders of Vons in the Merger was fair to the shareholders of Vons (other than Safeway and its subsidiaries) from a financial point of view. Such opinion was subsequently confirmed in writing as of December 15, 1996. At the request of the Special Committee and after taking into consideration the January 8, 1997 amendments to the Merger Agreement and the Repurchase Agreement, Credit Suisse First Boston delivered to the Special Committee its updated opinion, dated March 5, 1997, that, as of such date and based upon and subject to the limitations, qualifications and assumptions discussed therein, the Exchange Ratio to be offered to the shareholders of Vons in the Merger was fair to the shareholders of Vons (other than Safeway and its subsidiaries) from a financial point of view. (the "Credit Suisse First Boston Opinion").

     In arriving at its opinion, Credit Suisse First Boston (i) reviewed the Merger Agreement and certain publicly available business and financial information relating to Vons and Safeway, (ii) reviewed certain other information, including financial forecasts provided to Credit Suisse First Boston by Vons and Safeway, (iii) met with the management of Vons to discuss the business and prospects of Vons, (iv) met with the management of Safeway to discuss the business and prospects of Vons and Safeway as independent companies and as a merged company, (v) considered certain financial and stock market data of Vons and Safeway and compared that data with similar data for other publicly held companies in businesses similar to those of Vons and Safeway, (vi) considered the financial terms of certain other business combinations and other transactions which have recently been effected, and (vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant. At the request of the Special Committee, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of Vons; however, none of such parties expressed interest in pursuing a potential transaction with Vons.

     In connection with the Credit Suisse First Boston Opinion, Credit Suisse First Boston did not assume responsibility for independent verification of any of the information provided to or otherwise reviewed by Credit Suisse First Boston and relied upon its being complete and accurate in all material respects. With respect to the financial forecasts of Vons, Credit Suisse First Boston assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Vons' management as to the future financial performance of Vons. For competitive and other business reasons, Safeway would not furnish internal financial projections of Safeway to Vons, the Special Committee or Credit Suisse First Boston. Instead, Credit Suisse First Boston was directed to use and rely on financial projections with respect to Safeway's future performance which were derived from published projections prepared by supermarket industry equity analysts compiled by Safeway and an extrapolation from those projections, as provided to Credit Suisse First Boston by Safeway, as well as additional information provided by Safeway in discussions with Credit Suisse First Boston. With respect to such projections, Credit Suisse First Boston assumed that they were reasonably prepared on bases reflecting the best current available estimates and judgments as to the future financial performance of Safeway. Credit Suisse First Boston also assumed, with the consent of the Special Committee, that the Merger will qualify as a "reorganization" under Section 368(a) of the Code, and that it will be consummated in accordance with the Merger Agreement. In addition, Credit Suisse First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Vons or Safeway, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston Opinion is necessarily based on information available to it and financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston Opinion.

     Credit Suisse First Boston expressed no opinion as to what the value of the Safeway Common Stock actually would be when issued to the Vons shareholders pursuant to the Merger or the prices at which the Safeway Common Stock would trade subsequent to the Merger. Although Credit Suisse First Boston evaluated the fairness of the Exchange Ratio to be offered to the holders of shares of Vons Common Stock (other than Safeway and its subsidiaries) in the Merger from a financial point of view, the specific consideration payable in the Merger was determined by the Special Committee and Safeway through arm's length negotiation. No other limitations were imposed by the Special Committee on Credit Suisse First Boston with respect to the investigations made or procedures followed by Credit Suisse First Boston.

     The full text of the Credit Suisse First Boston Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. Vons shareholders are urged to read the Credit Suisse First Boston Opinion carefully in its entirety. The Credit Suisse First Boston Opinion has been provided to the Special Committee for its information and is directed only to the fairness of the Exchange Ratio to be offered to shareholders of Vons (other than Safeway and its subsidiaries) in the Merger from a financial point of view, does not address any other aspects of the Merger or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the proposed Merger.

SUMMARY OF ANALYSES

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with its presentation to the Special Committee on December 13, 1996, and delivery of the Credit Suisse First Boston Opinion, and does not purport to be a complete description of the analyses conducted by Credit Suisse First Boston in arriving at its opinion.

     Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis of the projected unlevered free cash flows of Vons for the period 1997 through 2006, based upon financial forecasts for the period 1996 to 2000 provided to Credit Suisse First Boston by the management of Vons and financial forecasts for the period 2001 to 2006 developed by the management of Vons in discussions with Credit Suisse First Boston (the "Management Case Forecasts"). The Management Case Forecasts assumed (i) same store sales growth of 5.2% in 1996, 4% in 1997 and 3.5% per year through 2006; (ii) 26 new store openings and 28 replacement store openings from 1996 through 2000 and five new store openings per year and five replacement store openings per year from 2001 through 2006; (iii) new store financial performance of $375,000 of sales per week which increases by 6% in the second year, 5% in the third year, 4% in the fourth year and grows at the chain average for each subsequent year; (iv) gross margin improvement from 25.4% of sales in 1996 to 26% of sales in 1998 and remaining constant thereafter as a result of, among other things, increasing private label sales and improved category management; and (v) labor productivity improvements totaling $33 million by 2000. The Management Case Forecasts provided to Credit Suisse First Boston by the management of Vons which are utilized in this analysis included:
(i) projected sales of $5.4 billion in 1996, $5.6 billion in 1997, $6.1 billion in 1998, $6.4 billion in 1999 and $6.7 billion in 2000; (ii) projected earnings before interest and taxes ("EBIT") of $242 million in 1996, $287 million in 1997, $318 million in 1998, $335 million in 1999 and $355 million in 2000; (iii) projected net income of $104 million in 1996, $137 million in 1997, $163 million in 1998, $180 million in 1999 and $203 million in 2000; and (iv) projected earnings per share of $2.34 in 1996, $3.02 in 1997, $3.57 in 1998, $3.92 in 1999
and $4.39 in 2000. With the guidance of the management of Vons, Credit Suisse First Boston also prepared, as a part of its sensitivity analysis, a number of cases modifying certain of the assumptions utilized to prepare the Management Case Forecasts (the "Sensitivity Cases"). The Sensitivity Cases included (i) an accelerated new store opening case assuming, among other things, increased store openings in 1999 through 2003 (the "Accelerated New Store Opening Case"); (ii) a business intensification case assuming, among other things, increased same store sales growth, labor productivity and earnings before interest, taxes, depreciation and amortization ("EBITDA") margins and no new store openings in 1998 and 1999 (the "Business Intensification Case"); and (iii) a recession case assuming, among other things, a recession occurring from 2001 to 2003 with negative same store sales growth and reduced EBITDA margins (the "Recession Case"). Each of these cases was reviewed by the management of Vons who found them to be reasonable.

     Based upon these various financial forecasts, Credit Suisse First Boston developed an enterprise value (share price multiplied by shares outstanding (including in-the-money options) less in-the-money option proceeds plus total debt less cash and cash equivalents) reference range and an equity value per share of Vons Common Stock utilizing discount rates of 10.5% to 11.5% based on the weighted average cost of capital of Vons and terminal value multiples of estimated EBITDA in 2006 of 6.5x to 7.5x. Credit Suisse First Boston utilized the Management Case, Accelerated New Store Opening Case, Business Intensification Case and Recession Case scenarios for Vons merely as points of reference for the Special Committee and in no way intended to suggest parameters or forecasts as to the minimum or maximum enterprise and equity valuation ranges for Vons. This analysis resulted in an enterprise value reference range for Vons of $2.9 billion to $3.4 billion ($52.42 to $62.83 per share of Vons Common Stock) for the Management Case, $3.0 billion to $3.5 billion ($53.37 to $64.53 per share of Vons Common Stock) for the Accelerated New Store Opening Case, $3.2 billion to $3.7 billion ($57.41 to $68.14 per share of Vons Common Stock) for the Business Intensification Case and $2.2 billion to $2.6 billion ($37.01 to $44.66 per share of Vons Common Stock) for the Recession Case.

     Comparable Company Analysis. Credit Suisse First Boston performed a comparable company analysis in which it compared certain publicly available financial data, projections of future financial performance (reflecting a composite of equity research analysts' estimates) and market statistics (calculated based upon closing stock prices as of December 6, 1996) of selected publicly traded companies in the food retailing industry considered by Credit Suisse First Boston to be reasonably comparable to Vons with similar financial data of Vons. Such comparable companies included: Delchamps, Inc.; Food Lion, Inc.; Giant Food Inc.; Hannaford Bros. Co.; Quality Food Centers, Inc.; Weis Markets, Inc.; Winn Dixie Stores, Inc.; (the "Regional Comparable Companies"); Albertson's, Inc.; American Stores Company; The Great Atlantic & Pacific Tea Co., Inc.; Koninklijke Ahold nv; Safeway (the "Multi-Regional Comparable Companies"); The Kroger Co.; and Smith's Food & Drug Centers, Inc. (the "Highly Leveraged Comparable Companies" and, together with the Regional Comparable Companies and the Multi-Regional Comparable Companies, the "Comparable Companies"). Credit Suisse First Boston calculated the enterprise value (share price multiplied by fully-diluted shares outstanding less exercisable option proceeds plus total debt, preferred stock and minority interest, less cash and cash equivalents) of the Comparable Companies as multiples of (i) estimated 1996 sales; (ii) estimated 1996 and 1997 EBITDA and (iii) estimated 1996 EBIT. Credit Suisse First Boston also derived multiples of common stock prices per share relative to estimated 1996 and 1997 earnings per share for each of Vons and the Comparable Companies. This analysis indicated that (i) the enterprise value to estimated 1996 sales multiples ranged from 0.2x to 0.8x with an average of 0.5x for Regional Comparable Companies, ranged from 0.2x to 0.7x with an average of 0.5x for Multi-Regional Comparable Companies, and were 0.4x to 0.6x with an average of 0.5x for the Highly Leveraged Comparable Companies; (ii) the enterprise value to estimated 1996 EBITDA multiples ranged from 5.0x to 10.8x with an average of 7.7x for the Regional Comparable Companies, ranged from 4.7x to 9.1x with an average of 7.4x for the Multi-Regional Comparable Companies, and were 7.1x and 7.9x with an average of 7.5x for the Highly Leveraged Comparable Companies; (iii) the enterprise value to estimated 1997 EBITDA multiples ranged from 4.5x to 8.6x with an average of 6.8x for the Regional Comparable Companies, ranged from 4.0x to 7.9x with an average of 6.4x for the Multi-Regional Comparable Companies, and were 6.4x to 6.8x with an average of 6.6x for the Highly Leveraged Comparable Companies; (iv) the enterprise value to estimated 1996 EBIT multiples ranged from 10.4x to 14.3x with an average of 11.8x for the Regional Comparable Companies, ranged from 10.8x to 12.9x with an average of 11.7x for the Multi-Regional Comparable Companies, and were 11.0x and 11.1x with an average of 11.1x for the Highly Leveraged Comparable Companies; (v) the common stock prices to estimated 1996 earnings per share multiples ranged from 16.8x to 30.0x with an average of 20.5x for the Regional Comparable Companies, ranged from 16.7x to 25.0x with an average of 19.7x for the Multi-Regional Comparable Companies, and were 16.6x and 22.2x with an average of 19.4x for the Highly Leveraged Comparable Companies; and (vi) the common stock prices to estimated 1997 earnings per share multiples ranged from 15.6x to 24.5x with an average of 17.7x for the Regional Comparable Companies, ranged from 13.3x to 20.4x with an average of 16.5x for the Multi-Regional Comparable Companies, and were 13.7x and 20.0x with an average of 16.9x for the Highly Leveraged Comparable Companies. Credit Suisse First Boston then applied these multiples of estimated 1996 and 1997 financial performance to the appropriate benchmarks of Vons to derive an enterprise value reference range for Vons of $2.9 billion to $3.0 billion ($51.03 to $53.90 per share of Vons Common Stock).

     Comparable Acquisitions Analysis. Using publicly available information, Credit Suisse First Boston reviewed 22 selected business combinations which occurred since November 1986 involving companies in the food retailing industry (the "Acquisition Comparables"). The Acquisition Comparables included: Food Lion, Inc./Kash 'N Karry Food Stores; Koninklijke Ahold nv/Stop & Shop Companies, Inc.; Smith's Food & Drug Centers, Inc./Smitty's Supermarkets, Inc.; Bruckman, Rosser, Sherrill/Jitney Jungle Stores of America, Inc.; KKR/Bruno's, Inc.; Koninklijke Ahold nv/Mayfair Supermarkets, Inc.; Food 4 Less Holdings, Inc./Ralphs Grocery Company; Stop & Shop Companies, Inc./Purity Supreme, Inc.; Yucaipa Cos./Dominick's; Winn Dixie Stores, Inc./Thriftway Stores, Inc.; Quality Food Centers, Inc./Olson's Food Stores; J. Sainsbury Plc/Giant Food Inc.; Investcorp SA/Star Markets Co, Inc.; Hannaford Bros. Co./Boney Wiker & Sons; Yucaipa/Smitty's Super Valu, Inc.; Cisneros Group/Pueblo International, Inc.; Randall's Management Corporation, Inc./Cullum Companies, Inc.; Freeman Spogli & Co., Inc./Purity Supreme, Inc.; Food 4 Less Holdings, Inc./Alpha Beta Company, Inc.; Freeman Spogli & Co., Inc./Buttrey Foods and Drug Stores Company, Inc.; KKR/Stop & Shop Companies, Inc.; and KKR/Safeway. For each of the Acquisition Comparables, Credit Suisse First Boston compared the enterprise value of each such transaction as a multiple of the publicly available latest twelve months' ("LTM") sales, EBIT and EBITDA and number of stores of the acquired company. This analysis indicated that the enterprise value as a multiple of: (i) LTM sales ranged from 0.16x to 0.70x; (ii) LTM EBIT ranged from 7.4x to 14.6x; (iii) LTM EBITDA ranged from 5.1x to 9.6x; and (iv) the number of stores acquired ranged from $1.8 million to $14.2 million. This analysis resulted in an enterprise value reference range for Vons of $2.5 billion to $3.2 billion ($42.54 to $57.83 per share of Vons Common Stock).

     Leveraged Buyout Analysis. Credit Suisse First Boston performed a leverage buyout analysis to determine the range of potential reference values for Vons that could be achieved in the acquisition of Vons in a leveraged buyout based upon current market conditions. To conduct this analysis, Credit Suisse First Boston utilized Management Case Forecasts provided by the management of Vons and, at the instruction of Vons management, assumed $10 million in annual cost savings. This analysis resulted in an enterprise value reference range for Vons of $2.8 billion to $2.9 billion ($48.27 to $52.31 per share of Vons Common Stock).

     Credit Suisse First Boston Reference Range. On the basis of the valuation methodologies employed in the analyses described above, Credit Suisse First Boston developed an enterprise value reference range for Vons of $3.0 billion to $3.4 billion and an equity value reference range of $52.52 to $62.61 per share of Vons Common Stock. Credit Suisse First Boston noted that the Exchange Ratio to be offered to the shareholders (other than Safeway and its subsidiaries), based upon the closing price of Safeway Common Stock on December 9, 1996 of $40.00 per share and on October 29, 1996 (the date preceding the announcement of Safeway's initial acquisition proposal) of $43.375 per share, the value of Safeway Common Stock to be received by such shareholders for each share of Vons Common Stock was $57.00 and $61.81, respectively.

     Additional Information. In addition, Credit Suisse First Boston reviewed with the Special Committee certain additional financial and other information concerning Safeway. Such additional information included a comparison of Safeway with other U.S. food retailers with respect to relative size in terms of number of stores, sales and market capitalization, and historical financial performance and stock price performance. Credit Suisse First Boston also reviewed Safeway's historical operating and financial performance, credit statistics, and daily stock price performance and daily trading volume for the period from November 14, 1995 through December 9, 1996, and equity research analysts' perspectives on Safeway's financial and stock price performance.

     Credit Suisse First Boston also reviewed with the Special Committee the financial information concerning Safeway which was derived from published projections prepared by supermarket industry equity analysts and compiled by the management of Safeway for fiscal years 1996 through 1998 and an extrapolation therefrom for fiscal years 1999 and 2000, as provided to Credit Suisse First Boston by Safeway, as well as additional information provided by Safeway in discussions with Credit Suisse First Boston (the "Safeway Case") and additional financial information which adjusted upward the Safeway Case by using higher earnings per share growth rates for the period from 1997 through 2000, as well as information from discussions with Safeway (the "Safeway High Case"). Based upon these financial projections, Credit Suisse First Boston also reviewed a per share reference value range of Safeway with the Special Committee and compared this reference value range with Safeway's stock price on October 12, 1996, December 12, 1996 and as an average over this period. The per share reference value range for Safeway was developed using a discounted cash flow analysis and a comparable companies analysis. The discounted cash flow analysis assumed a 10% to 11% discount rate and a 6.5x to 7.5x terminal value multiple of estimated 2006 EBITDA. This analysis resulted in a range of share prices for Safeway Common Stock of $40.23 to $48.54 per share for the Safeway Case and $44.79 to $53.89 per share for the Safeway High Case. The comparable companies analysis was based on a range of industry multiples as of December 9, 1996 multiplied by the corresponding earnings per share estimate of $2.39 for the Safeway Case and $2.55 for the Safeway High Case. The comparable companies analysis resulted in a range of implied share prices for Safeway Common Stock of $41.83 to $44.22 per share for the Safeway Case and $44.63 to $47.18 per share for the Safeway High Case.

     Credit Suisse First Boston conducted a variety of relative valuation analyses which, assuming a variety of valuation methodologies and parameters, considered the equity values of Vons and Safeway in relation to each other (the "Relative Valuation Analysis"). The Relative Valuation Analyses were: (i) the Historical Stock Trading Analysis, (ii) the Discounted Cash Flow Exchange Ratio Analysis, (iii) the Contribution Analysis and (iv) the Private Market Analysis. Each of these analyses is summarized below.

        HISTORICAL STOCK TRADING ANALYSIS. Credit Suisse First Boston reviewed the per share daily closing market price of the Vons Common Stock and Safeway Common Stock over the period from October 30, 1994 through October 29, 1996 (the day preceding Safeway's initial acquisition proposal). Credit Suisse First Boston compared the average stock prices of Vons and Safeway over the period preceding Safeway's initial acquisition proposal by one day, one month, six months, one year and two years. Credit Suisse First Boston's comparison yielded implied exchange ratios ranging from 0.9942 to 1.1040 or an equity value of $43.13 to $47.89 per share of Vons Common Stock.

        DISCOUNTED CASH FLOW EXCHANGE RATIO ANALYSIS. Credit Suisse First Boston performed an exchange ratio analysis comparing discounted cash flow analyses for both companies using the Management Case Forecasts provided to Credit Suisse First Boston by the management of Vons which resulted in an equity value of $54.89 to $60.24 per share, the Safeway Case which resulted in an equity value of $41.94 to $46.53 per share and the Safeway High Case which resulted in an equity value of $46.68 to $51.67 per share. This discounted cash flow comparison resulted in implied exchange ratios ranging from 1.0623 to 1.4363 or an equity value of $46.08 to $63.04 per share of Vons Common Stock.

        CONTRIBUTION ANALYSIS. Credit Suisse First Boston utilized a contribution analysis under which it examined the relative ownership by the shareholders of Vons and Safeway in the pro forma combined company's estimated sales, EBITDA and net income for 1997, using the Vons Management Case Forecasts and the Safeway Case to derive an implied exchange ratio. This analysis yielded implied exchange ratios ranging from 1.2743 to 1.4466 or an equity value of $55.27 to $62.75 per share of Vons Common Stock.

        PRIVATE MARKET ANALYSIS. Credit Suisse First Boston performed an exchange ratio analysis comparing private market analyses for both companies. The private market analysis assumed 7.0x to 8.0x multiple of LTM EBITDA for Vons and Safeway and derived the implied exchange ratios ranging from 1.0712 to 1.4533 or an equity value of $46.46 to $63.04 per share of Vons Common Stock.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying the Credit Suisse First Boston Opinion. In arriving at its opinion, Credit Suisse First Boston considered the results of all such analyses taken as a whole. Furthermore, in arriving at its fairness opinion, Credit Suisse First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. No company or transaction used in the above analyses as a comparison is identical to Vons, Safeway, or the Merger. The analyses were prepared solely for purposes of Credit Suisse First Boston providing its opinion to the Special Committee as to the fairness of the Exchange Ratio to be offered to the shareholders of Vons (other than Safeway and its subsidiaries) in the Merger from a financial point of view, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses are based upon numerous factors or events beyond the control of Vons, Safeway, their respective advisors or any other person and are inherently uncertain. Actual future results may be materially different from those forecasted.

FEE AND OTHER INFORMATION

     Pursuant to the terms of Credit Suisse First Boston's engagement, for its services in connection with the Merger, Vons has agreed to pay Credit Suisse First Boston a financial advisory fee of $1,000,000 (which is creditable against any transaction fee) and a transaction fee of 0.4% of the aggregate consideration to be paid in the Merger payable upon consummation of the Merger. Based on the closing price of Safeway Common Stock on the NYSE Composite Tape on March 4, 1997, such fee would be approximately $11 million. Vons also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Vons and Safeway for their own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Credit Suisse First Boston advised the Special Committee of the extent of its prior relationship with KKR.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material federal income tax consequences of the Merger, which has been structured so as to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder and judicial and administrative decisions and rulings in effect as of the date hereof. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any legislative, judicial or administrative changes or interpretations may or may not be retroactive. It is assumed for purposes of this discussion that shares of Vons Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code.

     Consequences to Vons and Vons Shareholders. The obligation of Vons to effect the Merger is conditioned upon the delivery of an opinion to Vons from Wachtell, Lipton, Rosen & Katz, its counsel, dated as of the Closing Date, based upon certain customary representations and assumptions set forth therein, that for United States federal income tax purposes the Merger will constitute a reorganization with the meaning of Section 368(a) of the Code.

     Vons has received an opinion from Wachtell, Lipton, Rosen & Katz dated as of the date hereof, in reliance upon certain customary representations and assumptions, that the material United States federal income tax consequences of the Merger to Vons and its stockholders will be:

     (i) no gain or loss will be recognized for federal income tax purposes by Vons as a result of the Merger;

     (ii) no gain or loss will be recognized by a holder of Vons Common Stock upon his or her exchange of Vons Common Stock for Safeway Common Stock pursuant to the Merger, except that a holder of Vons Common Stock who receives cash proceeds in lieu of a fractional share interest in Safeway Common Stock will recognize a gain or loss equal to the difference between the cash received and the tax basis allocated to the fractional share interest;

     (iii) the tax basis of Safeway Common Stock received by a holder of Vons Common Stock who exchanges his or her Vons Common Stock for Safeway Common Stock will be the same as such stockholder's tax basis in the Vons Common Stock surrendered in exchange therefor (reduced by any tax basis allocable to a fractional share interest for which cash is received); and

     (iv) the holding period of the Safeway Common Stock received by a holder of Vons Common Stock will include the period during which the Vons Common Stock surrendered in exchange therefor was held (provided that such Vons Common Stock was held by such holder of Vons Common Stock as a capital asset at the Effective
Date).

     Consequences to Safeway and Merger Sub. Safeway believes, without reliance on the opinion of Wachtell, Lipton, Rosen & Katz or any other opinion, that there will be no material federal income tax consequences to Safeway or Merger Sub as a result of the Merger.

     Information Reporting and Backup Withholding. Certain noncorporate Vons shareholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in Safeway Common Stock. Backup withholding will not apply, however, to a shareholder who (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter to be sent to Vons shareholders (see "The Merger Agreement -- Exchange Procedures"), (ii) provides a certificate of foreign status on Form W-8, or (iii) is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W 9 may be subject to a $50 penalty imposed by the IRS.

     Each Vons shareholder will be required to retain records and file with such holder's United States federal income tax return a statement setting forth certain facts relating to the Merger.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR VONS SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN UNITED STATES FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, FINANCIAL INSTITUTIONS, INSURANCE COMPANIES, CERTAIN RETIREMENT PLANS, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND SHAREHOLDERS WHO ACQUIRED VONS COMMON STOCK PURSUANT TO THE EXERCISE OF VONS OPTIONS OR OTHERWISE AS COMPENSATION, AND DOES NOT ADDRESS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN

JURISDICTION. MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF VONS OPTIONS ARE NOT DISCUSSED.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of Vons' Board of Directors, shareholders should be aware that certain members of Vons' management and Board of Directors have certain interests in the Merger in addition to the interests of Vons' shareholders generally.

Severance Plan

     Certain officers of Vons are entitled to severance benefits under an Amended and Restated Severance Plan for Senior Management and Key Employees dated as of July 15, 1996 (the "Amended Plan") adopted by the Vons Board in July 1996. Under the terms of the Amended Plan, a participating executive who is employed by Vons at the Effective Time generally will become entitled to receive benefits if the executive's employment is terminated (i) by the executive during a 60-day period commencing one year after the occurrence of a "Change in Control" or (ii) by Vons without "Cause" or by the executive for "Good Reason" within two years following a Change in Control. For purposes of the Amended Plan, a "Change in Control" is deemed to include (i) any acquisition of stock if the acquiring person would thereafter be the beneficial owner of 50% or more of Vons' voting stock, (ii) a merger or consolidation of Vons resulting in the holders of Vons' voting stock immediately prior to such transaction holding less than 50% of the total voting common stock of the surviving corporation after such transaction, (iii) a sale or exchange of all or substantially all of the property and assets of Vons or (iv) any change over a two-year period or less in a majority of the Board of Directors that is not approved by a majority of the directors either in office at the commencement of such two-year period or who were elected with the approval of a majority of directors in office at the commencement of such two-year period. The Merger will constitute a Change in Control under the Amended Plan. The term "Cause" is defined to mean the commission of certain crimes, habitual neglect of duty if such neglect is not cured within five days of notice, or knowing, intentional or malicious conduct contrary to Vons' best interests that causes material harm to Vons. An executive's termination of employment is deemed for "Good Reason" if any of the following occurs during the six months prior to such termination without the executive's written consent: (i) any change that is not immaterial in the nature, or diminution in the status, of the individual's duties or position;
(ii) a reduction in the compensation or overall value of benefits provided to the individual; (iii) relocation of the executive's place of business by more than 35 miles; (iv) a failure to continue in effect any stock option, other equity-based or non-equity based incentive compensation plan in effect immediately prior to a Change in Control, or a reduction in the executive's relative participation in such a plan, unless the executive is given an opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value; (v) a failure to provide the executive the same number of paid vacation days per year available to him prior to the Change in Control, or any material reduction or elimination of any material benefit or perquisite enjoyed by the executive immediately prior to the Change in Control; or (vi) any breach of or failure by Vons to obtain an assumption by any successor or assignor of Vons of any provision of the Amended Plan or of any agreement entered into pursuant to the Amended Plan. The Amended Plan provides that, with respect to clauses (ii), (iv) and (v), "Good Reason" will not exist if the aggregate value of all benefits and compensation at the time of termination is reasonably equivalent to that in effect immediately prior to the Change in Control, or as in effect after the Change in Control if the aggregate value of such items was increased and such increase was approved prior to the Change in Control.

     Benefits payable under the Amended Plan include a lump sum cash payment equal to from one to two and one-half times the sum of (i) the higher of (a) the executive's annual base salary at the time of termination or (b) the highest annual base salary of the executive during the three fiscal years prior to the Change in Control and (ii) the average annual short-term incentive compensation bonus and average annual profit sharing plan contribution for the executive during the three fiscal years preceding the executive's termination. Severance compensation also includes: (i) up to $25,000 in appropriate outplacement counseling (or, if so elected by the executive, $25,000 in a cash lump sum payment); (ii) financial counseling for certain executives at a cost not to exceed $10,000; (iii) disability, health, life and accidental death and dismember-ment benefits for three years which are substantially similar to those benefits which the executive was receiving immediately prior to the Change in Control or, if greater, immediately prior to the date of termination; and (iv) additional credit for from one to two and one-half years of service for all purposes under all Vons' retirement plans other than its Profit Sharing Plan. In addition the Merger will constitute a change of control under the Vons 401(k) Wrap-Around Plan (the "Wrap Plan") and 1992 Supplemental Executive Retirement Plan (the "SERP") with varying consequences under each plan. Under the Wrap Plan, among other things, unfunded account balances will be required to be funded and irrevocably contributed to a trust. Under the SERP, participants (all of the officers of Vons) will, at the Effective Time, receive a lump sum payment, not adjusted to reflect early payment, of vested benefits as defined in the plan (increased by the additional retirement credit under the Amended Plan as referenced above) which would otherwise only have been payable after termination of employment and after age 55. The SERP also provides that it may not be terminated after a change of control.

     The Amended Plan also provides that if any payment received by certain of the covered executives constitutes an excess parachute payment under Section 280G of the Code, as determined by an accounting firm designated by the executive, the amount of the executive's payments shall be reduced to the extent necessary such that no part of the payments constitutes an "excess parachute payment," unless the executive would receive greater value with respect to the payments, net of all income taxes and excise taxes under Section 4999 of the Code, if such payments were not reduced; with respect to other covered executives, the Amended Plan provides that Vons shall "gross-up" the executives' payments for the amount of any excise taxes they incur under Section 4999 of the Code, and all other excise, income and employment taxes attributable to the gross-up of such excise tax, if an executive would receive at least $50,000 more in after-tax proceeds if Vons were to make such a gross-up payment than if the payments were reduced such that no part of the payments constituted an excess parachute payment. Under Section 280G of the Code, Vons is not permitted to deduct the amount of any "excess parachute payments" which are subject to the excise tax imposed on the executives under Section 4999 of the Code or the amount of any "gross-up" payments made to the executives.

     In the event of their termination by Vons without cause immediately after the Effective Time (assuming the Effective Time was April 15, 1997), Vons' Chief Executive Officer and the four other executive officers who were the most highly compensated executive officers of Vons for fiscal year 1996 ("Vons Named Officers") would receive cash payments representing severance benefits and outplacement counseling in approximately the following amounts: Lawrence A. Del Santo, $0; Richard E. Goodspeed, $1,856,000; Terry R. Peets, $1,310,000; Terrence J. Wallock, $965,000; and Pamela K. Knous, $906,000. In addition, Vons would make payments representing the "gross-up" for excise taxes arising from "excess parachute payments" in the amount of approximately $4,384,000 with respect to the Vons Named Officers. The Vons Named Officers would also receive financial counseling, extended disability, health, life and retirement benefits and change of control benefits under other Vons benefit plans as described above.

Employment Agreements

     Vons has three-year employment contracts with each of Lawrence A. Del Santo, the Chairman of the Board and Chief Executive Officer of Vons, and Richard E. Goodspeed, the President and Chief Operating Officer of Vons, entered into as of April 26, 1994 for terms ending, in each case, on April 30, 1997.

     Mr. Del Santo's agreement provides for a base salary of $550,000, with an annual bonus of up to 100% of base salary contingent upon the achievement by Vons of performance goals which are to be determined by Vons' Board of Directors. Mr. Del Santo was granted 200,000 non-qualified stock options at fair market value on April 26, 1994 and 175,000 non-qualified stock options at 25% of fair market value and all are exercisable 33 1/3% per year beginning one year after grant. The agreement also provides that all of Mr. Del Santo's options immediately vest in the event he is terminated by Vons other than for "Cause," as defined therein. Mr. Del Santo is also to receive upon retirement in May 1997 a monthly retirement benefit of $16,667 for the duration of his life, and, in the event of his death before retirement, his spouse is to receive the actuarially equivalent benefit (based on 100% joint and survivor benefit) of such payments.

     Mr. Goodspeed's agreement provides for a base salary of $400,000 per year, with an annual bonus of up to 100% of base salary contingent upon the achievement by the Company of performance goals. Mr. Goodspeed was also granted 175,000 non-qualified stock options at fair market value on April 26, 1994 which are exercisable 20% per year beginning one year after grant and 97,500 non-qualified stock options at 25% of fair market value which are exercisable 33
 1/3% per year beginning one year after grant. Mr. Goodspeed is also eligible to receive retirement benefits from a supplemental executive retirement plan, which becomes fully vested and nonforfeitable upon a change of control of Vons and the benefits under which do not reduce any payments received under the Amended Plan. In the event of Mr. Goodspeed's death, his spouse will receive the actuarial equivalent benefit (based on 100% joint and survivor benefit) of the amounts set forth in his retirement plan. In the event of termination without "Cause" or resignation for "Good Reason", as each term is defined in the contract, Mr. Goodspeed shall receive a monthly retirement benefit for life, in lieu of the above described pension benefit, in the amount of $8,333 beginning at age 65.

Stock Option Plans

     The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan, as amended (the "1990 Stock Option Plan") provides for vesting of options under certain circumstances upon a change of control. Specifically, the 1990 Stock Option Plan provides that all options granted may be exercised upon a "change of control" of Vons (defined as a sale or other transfer of 50% or more of Vons' voting stock, or a merger or other reorganization of Vons in which the shareholders of the corporation prior to such transaction beneficially own less than 50% of the voting stock of Vons or a successor immediately after the transaction, or a sale of substantially all of Vons' assets or a transaction resulting in the delisting of Vons stock from the NYSE), subject to a surviving corporation assuming or replacing the options. Pursuant to the 1990 Stock Option Plan, if the options are assumed or replaced by a surviving corporation, all options held by an optionee (whether or not otherwise then exercisable under the 1990 Stock Option Plan) would become vested and exercisable immediately upon involuntary termination of such optionee during the two year period following the Effective Time. Involuntary termination for executives covered by the Amended Plan, including the Vons Named Officers, is defined as any termination giving rise to severance compensation under the Amended Plan. Safeway has agreed to assume all outstanding options under the 1990 Stock Option Plan, and, consequently, in the event the Named Officers were terminated without cause immediately after the Effective Time (assuming the Effective Time was April 15,
1997), the following number of unvested Stock Options held by the Vons Named Officers would be accelerated to allow exercise at any time within thirty days after termination: Mr. Del Santo, 0 shares; Mr. Goodspeed, 70,000 shares; Mr. Peets, 62,500 shares; Mr. Wallock, 34,000 shares; and Ms. Knous, 31,663 shares. As of the Effective Time (assuming the Effective Time was April 15, 1997), the Vons Named Officers will hold vested Stock Options to purchase the following number of shares of Vons Common Stock: Mr. Del Santo, 375,000; Mr. Goodspeed, 202,500; Mr. Peets, 12,500; Mr. Wallock, 44,900; and Ms. Knous, 27,287. In
addition, two directors who were formerly officers of Vons hold vested Stock Options to purchase the following number of shares of Vons Common Stock: Roger
E. Stangeland, 150,000; William S. Davila, 5,000. See "The Merger
Agreement -- Treatment of Stock Options."

     In February 1997, Safeway determined to offer to replace, at the Effective Time, all outstanding Director Stock Options granted to Outside Directors under the Directors' Option Plan with Replacement Options to purchase Safeway Common Stock. Each Replacement Option will represent the right to purchase, on substantially the same terms and conditions as were applicable under the Director Stock Option being replaced, the number (rounded to the nearest whole number) of shares of Safeway Common Stock as such holder of such Director Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Director Stock Option in full immediately prior to the Effective Time (not taking into account whether such Director Stock Option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Vons Common Stock otherwise purchasable pursuant to such Director Stock Option divided by (y) the number of shares of Safeway Common Stock purchasable pursuant to such Replacement Option. Each Replacement Option will be fully exercisable regardless of whether the Director Stock Option was exercisable prior to the Effective Time. The Replacement Options, like the Directors' Stock Options generally will be exercisable until three months after resignation (or one year in the case of a director who is over 60 years old and has served on the Vons Board for more than three years). As of February 20,

1997, Outside Directors held Director Stock Options to purchase an aggregate of 200,525 shares of Vons Common Stock, which, if exchanged for Replacement Options, would represent the right to purchase an aggregate of 285,750 shares of Safeway Common Stock.

     If a holder does not elect to exchange his Director Stock Options for Replacement Options, then pursuant to the Directors' Option Plan, such Director Stock Options will be fully exercisable immediately prior to the Effective Time and will terminate at the Effective Time. In that case, it would be expected that the holder would exercise his Director Stock Options prior to the Effective Time and receive shares of Vons Common Stock which would be converted into the right to receive Safeway Common Stock at the Effective Time. See "Relationship Between Safeway and Vons."

Indemnification

     The Merger Agreement provides that Vons, Safeway and the Surviving Corporation will indemnify each present or former director, officer or employee of Vons against certain costs and expenses for a period of at least six years after the date of the Merger Agreement and will, subject to certain exceptions and qualifications; maintain in effect directors' and officers' liability insurance. See "The Merger Agreement -- Indemnification and Insurance."

DIVIDENDS ON SAFEWAY COMMON STOCK

     Safeway has not declared or paid any cash dividends on its Common Stock and does not currently intend to declare or pay any cash dividends. Any determination to pay dividends in the future will be at the discretion of the Combined Company's Board of Directors and will be dependent upon Safeway's results of operations, financial conditions, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Combined Company's Board of Directors. Safeway's credit agreement and certain of its indentures contain restrictions on Safeway's ability to pay cash dividends on Safeway Common Stock. See "Description of Safeway Capital Stock -- Dividends."

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase, with Safeway as acquiror, in accordance with GAAP. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. Income of the Combined Company will not include income of Vons prior to the Effective Time except for Safeway's equity in Vons' earnings based on Safeway's ownership of 34.4% of Vons Common Stock prior to the Effective Time.

DISSENTERS' RIGHTS

     Holders of Vons Common Stock are not entitled to dissenters' rights in connection with the Merger under the MBCA. See "Comparison of Rights of Holders of Vons Common Stock and Safeway Common Stock."

REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and specified waiting period requirements have been satisfied. Vons and Safeway filed premerger notification and report forms with the FTC and the Antitrust Division on January 22, 1997. The waiting period expired on February 21, 1997.

     Vons and Safeway are not aware of any license or regulatory permit which is material to the businesses of Vons or Safeway and which is likely to be adversely affected by consummation of the Merger or of any approval or other action by any state, federal or foreign government or governmental agency (other than routine re-licensing procedures) that would be required prior to the Merger.

RESALE OF SAFEWAY STOCK

     All shares of Safeway Common Stock received by Vons shareholders in the Merger will be freely transferable, except that shares of Safeway Common Stock received by persons deemed to be "affiliates" (as defined under the Securities Act) of Vons at the Effective Time may be resold only in certain permitted circumstances set forth in Rules 144 and 145 under the Securities Act. This Proxy Statement/Prospectus does not cover resales of Safeway Common Stock received by any person who may be deemed to be an affiliate of Vons.

     The Merger Agreement requires Vons to request each of its affiliates to execute a written agreement, substantially in the form attached as an exhibit to the Merger Agreement, to the effect that such person will not sell, pledge, transfer or otherwise dispose of any shares of Safeway Common Stock issued to such person pursuant to the Merger (or the subsequent exercise of options for Safeway Common Stock assumed by Safeway in connection therewith) except upon delivery to Safeway of an opinion of counsel that the proposed disposition will not violate Rule 145 under the Securities Act.

SHAREHOLDER LITIGATION

     On October 30, 1996, a purported class action lawsuit was filed in the Los Angeles Superior Court allegedly on behalf of shareholders of Vons other than Safeway, against Vons and Vons' directors, Wilk v. Vons Companies, Inc., Case No. BC 159956. Although Safeway is not named as a defendant, certain of the individual defendants who are Vons' directors are also directors of Safeway. The complaint alleges that defendants Vons and the Vons' directors have breached their fiduciary duty to the shareholders of Vons because the October 30 proposal was at an inadequate exchange ratio and constituted part of a plan by defendants to enable Safeway to acquire 100% of the equity ownership of Vons for its own benefit and at the expense of the other public shareholders of Vons. The complaint seeks a preliminary and permanent injunction against the Merger, rescission if the Merger is consummated, damages in an unspecified amount and costs, including attorneys' and experts' fees.

     On November 12, 1996, a second purported class action lawsuit was filed in the Los Angeles Superior Court allegedly on behalf of the shareholders of Vons, against the same defendants, plus Safeway, Weiner v. Safeway, Inc., Case No. BC 160702. The Weiner v. Safeway, Inc. complaint contains substantially the same allegations made in the Wilk v. Vons Companies, Inc. complaint and also alleges
(i) breach of the defendants' fiduciary duties of loyalty, due care, good faith and fair dealing owed to Vons' minority shareholders, and (ii) abuse of the defendants' alleged ability to control Vons. The Weiner v. Safeway, Inc.,complaint requests substantially the same relief requested in the Wilk v. Vons Companies, Inc. complaint.

     Counsel to the parties to these lawsuits have entered into a Memorandum of Understanding effective January 30, 1997 the ("MOU"), pursuant to which they have agreed to a settlement of the lawsuits. The consummation of the settlement is subject to a number of considerations, including consummation of the Merger, the completion by plaintiffs of appropriate discovery and final court approval of the terms of settlement and dismissal of the lawsuits with prejudice. The MOU will be of no further force and effect if any of the conditions are not met or if plaintiffs' counsel determine that the settlement is not fair and reasonable. It is expected that shareholders of record who are potential class members in the Wilk v. Vons Companies, Inc. and Weiner v. Safeway, Inc. lawsuits will receive a notice to be paid for by Vons setting forth the terms and conditions of the proposed settlement. The proposed settlement of the lawsuits will not have a material adverse effect on the financial statements of Vons taken as a whole or on the financial statements of the Combined Company taken as a whole.

                              THE MERGER AGREEMENT

     THE DETAILED TERMS OF AND CONDITIONS TO THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT, WHICH IS INCLUDED IN FULL AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY DESCRIPTION OF THE TERMS OF THE MERGER AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY, AND MADE SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE MERGER AGREEMENT. ALL VONS SHAREHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

TERMS OF THE MERGER

     The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the shareholders of Vons and the satisfaction or waiver, if applicable, of the other conditions to the Merger, Merger Sub will be merged with and into Vons, and Vons shall continue as the surviving corporation. As a result of the Merger, as of the Effective Time, all the property, rights, privileges, powers and franchises of Vons and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Vons and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger will have the effects set forth in the Merger Agreement, Certificate of Merger, and the MBCA.

EFFECTIVE TIME

     The Merger will be consummated by filing a certificate of merger with the appropriate administrator, as provided in the MBCA, together with any required related documents, or such later time as is specified in such certificate. Subject to the satisfaction (or waiver) of the other conditions to the obligations of Vons and Safeway to consummate the Merger which are set forth in the Merger Agreement, it is presently expected that the Merger will be consummated immediately following the Special Meeting or as soon thereafter as such other conditions set forth in the Merger Agreement are satisfied or waived.

CONVERSION OF SHARES

     At the Effective Time, pursuant to the Merger Agreement, each share of Vons Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Vons Common Stock that are cancelled, as discussed below) will be converted into the right to receive 1.425 shares of Safeway Common Stock.

     Each share of Vons Common Stock held in the treasury of Vons and each share of Vons Common Stock held by Safeway, Merger Sub or any direct or indirect wholly owned subsidiary of Vons or Safeway immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

     All shares of Vons Common Stock converted into the right to receive Safeway Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and extinguished and shall cease to exist, and each certificate which previously represented any such shares shall thereafter represent the right to receive, upon proper surrender of such certificate as described below in "-- Exchange Procedures," the number of shares of Safeway Common Stock into which such shares have been converted. At the Effective Time, the holders of certificates previously representing shares of Vons Common Stock will cease to have any rights with respect to such shares of Vons Common Stock, except the right to receive Safeway Common Stock, cash in lieu of any fractional shares of Safeway Common Stock and any unpaid dividends or other distributions in respect of Safeway Common Stock payable upon surrender of certificates of Vons Common Stock, as described below. No interest will be paid or will accrue on any cash in lieu of fractional shares or unpaid dividends or distributions payable upon surrender of certificates of Vons Common Stock for exchange. At or after the Effective Time, there will be no transfers on the transfer books of Vons of shares of Vons Common Stock which were outstanding immediately prior to the Effective Time.

     The Merger Agreement provides that if Safeway effects a stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares between the date of the Merger Agreement and the Effective Time, the Exchange Ratio will be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, conversion or exchange of shares.

     Approximately 41.3 million shares of Safeway Common Stock will be issued to holders of outstanding shares of Vons Common Stock pursuant to the Merger. This figure is calculated by taking into account that, as of February 20, 1997, there were 28,965,770 shares of Vons Common Stock issued and outstanding (other than shares held by Safeway and its affiliates). Immediately following the Merger, Safeway will consummate the Repurchase, which will result in Safeway repurchasing 32 million shares of Safeway Common Stock from SSI Associates. See "The Repurchase."

TREATMENT OF STOCK OPTIONS

     At the Effective Time, each outstanding Stock Option, whether vested or unvested, shall be assumed by Safeway and constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded to the nearest whole number) of shares of Safeway Common Stock as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time (not taking into account whether or not such Stock Option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Vons Common Stock otherwise purchasable pursuant to such Stock Option divided by (y) the number of shares of Safeway Common Stock deemed purchasable pursuant to such Stock Option. At and after the Effective Time, Safeway will honor all obligations with respect to such Stock Options under the terms of such Stock Options and Vons' Stock Option Plans as in effect on the date of the Merger Agreement. At the Effective Time, Vons' Stock Option Plans shall be amended to require that the shares of stock issuable and deliverable upon the exercise of a Stock Option, or any portion thereof, shall be issued shares which then have been reacquired by Safeway, but no other amendments shall be made except as provided herein. See "The Merger -- Interests of Certain Persons in the Merger."

     For information concerning the treatment of outstanding Director Stock Options, see "The Merger -- Interests of Certain Persons -- Stock Options" and "Relationships Between Safeway and Vons."

EXCHANGE PROCEDURES

     Promptly after the Effective Time, a letter of transmittal and instructions will be mailed to each holder of record of certificates that, immediately prior to the Effective Time, represented shares of Vons Common Stock. After receipt of such letter of transmittal, each holder of such certificates should surrender the certificates to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto. In exchange therefor, each such holder will be entitled to receive (i) certificates of Safeway Common Stock evidencing the whole number of shares of Safeway Common Stock to which such holder is entitled, (ii) any dividends or other distributions to which such holder is entitled and (iii) cash in lieu of fractional shares, as discussed below. If the certificate for shares of Safeway Common Stock is to be issued in a name other than the one in which the certificate for shares of the Vons Common Stock surrendered in exchange therefor is registered, documents evidencing such transfer and establishing that applicable stock transfer taxes have been paid or are not applicable must be presented to the Exchange Agent.

     After the Effective Time, no holder of a certificate which immediately prior to the Effective Time represented shares of Vons Common Stock will be entitled to receive any dividend or other distribution from Safeway until the holder surrenders the certificates for a certificate representing shares of Safeway Common Stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest), which theretofore became payable with respect to the number of whole shares of Safeway Common Stock into which such shares of Vons Common Stock are converted. Until such surrender, the certificates shall be deemed to evidence only the right to receive the appropriate Merger Consideration.

     No fractional shares of Safeway Common Stock will be issued in the Merger. A holder of Vons Common Stock who would otherwise be entitled to receive fractional shares of Safeway Common Stock as a result of the Merger shall receive cash in lieu thereof (without interest), rounded up to the nearest cent, determined by multiplying (i) the closing price of Safeway Common Stock as reported on the NYSE Composite Tape on the last trading day immediately preceding the second business day prior to the Effective Time by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Vons Common Stock then held of record by such holder).

     Neither Vons nor Safeway will be liable to any holder of shares of Vons Common Stock for any shares of Safeway Common Stock (or dividends or distribution with respect thereto) which have been delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

VONS SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING VONS COMMON STOCK AT THIS TIME. A LETTER OF TRANSMITTAL WILL BE MAILED AFTER

THE EFFECTIVE TIME TO EACH PERSON WHO WAS A HOLDER OF OUTSTANDING SHARES OF VONS COMMON STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. VONS SHAREHOLDERS SHOULD SEND CERTIFICATES REPRESENTING VONS COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

TERMINATION OF THE EXCHANGE FUND

     Any Safeway Common Stock or cash in lieu of fractional shares which remains undistributed to the holders of Vons Common Stock as of the date which is eighteen months after the Effective Time will be delivered to Safeway, upon demand, and thereafter holders of Vons Common Stock who have not theretofore complied with the exchange procedures in the Merger Agreement will be entitled to look only to Safeway for payment of the Merger Consideration to which they are entitled.

DIRECTORS AND OFFICERS

     The Merger Agreement provides that the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation and the officers of Vons immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and By-laws of the Surviving Corporation, and in accordance with applicable law. The Merger Agreement also provides that Vons shall cause each director of Vons' subsidiaries which are corporations to render his or her resignation prior to the Effective Time, with each such resignation to be effective as of the Effective Time.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, each of Vons, Safeway and Merger Sub made certain representations and warranties, including representations and warranties relating to: (a) due organization, qualification, authority and good standing and similar corporate matters; (b) the existence or non-existence of subsidiaries; (c) the ownership of equity interests in corporations, partnerships, joint ventures or other business entities and the absence of obligations to repurchase, redeem or otherwise acquire stock or make investments in such subsidiaries (other than the Repurchase); (d) the accuracy and completeness of furnished charter documents and by-laws; (e) capitalization; (f) authorization, execution, delivery and enforceability of the Merger Agreement;
(g) the vote of shareholders required to consummate the transactions contemplated thereby; (h) the determination of its board of directors as to the advisability of the transactions contemplated by the Merger Agreement; (i) required filings, consents and approvals; (j) the absence of conflicts with, defaults under, violations of and compliance with laws, rules, regulations, orders, judgments, decrees, its charter and by-laws and any note, bond, mortgage, indenture, contract, lease, permit or similar instrument or obligation to which it is a party; (j) the filing and accuracy of all forms, reports, statements and other documents required to be filed with the Commission, and the accuracy of the financial statements contained therein; (l) the absence of certain changes or events since dates specified therein; (m) certain matters regarding employee benefit plans; (n) labor matters; (o) the accuracy of information contained in this Proxy Statement/ Prospectus and the Registration Statement; (p) title to its property; (q) environmental matters; (r) the absence of brokers fees or the obligation to pay any finders fees with respect to the Merger, and (s) the receipt of fairness opinions from its financial advisors.

     In addition, Vons made representations and warranties relating to the following: (a) the inapplicability of certain provisions of Vons' Articles of Incorporation to the Merger and the inapplicability of certain provisions of the MBCA; (b) employee stock options and employment agreements; (c) tax matters; and
(d)the right to use the "Vons" and "Pavilions" trade names, trademarks and service names. Safeway and Merger Sub made additional representations and warranties relating to: (a) the ownership of Safeway Southern California, Inc. and Merger Sub and the capitalization of Merger Sub; (b) the execution and delivery of the Repurchase Agreement; and (c) the inapplicability of certain provisions of the DGCL to the agreements between Vons and certain Safeway stockholders discussed under "Relationships Between Safeway and Vons."

     The representations and warranties in the Merger Agreement shall terminate at the Effective Time or upon termination of the Merger Agreement as described under "-- Termination." Until such time, each of the representations and warranties made by Vons, Safeway and Merger Sub in the Merger Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party to the Merger Agreement, whether prior to or after the execution of the Merger Agreement.

CERTAIN COVENANTS

     Conduct of Business of Vons Pending the Merger. Under the Merger Agreement, Vons has agreed (and has agreed to cause its subsidiaries), among other things, prior to the Effective Time, unless Safeway otherwise consents in writing, to: (i) conduct its business only in the ordinary course of business and in a manner consistent with past practice; (ii) use commercially reasonable efforts to keep in full force and effect adequate insurance coverages consistent with past practice and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; and (iii) use its reasonable efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which Vons or any of its subsidiaries has significant business relations.

     Vons has further agreed, with respect to itself and its subsidiaries, not to: (i) amend or otherwise change its articles of incorporation or by-laws; (ii) issue, sell or pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest in Vons or any of its subsidiaries, except for the issuance of shares of Vons Common Stock issuable upon the exercise of Stock Options which were granted under the Vons' Stock Option Plans and were outstanding on the date of the Merger Agreement;
(iii) with certain exceptions, sell, pledge, dispose of or encumber any real property or other assets of Vons or any of its subsidiaries; (iv) with certain exceptions, (a) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (c) repurchase, redeem or otherwise acquire, or agree to commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity or debt securities or equity interests of Vons or any of its subsidiaries or (d) amend the terms, change the period of exercisability or accelerate the exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries; (v) acquire any corporation, partnership, joint venture, association or other business organization or division thereof; (vi) with certain exceptions, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (vii) with certain exceptions, enter into or amend any material contract or agreement or any agreement with a term longer than one year; (viii) with certain exceptions, acquire any interest in real properties; (ix) with certain exceptions, authorize any capital expenditures or purchase or lease of property or services exceeding specified amounts; (x) increase the compensation payable or to become payable to any director, officer, consultant or employee of Vons or any of its subsidiaries, except for increases in salaries or wages of employees which are required pursuant to collective bargaining agreements or other written agreements entered into prior to the date of the Merger Agreement, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee of Vons or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees (any of the foregoing being an "Employee Benefit Arrangement"), except, in each case, as may be required by law or collective bargaining agreement, and with certain other exceptions; (xi) take any action to change in any material respect accounting policies or procedures, except as may be required by GAAP or as a result of a change in law;
(xii) with certain exceptions, make any material tax election inconsistent with past practice or settle or compromise any material tax liability or agree to an extension of a statute of limitations; (xiii) with certain exceptions, pay, discharge or satisfy any claims, liabilities or obligations; (xiv) elect to be covered by the provisions of Section 780 of the MBCA or take any action which could cause Vons or the shares of Vons Common Stock held by Safeway or any direct or indirect wholly owned subsidiary of Safeway to be covered by the provisions of Section 790 et seq. of the MBCA; (xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Vons and its subsidiaries; (xvi) adopt any resolutions of the Board of Directors which would grant dissenters' rights to Vons' shareholders pursuant to the MBCA; or (xvii) take, or agree to take, any of the actions described above or any action which would make any of the representations or warranties of Vons contained in the Merger Agreement untrue or incorrect or prevent Vons from performing or cause Vons not to perform its covenants under the Merger Agreement or permit any of the conditions set forth in the Merger Agreement from not being satisfied.

     No Solicitation. Vons has agreed that neither it nor any of its subsidiaries shall, nor shall it authorize any of its officers, directors, employees, agents, investment bankers, attorneys, financial advisors or other representatives retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit or initiate the submission of, any Acquisition Proposal;
(ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal; or (iii) enter into any agreement with respect to, agree to, approve or recommend any Acquisition Proposal; provided, however, that the Vons Board (or any committee thereof) is permitted to (a) consider, negotiate, discuss, approve and recommend to the shareholders of Vons a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, provided the Vons Board determines in good faith, based upon advice of outside legal counsel, that it is required to do so in order to discharge properly its fiduciary duties and (b) take and disclose to Vons shareholders a position with regard to a tender offer or exchange offer contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided the Vons Board shall not recommend that the Vons shareholders tender their shares in connection with such tender or exchange offer unless the Vons Board determines in good faith, based upon advice of outside legal counsel, that making such recommendation is required in order to discharge properly its fiduciary duties.

     Vons has agreed to notify Safeway immediately after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to Vons or any of its subsidiaries in connection with any Acquisition Proposal or for access to the properties, books or records of Vons or any subsidiary by any person or entity that informs the Vons Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal.

     For purposes of the Merger Agreement, an "Acquisition Proposal" means any proposal or offer from any person (other than Safeway, Merger Sub or any other direct or indirect wholly owned subsidiary of Safeway) relating to: (i) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, Vons or its subsidiaries; (ii) any tender offer or exchange offer; (iii) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving Vons other than the transactions contemplated by the Merger Agreement; or (iv) any other extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

     The Merger Agreement provides that Vons shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Safeway and Merger Sub) with respect to any such Acquisition Proposal and Vons has agreed not to release any third party from the confidentiality provisions of any confidentiality agreement to which Vons is a party unless the Board of Directors of Vons determines in good faith, based upon advice of outside legal counsel, that making such release is required in order to discharge properly its fiduciary duties. If the Board of Directors of Vons receives a request for material nonpublic information by a person who makes, or indicates that it is considering making, a bona fide Acquisition Proposal, and the Board of Directors of Vons determines in good faith that it is required to release such information in order to discharge its fiduciary duties, then, provided such person has executed a confidentiality agreement substantially similar to the one in effect between Vons and Safeway, Vons may provide such person with access to information regarding Vons.

     Conduct of Business by Safeway Pending the Merger. Under the Merger Agreement, Safeway has agreed (and has agreed to cause its subsidiaries), among other things, prior to the Effective Time, unless Vons consents in writing, to:
(i) conduct its business only in the ordinary course of business consistent with past practice; (ii) use commercially reasonable efforts to keep in full force and effect adequate insurance coverages consistent with past practice and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; and (iii) use its reasonable efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which Safeway or any of its subsidiaries has significant business relations.

     Safeway has further agreed, with respect to itself and its subsidiaries, not to: (i) amend or otherwise change its articles of incorporation or by-laws;
(ii) acquire or agree to acquire any business or corporation, partnership, joint venture, association or other business organization or division thereof; (iii) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except that a wholly owned subsidiary of Safeway may declare and pay a dividend to its parent; (iv) take or agree to take any action which would make any of the representations or warranties of Safeway contained in the Merger Agreement untrue or incorrect or prevent Safeway from performing or cause Safeway not to perform its covenants under the Merger Agreement or permit any of the conditions set forth in the Merger Agreement from not being satisfied; (v) take any action to change in any material respect accounting policies or procedures, except as may be required by GAAP or as a result of a change in law; and (vi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Safeway and its subsidiaries.

     Safeway Repurchase Right. Except as contemplated by the Repurchase Agreement, Safeway has agreed not to repurchase, redeem or otherwise acquire or agree to commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity security of Safeway or any of its subsidiaries, including shares of Safeway Common Stock, or other option, warrant or right, directly or indirectly, to acquire shares of Safeway Common Stock ("Safeway Equity Securities") prior to the Effective Time; provided, however, that Safeway may repurchase, redeem or otherwise acquire or agree to commit to repurchase, redeem or otherwise acquire Safeway Equity Securities so long as (i) such repurchase or agreement to repurchase has been approved by at least two independent members of Safeway's Board of Directors and (ii) Safeway has received a fairness opinion from a nationally recognized investment banking firm that, as of the date rendered, the price to be paid for such Safeway Equity Securities is fair, from a financial point of view, to Safeway and its stockholders. This provision will not prohibit the exercise of stock options to purchase Safeway Common Stock through the use of Safeway Common Stock issuable upon exercise of such stock options (or other shares of Safeway Common Stock held by the holder of such options) to pay the exercise price or to satisfy tax withholding obligations pursuant to the terms of such stock options in effect as of the date of the Merger Agreement.

CONDITIONS TO THE MERGER

     The respective obligations of Vons, Safeway and Merger Sub to consummate the Merger are subject to the satisfaction of certain conditions, or, if applicable, waiver thereof, including, without limitation: (i) the Registration Statement shall have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of this Proxy Statement/Prospectus shall have been initiated or threatened by the Commission; (ii) the Merger Agreement and the Merger shall have been approved by (a) the requisite vote of Vons shareholders and (b) a majority of the outstanding shares of Vons Common Stock not held by Safeway or its affiliates; (iii) the shares of Safeway Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (iv) all waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the Merger illegal. The condition set forth in (ii)(a) above is required by the MBCA and cannot be waived. Although the condition set forth in (ii)(b) above may be waived by the parties, as of the date hereof, neither the Safeway Board nor the Vons Special Committee has considered, nor have they determined, whether or not and under which circumstances this condition would be waived, if it is not satisfied.

     The obligations of Safeway and Merger Sub to effect the Merger are further subject to the following conditions, among others, which may be waived by Safeway and Merger Sub: (i) subject to certain exceptions, the representations of Vons contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, and Safeway and Merger Sub shall have received a certificate to such effect signed by the President of Vons; and (ii) Vons shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time, and Safeway and Merger Sub shall have received a certificate to such effect signed by the President of Vons.

     The obligations of Vons to effect the Merger are further subject to satisfaction of the following conditions, among others, which may be waived by
Vons: (i) subject to certain exceptions, the representations of Safeway and Merger Sub contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, and Vons shall have received a certificate to such effect signed by the President of Safeway; (ii) Safeway and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time, and Vons shall have received a certificate to such effect signed by the President of Safeway; (iii) Vons shall have received a written opinion from Wachtell, Lipton, Rosen & Katz to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and (iv) the Repurchase Agreement shall be in full force and effect in accordance with its terms and no circumstance shall exist that would prevent the Repurchase from being consummated immediately following the Effective Time.

ADDITIONAL AGREEMENTS

     Safeway has agreed to, among other things: (i) vote or cause to be voted in favor of approval of the Merger, the Merger Agreement and the transactions contemplated thereby, all shares of Vons Common Stock beneficially owned by Safeway or its subsidiaries; (ii) guarantee certain obligations of the Surviving Corporation under the Merger Agreement; (iii) cause the Surviving Corporation to
(a) honor certain employment obligations of the Company and its subsidiaries and
(b) continue, for a specified period of time, to provide to employees of Vons and its subsidiaries certain benefits; (iv) for a period of at least two years after the Effective Time, operate under the "Vons" or "Pavilions" names any Vons stores operated by Safeway or any of its subsidiaries after the Effective Time;
(v) in the event that Safeway determines to relocate the Surviving Corporation's headquarters from Arcadia, California, use commercially reasonable efforts to keep the headquarters in the San Gabriel Valley; (vi) use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under the Merger Agreement; and (vii) use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. Merger Sub has agreed to, among other things, use its reasonable efforts to effect clauses (vi) and (vii) listed above.

     Vons has agreed to, among other things: (i) call and hold the Special Meeting as promptly as practicable and in accordance with applicable laws; (ii) unless otherwise required under the fiduciary duties of the directors of Vons, as determined by such directors in good faith after consultation with and based upon the advice of their outside legal counsel, recommend that Vons stockholders vote in favor of the approval and adoption of the Merger, the Merger Agreement and the other transactions therein contemplated, and use all reasonable efforts to solicit from its shareholders proxies in favor of the approval and adoption of such proposals and take all other action necessary or advisable to secure the vote or consent of such shareholders to obtain such approval; (iii) use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under the Merger Agreement, and (iv) use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

INDEMNIFICATION AND INSURANCE

     Each of Vons and Safeway has also agreed that the Articles of Incorporation and By-Laws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation no less favorable than those contained in the Articles of Incorporation and By-Laws of Vons, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Vons, unless such modification is required by law.

     The Merger Agreement provides that Vons shall, and, after the Effective Time, Safeway and the Surviving Corporation shall, indemnify each present and former director, officer or employee of Vons or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date of the Merger Agreement.

     With certain exceptions and qualifications, for a period of four years after the Effective Time, Safeway shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who were covered by Vons' directors' and officers' insurance policy at the time of the execution of the Merger Agreement, on terms comparable to those applicable to such directors and officers at such time.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective
Time: (a) by mutual written consent of Safeway and Vons; (b) by either Safeway or Vons, if the Merger shall not have been consummated by June 30, 1997 (other than as a result of such party's breach of the Merger Agreement or substantial contribution to such breach); (c) by either Safeway or Vons, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that such party's failure to comply with certain of its obligations under the Merger Agreement materially contributed to the issuance of such action); (d) by Safeway, if (i) the Vons Board withdraws or modifies (or resolves to so withdraw or modify) its approval of the Merger Agreement or the Merger in a manner adverse to Safeway or (ii) the Vons Board recommends to the shareholders of Vons an Acquisition Proposal, or
(iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Vons Common Stock is commenced (other than by Safeway or an affiliate of Safeway), and the Vons Board recommends that the shareholders of Vons tender their shares in such tender or exchange offer; (e) by Vons, if (i) the Vons Board determines in good faith, based upon advice of outside legal counsel, that it is required, in order to discharge properly its fiduciary duties, to withdraw or modify its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Safeway or shall have resolved to do so, (ii) the Vons Board shall have recommended to the shareholders of Vons an Acquisition Proposal, or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Vons Common Stock is commenced (other than by Safeway or an affiliate of Safeway), and the Vons Board recommends that the shareholders of Vons tender their shares in such tender or exchange offer (provided that any action by the Vons Board under (ii) or (iii) is taken in order to discharge its fiduciary duties in good faith upon advice of counsel and Vons has complied with its obligations discussed under "-- Certain
Covenants -- No Solicitation"); or (f) by Safeway or Vons, if a majority of the outstanding shares of Vons Common Stock (without giving effect to the shares of Vons Common Stock owned by Safeway and its affiliates) shall not have approved the Merger Proposal.

     With certain exceptions, in the event that, (x) prior to termination of the Merger Agreement, any person other than Safeway and its affiliates shall have commenced, publicly proposed or communicated to Vons an Acquisition Proposal and
(y) within three months of the termination of the Merger Agreement, such person, or any affiliate of such person, enters into any definitive agreement to effect an Acquisition Proposal related to the earlier Acquisition Proposal, then Vons shall pay to Safeway $50,000,000 in cash within five business days following the consummation of the transaction contemplated by the Acquisition Proposal, in addition to all documented out-of-pocket fees and expenses actually incurred by Safeway prior to such termination in connection with the proposed Merger and the consummation of all transactions contemplated by the Merger Agreement (provided that the amount required to be reimbursed for such expenses shall not exceed $5,000,000 and, provided further, that no fee shall be payable by Vons if there has been a material misrepresentation by or material breach of any material obligation of Safeway under the Merger Agreement which would entitle Vons to terminate the Merger Agreement pursuant to its terms). In no event will Vons be required to pay more than one such fee with respect to termination of the Merger Agreement.

FEES AND EXPENSES

     The Merger Agreement provides that, except as described under "-- Termination," each party thereto shall pay all fees and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated; provided, however, that Vons and Safeway shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in connection with the printing and filing of this Proxy Statement/Prospectus and the related Registration Statement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, no amendment to the Merger Agreement shall be binding upon Vons unless approved by the Special Committee. After approval of the Merger Agreement by the shareholders of Vons, no amendment to the Merger Agreement may be made which by law requires further approval by such shareholders without such further approval. Prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for the performance of the other party's obligations or acts; (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or (c) waive compliance with any of the agreements or conditions of the other party contained in the Merger Agreement (other than the condition that the Merger Agreement and the transactions contemplated thereby be approved by the Vons' shareholders); provided no extension or waiver may be granted by Vons unless approved by the Special Committee.

                                 THE REPURCHASE

GENERAL

     In connection with the Merger, Safeway has entered into the Repurchase Agreement with SSI Associates, an affiliate of KKR, which sets forth the terms and conditions of the Repurchase. The Repurchase will be consummated immediately following the Merger. Upon the consummation of the Repurchase, Safeway will pay SSI Associates an amount equal to $43.00 per share, or $1.376 billion in the aggregate. The Safeway Special Committee and the Safeway Board of Directors approved the terms of the Repurchase.

     SSI Associates may assign, upon five business days' written notice, to SSI Equity Associates, L.P. ("SSI Equity Associates"), a partnership whose sole assets consist of warrants to purchase Safeway Common Stock at an exercise price of $1.00 per share, and/or KKR Partners II, a portion of its rights and obligations under the Repurchase Agreement. If SSI Associates transfers any such rights or obligations to SSI Equity Associates, SSI Equity Associates may satisfy its obligations under the Repurchase Agreement by delivering warrants to purchase Safeway Common Stock. In the event SSI Equity Associates delivers a warrant in lieu of shares of Safeway Common Stock, Safeway would pay SSI Equity Associates for such warrant an amount equal to the aggregate number of shares of Safeway Common Stock underlying such warrant multiplied by $42.00 per share (the excess of (i) $43.00 over (ii) the $1.00 exercise price per share of such warrant). Notwithstanding any such assignment, the aggregate shares of Safeway Common Stock (including shares represented by warrants) to be delivered pursuant to the Repurchase Agreement shall equal 32,000,000. The information in this Proxy Statement/Prospectus assumes that SSI Associates does not assign any of its rights or obligations under the Repurchase Agreement.

     The Common Stock Partnerships currently own approximately 49% of outstanding Safeway Common Stock. Following the Merger and after giving effect to the Repurchase, the Common Stock Partnerships will own approximately 33% of outstanding Safeway Common Stock.

     Pursuant to the Merger Agreement, Safeway has agreed not to repurchase, redeem or otherwise acquire, or agree to commit to repurchase, redeem or otherwise acquire, any additional Safeway Equity Securities, including Safeway Common Stock, prior to the Effective Time unless (i) such repurchases have been approved by at least two independent members of Safeway's Board of Directors and
(ii) Safeway has received a written opinion from a nationally recognized investment banking firm that, as of the date rendered, the price to be paid for such shares is fair from a financial point of view to Safeway and its stockholders. Any additional repurchases of Safeway Common Stock by Safeway after the Effective Time will be structured to preserve the tax-free nature of the Merger.

FINANCING THE REPURCHASE

     Safeway currently expects to enter into a new credit agreement which, among other things, will provide an increase in its current borrowing capacity to $3 billion and an extended maturity on the new commitments. Safeway currently has received commitments from four lenders to provide $2 billion of the credit facilities. Bankers Trust Company ("Bankers Trust") has agreed to act as administrative agent and to use its best efforts to arrange for other financial institutions to provide the balance of the credit facilities. The willingness of Bankers Trust to provide the financing is subject to its continuing satisfaction with the condition (financial or otherwise), assets, business and operations of Safeway and to the satisfaction of a number of conditions to be set forth in the definitive credit agreement, including the consummation of the Merger. The commitments described above will terminate if Safeway's existing bank indebtedness has not been refinanced by June 3, 1997.

     As a result of financing the Repurchase, the Combined Company will have increased substantially its outstanding indebtedness and will continue to have significant debt service obligations. See "Unaudited Pro Forma Combined Financial Information." Depending on prevailing financial, economic and market conditions, and any other factors or considerations the Board of Directors or management of Safeway deems relevant, Safeway may incur additional indebtedness. Accordingly, following the Repurchase and the Merger, the amount of outstanding indebtedness may be greater than currently contemplated.

     Based upon the current level of operations of Safeway and Vons, Safeway expects cash flow from operations of the Combined Company, supplemented by borrowings available under the new credit agreement, to be Safeway's primary sources of liquidity. Management believes that these sources of liquidity will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Combined Company's business will continue to generate cash flow at or above current levels.

     The degree to which the Combined Company is leveraged could have important consequences to holders of Safeway Common Stock, including the following: (i) the Combined Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Combined Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Combined Company for its operations, including its capital expenditure program; and (iii) certain of the Combined Company's borrowings are and will continue to be at variable rates of interest, which causes the Combined Company to be vulnerable to increases in interest rates.

                     RELATIONSHIPS BETWEEN SAFEWAY AND VONS

     Safeway Southern California, Inc., a wholly owned subsidiary of Safeway ("SSCI"), owns 15,126,000 shares of Vons Common Stock, which currently represents approximately 34.3% of the outstanding shares of Vons Common Stock.

     In 1987, Vons entered into an Acquisition Agreement and Plan of Merger and Reorganization, as amended, among Vons, certain Vons subsidiaries, SSCI, Safeway, and certain subsidiaries of SSCI, in connection with the Safeway Acquisition. At the same time, Vons entered into the Standstill Agreement with KKR, SSCI, Safeway and certain of their affiliates (collectively, the "Safeway Holders") with regard to the shares of Vons Common Stock that SSCI received pursuant to the Safeway Acquisition and any additional shares that the Safeway Holders thereafter acquired. The term of the Standstill Agreement was five years from the date of the Safeway Acquisition, and it expired on August 29, 1993. However, certain provisions of the Standstill Agreement relating to the election of designees of the Safeway Holders to the Vons Board of Directors and the registration of Vons Common Stock owned by the Safeway Holders, remain operative. The Safeway Holders intend to terminate these surviving provisions as of the Effective Time.

     In 1996, Safeway and its affiliates sold certain inventory and other items to Vons for an aggregate amount of approximately $25.5 million. All such sales between the parties were on an arm's-length basis. In 1996, Vons purchased $28.4 million of certain inventory from Corporate Brands Procurement, a California general partnership, of which Vons and Safeway are general partners. In 1996, Vons entered into an agreement to utilize Safeway's check authorization system and has been billed $52,900 for these services for the period from July 1996 through December 1996. Property Development Associates ("PDA") is a partnership 80% owned by Safeway and 20% owned by M&T Group, which is a subsidiary of PacTrust, which is, in turn, an affiliate of KKR. PDA and Safeway have interests in eight supermarket properties located in Southern California which are leased to Vons. Rentals under such leases in 1996 totaled approximately $500,000. In addition, Vons is contingently liable under four leases, for which the annual minimum rental is approximately $200,000, all of which is currently being paid by assignees. All of the leases relating to the above properties were negotiated by Vons or its predecessors on an arm's length basis, and none of the lease terms have been modified or amended since PDA's or Safeway's acquisition.

     In connection with the Merger Agreement, the Common Stock Partnerships agreed with Vons (i) not to sell, contract to sell or otherwise transfer or dispose of any shares of Safeway Common Stock of which SSI Associates or KKR Partners II is the record or beneficial owner or any interest therein or securities convertible into Safeway Common Stock or any voting rights with respect thereto, except as contemplated by the Merger Agreement and such agreement, and (ii) in connection with any vote of the stockholders of Safeway with respect to the Merger, to vote their shares for approval of the issuance of Safeway Common Stock in connection with the Merger, and in connection with any other matter subject to a vote of the Safeway stockholders, not to vote their shares in any manner which could adversely impact the Merger or the other transactions contemplated by the Merger Agreement. This agreement will terminate upon the earlier of (i) the date the Merger Agreement is terminated and (ii) the Effective Time.

     Steven A. Burd, James H. Greene, Jr., Robert I. MacDonnell and Peter A. Magowan, each a director of Safeway, are also directors of Vons. Although these directors were present at the meeting at which Vons' Board of Directors approved the Merger Agreement, they abstained from voting thereon. See "The Merger -- Background of the Merger" and "-- Recommendation of the Special Committee and the Vons Board of Directors; Vons' Reasons for the Merger." Messrs. Burd, Greene, MacDonnell and Magowan hold Director Stock Options to purchase 28,864, 26,105, 30,000 and 30,000 shares of Vons Common Stock, respectively. In connection with the Merger, Safeway will issue Replacement Options to purchase Safeway Common Stock in exchange for such Director Stock Options. Such Replacement Options will be fully exercisable and represent the right to purchase 41,131, 37,199, 42,750 and 42,750 shares of Safeway Common Stock, respectively.

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

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined financial information is based upon the historical consolidated financial statements of Safeway and Vons which are incorporated by reference in this Proxy Statement/Prospectus, and should be read in conjunction with those consolidated financial statements and related notes. The pro forma adjustments were applied to the respective historical financial statements to reflect and account for the Merger as a purchase. Under purchase accounting, the purchase cost will be allocated to acquired assets and liabilities based on their relative fair values at the Effective Time based on valuations and other studies which are not yet complete. The purchase price is expected to exceed the fair value of the net assets acquired at the Effective Time. This difference has been allocated to goodwill which will be amortized over forty years. Such allocations are subject to final determination based on real estate, leasehold and equipment valuation studies and a review of the books, records and accounting policies of Vons. These studies are expected to be completed after the Effective Time but before the end of fiscal 1997. Accordingly, the final allocations will be different from the amount reflected herein. However, based on current information, management does not presently expect the final allocations to differ materially from the amounts presented herein.

     The unaudited pro forma combined statements of income for the year ended December 30, 1995 (December 31, 1995 for Vons) and for the 36 weeks ended September 9, 1996 (forty weeks ended October 6, 1996 for Vons) give the effect to (i) the acquisition of Vons applying the purchase method of accounting and
(ii) the Repurchase of 32.0 million shares of Safeway Common Stock from the Common Stock Partnerships as if these transactions were consummated on the first day of fiscal 1995. See "The Repurchase".

     The unaudited pro forma combined balance sheet presents the combined financial position of Safeway and Vons as of September 7, 1996 for Safeway and October 6, 1996 for Vons. The unaudited pro forma combined balance sheet reflects (i) the acquisition of Vons applying the purchase method of accounting and (ii) the Repurchase as if these transactions were consummated on September 7, 1996.

     The unaudited pro forma combined financial statements are not necessarily indicative of the results of operations or the financial position of Safeway Inc. had the Merger with Vons or the Repurchase been consummated on the days discussed above, nor do these statements purport to represent the expected results for future periods. No pro forma adjustments were made to reflect any operational efficiencies that could be derived as a result of the Merger.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                                YEAR ENDED 1995
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                         SAFEWAY          VONS         PRO FORMA          PRO FORMA
                                        HISTORICAL     HISTORICAL     ADJUSTMENTS          COMBINED
                                        ----------     ----------     -----------         ----------
Sales.................................  $ 16,397.5     $  5,070.7       $ (34.8)(1)       $ 21,433.4
Costs of goods sold...................   (11,905.1)      (3,790.2)        302.7(1)(2)      (15,392.6)
                                        ----------     ----------     -----------         ----------
     Gross profit.....................     4,492.4        1,280.5         267.9              6,040.8
Operating and administrative
  expense.............................    (3,765.0)      (1,086.4)       (297.0)(2)(3)      (5,148.4)
                                        ----------     ----------     -----------         ----------
          Operating profit............       727.4          194.1         (29.1)               892.4
Interest expense......................      (199.8)         (67.3)        (82.6)(4)           (349.7)
Equity in earnings of unconsolidated
  affiliates..........................        26.9             --         (18.3)(5)              8.6
Other income, net.....................         2.0             --                                2.0
                                        ----------     ----------     -----------         ----------
     Income before income taxes and
       extraordinary loss.............       556.5          126.8        (130.0)               553.3
Income taxes..........................      (228.2)         (58.7)         36.9(6)            (250.0)
                                        ----------     ----------     -----------         ----------
Income before extraordinary loss......  $    328.3     $     68.1       $ (93.1)          $    303.3
                                         =========       ========     =========            =========
Earnings per common share and common
  share equivalents:
  Primary.............................  $     1.36     $     1.55                         $     1.22
                                         =========       ========                          =========
  Fully diluted.......................        1.35           N.A.                               1.20
                                         =========                                         =========
Weighted average common shares and
  common share equivalents:
  Primary.............................       240.6           43.9         (35.8)(7)            248.7
                                         =========       ========     =========            =========
  Fully diluted.......................       243.5           N.A.           9.4(7)             252.9
                                         =========                    =========            =========

 See accompanying notes to unaudited pro forma combined financial information.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
           FOR THE 36 WEEKS ENDED SEPTEMBER 7, 1996 FOR SAFEWAY INC.
    AND FOR THE 40 WEEKS ENDED OCTOBER 6, 1996 FOR THE VONS COMPANIES, INC.
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                           SAFEWAY          VONS         PRO FORMA          PRO FORMA
                                          HISTORICAL     HISTORICAL     ADJUSTMENTS          COMBINED
                                          ----------     ----------     -----------         ----------
Sales...................................  $ 11,782.1     $  4,143.2       $ (34.1)(1)       $ 15,891.2
Cost of goods sold......................    (8,500.9)      (3,092.4)        240.2(1)(2)      (11,353.1)
                                           ---------      ---------       -------           ----------
     Gross profit.......................     3,281.2        1,050.8         206.1              4,538.1
Operating and administrative expense....    (2,673.2)        (884.2)       (225.5)(2)(3)      (3,782.9)
                                           ---------      ---------       -------           ----------
     Operating profit...................       608.0          166.6         (19.4)               755.2
Interest Expense........................      (126.3)         (43.4)        (57.2)(4)           (226.9)
Equity in earnings of unconsolidated
  affiliates............................        34.3             --         (21.8)(5)             12.5
Other income, net.......................         3.4             --                                3.4
                                           ---------      ---------       -------           ----------
     Income before income taxes.........       519.4          123.2         (98.4)               544.2
Income taxes............................      (210.4)         (53.6)         27.9(6)            (236.1)
                                           ---------      ---------       -------           ----------
     Net Income.........................  $    309.0     $     69.6       $ (70.5)          $    308.1
                                           =========      =========       =======           ==========
Earnings per common share and common
  share equivalents:
     Primary............................  $     1.29     $     1.56                         $     1.23
                                           =========      =========                         ==========
     Fully Diluted......................        1.29           N.A.                               1.23
                                           =========                                        ==========
Weighted average common shares and
  common share equivalents:
     Primary............................       239.5           44.6         (34.5)(7)            249.6
                                           =========      =========       =======           ==========
     Fully Diluted......................       240.1           N.A.          10.7(7)             250.8
                                           =========                      =======

 See accompanying notes to unaudited pro forma combined financial information.

                          UNAUDITED PRO FORMA COMBINED
                                 BALANCE SHEET

                                        SEPT. 7, 1996    OCT. 6, 1996
                                           SAFEWAY           VONS         PRO FORMA              PRO FORMA
                                         HISTORICAL       HISTORICAL     ADJUSTMENTS             COMBINED
                                        -------------    ------------    -----------             ---------
ASSETS
Current Assets:
  Cash and equivalents................    $    25.5        $    6.3                              $   31.8
  Receivable..........................        173.5            38.7                                 212.2
  Merchandise inventories.............      1,172.6           321.9       $    24.3(8)            1,518.8
  Prepaid expense and other...........        153.8            73.8                                 227.6
                                        -------------    ------------    -----------             ---------
     Total Current Assets.............      1,525.4           440.7            24.3               1,990.4
Property, net.........................      2,629.8         1,182.9                               3,812.7
Goodwill..............................        315.7           471.2         1,241.4(8),(10),(11)  2,028.3
Prepaid pension.......................        326.1             7.8            (9.8)(8)             324.1
Investment in unconsolidated
  affiliates..........................        354.2              --          (277.0)(9),(10)         77.2
Other assets..........................        121.1            50.3                                 171.4
                                        -------------    ------------    -----------             ---------
          Total assets................    $ 5,272.3        $2,152.9       $   978.9              $8,404.1
                                          =========       =========       =========              ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt
     and capital lease obligations....    $   248.2        $  142.3                              $  390.5
  Accounts payable....................      1,013.2           284.4            25.0(11)           1,322.6
  Accrued salaries and wages..........        210.4           279.3                                 489.7
  Other...............................        562.5              --                                 562.5
                                        -------------    ------------    -----------             ---------
     Total current liabilities........      2,034.3           706.0            25.0               2,765.3
Notes, debentures and capital lease
  obligations.........................      1,580.6           423.2         1,376.0(12)           3,379.8
Deferred income taxes.................        108.0           119.7           (18.6)(8)             209.1
Accrued claims and other..............        413.1           202.0           (20.1)(8)             595.0
                                        -------------    ------------    -----------             ---------
     Total liabilities................      4,136.0         1,450.9         1,362.3               6,949.2
Contingencies
Stockholders' equity
  Common stock........................          2.2             4.4            (4.0)(11)              2.6
  Additional paid in capital..........        719.0           352.1         1,332.7(11)           2,403.8
  Unexercised warrants purchased......       (196.2)             --                                (196.2)
  Treasury stock......................           --              --        (1,376.0)(12)         (1,376.0)
  Cumulative translation adjustment...         17.9              --                                  17.9
  Retained earnings...................        593.4           345.5          (336.1)(9),(11)        602.8
                                        -------------    ------------    -----------             ---------
          Total stockholders'
            equity....................      1,136.3           702.0          (383.4)              1,454.9
                                        -------------    ------------    -----------             ---------
          Total liabilities and
            stockholders' equity......    $ 5,272.3        $2,152.9       $   978.9              $8,404.1
                                          =========       =========       =========              ========

 See accompanying notes to unaudited pro forma combined financial information.

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

     The following table sets forth the determination and preliminary allocation of the estimated purchase price based on a market value of $38.50 per share of Safeway common stock. This market value is based on the average of the closing market price of Safeway common stock for three days, beginning the day before the Merger was announced and ending the day following the Merger announcement.

                                                                               (IN MILLIONS)
    Merger exchange of shares (41.1 million shares of Safeway common stock       $ 1,582.3
      in exchange for 28.8 million shares of Vons common stock not owned by
      Safeway as of December 15, 1996).....................................
    Estimated value of Vons stock options assumed by Safeway...............          102.9
    Estimated transaction costs and expenses...............................           25.0
                                                                                 ---------
    Estimated purchase price of Vons stock not previously owned by                 1,710.2
      Safeway..............................................................
    Safeway's equity investment in Vons....................................          286.4
                                                                                 ---------
    Estimated purchase price...............................................      $ 1,996.6
                                                                                 =========

The preliminary allocation of the estimated purchase price is as follows:

    Current assets.........................................................      $   465.0
    Property, plant and equipment..........................................        1,182.9
    Prepaid pension and other assets.......................................           48.3
    Current liabilities (except current maturities of long-term debt and            (563.7)
      capital
      lease obligations)...................................................
    Notes, debentures, and capital lease obligations.......................         (565.5)
    Other noncurrent liabilities...........................................         (283.0)
    Goodwill...............................................................        1,712.6
                                                                                  --------
                                                                                 $ 1,996.6
                                                                                  ========

---------------
 (1) To eliminate the sale of products between Safeway and Vons. In 1995 sales from Safeway to Vons were $28.4 million and sales from Vons to Safeway were $6.4 million. For the first 36 weeks of 1996 sales to Vons were $34.1 million.

 (2) To adjust Vons' income statements to reflect the reclassification of approximately $267.9 million of store occupancy costs for the year ended 1995 and $206.1 million for the forty weeks ended October 6, 1996 from costs of goods sold to operating and administrative expense to be consistent with Safeway's income statement presentation.

 (3) To increase goodwill amortization resulting from the allocation of the purchase price of Vons. Goodwill amortization is increased $29.1 million for the year ended 1995 and $19.4 million for the 36 weeks ended September 7, 1996. Goodwill is amortized over 40 years.

 (4) To reflect the pro forma impact of approximately $1,376 million in bank borrowings at an interest rate of 6.0% to effect the Repurchase. The effect of a 1/8 percent change in the interest rate would be approximately $1.7 million for the year ended 1995 and $1.2 million for the 36 weeks ended September 7, 1996.

 (5) To eliminate Safeway's equity in earnings of Vons. The remaining balance represents equity in the earnings of Casa Ley, S.A. de C.V. which are reported on a one-quarter delay basis.

 (6) To record the tax effect of all pro forma adjustments except goodwill amortization, which is not deductible.

 (7) Pro forma earnings per common share and common share equivalent is computed on the basis of Safeway's weighted average Common Stock and common stock equivalents outstanding after giving effect to (i) the issuance of 41.1 million additional shares of Safeway Common Stock and the issuance of 300,000 common stock equivalents for Vons' stock options in order to consummate the Merger and (ii) the Repurchase of 32.0 million shares from affiliates of KKR.

 (8) To adjust Vons balance sheet to preliminary estimates of fair value, based on Safeway's step-acquisition of an additional 65.6% of Vons, and to reflect purchase accounting adjustments to conform Vons accounting methods to those of Safeway. These adjustments consist of the following: adjusting inventory to eliminate a $24.3 million LIFO reserve, eliminating a $9.8 million unrecognized net loss on pension assets, and adjusting accrued claims and other liabilities by $8.9 million to eliminate unrecognized net gain on post retirement liabilities and by $11.2 million to reduce Vons' accrued self-insurance liability to a discounted basis (consistent with Safeway's accounting policy). Also includes a net $18.6 million adjustment to provide deferred taxes on each of the foregoing balance sheet adjustments as well as adjustment (10) below.

 (9) To increase Safeway's equity investment in Vons to reflect Safeway's $9.4 million equity earnings in Vons' third quarter 1996 earnings. (Safeway records equity from earnings in unconsolidated affiliates on a one quarter delay basis).

(10) To eliminate Safeway's adjusted $286.4 million equity in Vons, including a reclassification to increase goodwill by $44.7 million for net goodwill included in Safeway's equity investment in Vons.

(11) To record Safeway's purchase of Vons outstanding common stock not currently owned by Safeway, which increases common stock by $0.4 million and additional paid in capital by $1,684.8 million, and to record an estimated accrued liability of $25.0 million for related transaction costs. Includes adjustments to reduce Vons' common stock, additional paid in capital and retained earnings by $4.4 million, $352.1 million and $345.5 million, respectively.

(12) To record the Repurchase (32.0 million shares of Safeway stock at $43.00 per share) and issuance of related debt.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT OF SAFEWAY

     The following table sets forth certain information regarding the beneficial ownership of outstanding Safeway Common Stock as of March 3, 1997, and after giving effect to the Merger and the Repurchase, by (i) each of Safeway's directors who is a stockholder, (ii) Safeway's Chief Executive Officer, (iii) each of Safeway's four other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1996, (iv) all executive officers and directors of Safeway as a group and (v) each person believed by Safeway to own beneficially more than 5% of its outstanding shares of Common Stock. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of KKR Associates, SSI Equity Associates and SSI Partners is 9 West 57 Street, New York, New York 10019.

                                                            SHARES OF SAFEWAY COMMON STOCK
                                                                BENEFICIALLY OWNED(1)
                                                  --------------------------------------------------
                                                     BEFORE THE MERGER         AFTER THE MERGER AND
                                                    AND THE REPURCHASE            THE REPURCHASE
                                                  -----------------------     ----------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER        PERCENT       NUMBER       PERCENT
------------------------------------------------  -----------     -------     ----------     -------
KKR Associates(2)...............................  109,232,263      49.2%      77,232,263      33.4%
  James H. Greene, Jr.(3).......................       35,000          *          72,199          *
  Henry R. Kravis(4)............................           --         --              --         --
  Robert I. MacDonnell(5).......................           --         --          42,750          *
  George R. Roberts(6)..........................           --         --              --         --
  Michael T. Tokarz.............................       10,000          *          10,000          *
SSI Equity Associates, L.P.(7)..................   23,405,953        9.5      23,405,953        9.2
  Sam Ginn(8)...................................       85,412          *          85,412
  Paul Hazen(8).................................       85,412          *          85,412
  Peter A. Magowan(9)...........................    2,253,796        1.0       2,296,546        1.0
  Steven A. Burd(9).............................    1,444,429          *       1,485,560          *
  Kenneth W. Oder(9)(10)........................      921,072          *         921,072          *
  Julian C. Day(9)..............................      281,178          *         281,178          *
  E. Richard Jones(9)(11).......................      770,926          *         770,926          *
  Michael C. Ross(9)............................      311,850          *         311,850          *
All executive officers and directors as a group
  (16 persons, excluding Messrs. Greene, Kravis,
  Roberts, MacDonnell and Tokarz)(9)............    7,280,305        3.2       7,540,736        3.2
FMR Corp.(12)...................................   12,946,400        5.8      13,506,995        5.8

---------------
 * Less than 1%

 (1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages in the column under "Before the Merger and the Repurchase" are based on the 222,081,192 shares of Safeway Common Stock outstanding as of March 3, 1997. The percentages in the column under "After the Merger and the Repurchase" are based on 222,081,192 shares of outstanding Safeway Common Stock, plus 41,276,222 shares of Safeway Common Stock to be issued to Vons shareholders in the Merger and less 32,000,000 shares of Safeway Common Stock to be repurchased by Safeway pursuant to the Repurchase. See "The Merger -- Interests of Certain Persons in the Merger -- Stock Option Plans" and "The Repurchase."

 (2) The shares are owned of record by two partnerships, the sole general partner of each of which is KKR Associates, a New York limited partnership. KKR Associates, in its capacity as general partner, may be deemed to beneficially own such shares. Messrs. Greene, Kravis, MacDonnell, Roberts, Tokarz, Edward A. Gilhuly, Perry Golkin, Michael W. Michelson, Paul E. Raether, Clifton S. Robbins and Scott Stuart, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. Messrs. Greene, Kravis, MacDonnell, Roberts and Tokarz are members of Safeway's Board of Directors.

 (3) Represents shares owned jointly by Mr. Greene and his wife and, following the Merger, includes 37,199 shares of Safeway Common Stock issuable upon exercise of Replacement Options which Mr. Greene will acquire in exchange for Director Stock Options to purchase Vons Common Stock granted under the Directors' Option Plan. Does not include 10,000 shares owned by Mrs. Greene, as to which Mr. Greene disclaims any beneficial ownership. Does not include 6,000 shares held in trust by Mrs. Greene for the benefit of their children, as to which Mr. Greene disclaims any beneficial ownership.

 (4) Does not include 400,000 shares held by Mr. Kravis as a trustee of an irrevocable trust created by Mr. Roberts for the benefit of his children (the "Roberts Trust"). As co-trustee, Mr. Kravis shares the authority to vote and dispose of the shares, but has no economic interest in such shares.

 (5) Following the Merger, represents shares of Safeway Common Stock issuable upon exercise of Replacement Options which Mr. MacDonnell will acquire in exchange for Director Stock Options to purchase Vons Common Stock granted under the Directors' Option Plan. Does not include 60,000 shares held in an irrevocable trust created by Mr. MacDonnell for the benefit of his children (the "MacDonnell Trust") with respect to which Mr. MacDonnell disclaims any beneficial ownership.

 (6) Does not include 60,000 shares held by Mr. Roberts as a trustee of the MacDonnell Trust. As co-trustee, Mr. Roberts shares the authority to vote and to dispose of the shares, but has no economic interest in such shares. Does not include 400,000 shares held in the Roberts Trust with respect to which Mr. Roberts disclaims any beneficial ownership.

 (7) SSI Equity Associates, L.P. is a Delaware limited partnership, the sole general partner of which is SSI Partners, L.P., a Delaware limited partnership. SSI Partners, L.P., in its capacity as general partner, may be deemed to own any shares beneficially owned by SSI Equity Associates, L.P. Messrs. Kravis, MacDonnell, Raether and Roberts, as general partners of SSI Partners, L.P., may be deemed to share beneficial ownership of any shares beneficially owned by SSI Partners, L.P., but disclaim any such beneficial ownership. Messrs. Kravis, MacDonnell and Roberts are members of Safeway's Board of Directors.

 (8) Includes 64,578 shares issuable upon exercise of stock options.

 (9) Includes shares issuable upon exercise of stock options as follows: Mr. Magowan, 870,000; Mr. Burd, 1,300,000; Mr. Oder, 865,000; Mr. Day, 245,000;
     Mr. Jones, 237,500; Mr. Ross, 285,000; and all executive officers and directors as a group, 4,813,166. Does not include shares issuable upon exercise of stock options which are not vested. Following the Merger, includes 42,750 and 41,131 shares of Safeway Common Stock issuable upon exercise of Replacement Options which Mr. Magowan and Mr. Burd will acquire in exchange for Director Stock Options to purchase Vons Common Stock granted under the Directors' Option Plan.

(10) Does not include 2,568 shares held by Mr. Oder as trustee of irrevocable trusts created by Mr. Burd for the benefit of his children. As trustee, Mr. Oder has the authority to vote and dispose of the shares, but has no economic interest in such shares.

(11) Does not include 10,000 shares owned by Mr. Jones' children as to which Mr. Jones disclaims any beneficial ownership.

(12) All information regarding FMR Corp. and its affiliates is based on information disclosed in the Schedule 13G filed by FMR Corp., Edward Johnson 3d and Abigail Johnson on February 13, 1997 (the "Schedule 13G"). According to the Schedule 13G, (i) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 11,894,100 of such shares as a result of acting as investment adviser to various investment companies, (ii) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 689,800 of such shares as a result of its serving as investment manager of institutional account(s), (iii) Fidelity International

     Limited is the beneficial owner of 362,500 of such shares as a result of its providing investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors, (iv) FMR Corp., Edward C. Johnson 3d and Abigail Johnson each has sole dispositive power over all of such shares and (v) FMR has sole voting power over 607,600 of such shares. Following the Merger, includes 560,595 shares of Safeway Common Stock issuable upon conversion of Vons Common Stock owned by FMR Corp., as disclosed in the Vons Schedule 13G. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

     As a result of the Common Stock Partnerships' ownership of approximately 33% of outstanding Safeway Common Stock following the Merger and the Repurchase, the Common Stock Partnerships, KKR Associates, a New York limited partnership and the sole general partner of each of the Common Stock Partnerships, and its general partners, will continue to be able to exercise significant influence over Safeway through their representatives, consisting of five of the nine members of the Board of Directors, and by reason of their voting power with respect to the election of directors and actions requiring stockholder approval.

     SSI Associates, one of the Common Stock Partnerships, made its investment in Safeway in 1986. The limited partnership agreement pursuant to which SSI Associates was organized will, by its terms, expire on December 31, 1998 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, the general partner of SSI Associates, will seek such amendments, or, if sought, that such amendments will be approved by the limited partners. If such partnership agreement expires, the limited partnership will dissolve. In the event of the dissolution and winding up of SSI Associates, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreement) and manner of the disposition of any Safeway Common Stock held by such partnership, including public or private sales of such Safeway Common Stock, the distribution of such Safeway Common Stock to the limited partners of SSI Associates, as the case may be, or a combination of the foregoing.

     Provisions in Safeway's Restated Certificate of Incorporation and the ownership of Safeway Common Stock described above may have the effect of making more difficult or discouraging a proxy contest involving Safeway, certain mergers, a tender offer, an open market purchase program, or other purchases of Safeway Common Stock in circumstances that may be beneficial to stockholders. The classification of the Board of Directors provided for in Safeway's Restated Certificate of Incorporation will make more difficult a change of control of Safeway that is not approved by the Board of Directors. Such provision may tend to insulate current management against the possibility of removal in a takeover bid and may also have the effect of discouraging certain persons from purchasing Safeway Common Stock in circumstances that would give stockholders an opportunity to sell some or all of their Safeway Common Stock at a premium to prevailing market prices. See "Comparison of Rights of Holders of Vons Common Stock and Safeway Common Stock."

                      DESCRIPTION OF SAFEWAY CAPITAL STOCK

GENERAL

     Pursuant to Safeway's Restated Certificate of Incorporation, the authorized capital stock of Safeway consists of 750,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. At March 3, 1997 Safeway had outstanding 222,081,192 shares of Common Stock and no outstanding shares of preferred stock. All shares of Safeway Common Stock are fully paid and nonassessable. As of March 3, 1997 there were approximately 7,723 holders of record of Safeway Common Stock.

COMMON STOCK

     Each holder of Safeway Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Safeway, the holders of Safeway Common Stock are entitled to share equally and ratably in the assets of Safeway, if any, remaining after the payment of all debts and liabilities of Safeway and the liquidation preference of any outstanding preferred stock. The Safeway

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

Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Safeway's Restated Certificate of Incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

     Safeway's By-laws provide for additional notice requirements for stockholder nominations and proposals at annual or special meetings of Safeway. At annual meetings, stockholders may submit nominations for directors or other proposals only upon written notice to Safeway not less than 50 days nor more than 75 days prior to the annual meeting.

     The Safeway Common Stock is listed on the NYSE and the PSE. Safeway intends to delist from the PSE effective upon consummation of the Merger. The transfer agent and registrar for the Safeway Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     The Board of Directors of Safeway is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of Preferred Stock could, among other things, adversely affect the voting power of the holders of Safeway Common Stock and, under certain circumstances, deter or prevent a third party from gaining control of Safeway, discourage bids for Safeway Common Stock at a premium or otherwise adversely affect the market price of Safeway Common Stock. As of the date of this Prospectus, the Board of Directors of Safeway has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

DIVIDENDS

     Holders of Safeway Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors of Safeway out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to the dividend restrictions in Safeway's credit agreement and the indentures relating to Safeway's senior and senior subordinated debt securities. See "Summary -- Market Prices."

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after the Effective Time, and after giving effect to the Repurchase, it is expected that the Common Stock Partnerships will own approximately 77.2 million shares of outstanding Safeway Common Stock, and SSI Equity Associates will hold warrants to purchase 23,405,953 shares of Safeway Common Stock (64.5% of which will be attributable to limited partnership interests held by Safeway and will be cancelled by Safeway upon any event giving rise to the exercise of such warrants). Safeway also has a stock option plan for key employees covering up to 46,000,000 shares of Safeway Common Stock, of which options to purchase 18,200,000 shares of Safeway Common Stock (58.3% of which are vested) are outstanding, an Outside Director Equity Purchase Plan covering up to 1,000,000 shares of Safeway Common Stock, under which options to purchase 162,500 shares of Safeway Common Stock (79.5% of which are vested) are outstanding, and a stock option plan for consultants covering up to 2,000,000 shares of Safeway Common Stock, of which options to purchase 1,015,000 shares of Safeway Common Stock (75.5% of which are vested) are outstanding. In addition, in connection with the Merger, Safeway will assume outstanding Vons employee stock options which, after the Merger, are expected to represent the right to purchase approximately 3.8 million shares of Safeway Common Stock, and expects to issue Replacement Options to purchase up to 285,750 shares of Safeway Common Stock. If exercised, these warrants and options would result in the issuance of a substantial number of shares of Safeway Common Stock, thereby diluting the proportionate voting power and equity interests of the holders of Safeway Common Stock to be issued in the Merger.

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

     The Common Stock Partnerships and SSI Equity Associates are entitled to certain registration rights with respect to their shares of Safeway Common Stock.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Safeway Common Stock prevailing from time to time.
Sales of substantial amounts of Safeway Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for Safeway Common Stock.

              COMPARISON OF RIGHTS OF HOLDERS OF VONS COMMON STOCK
                            AND SAFEWAY COMMON STOCK

     After consummation of the Merger, Vons shareholders will become stockholders of Safeway. The following is a summary of certain similarities and all material differences between the rights of holders of Vons Common Stock and the rights of holders of Safeway Common Stock.

     The following is a summary discussion and is qualified in its entirety by reference to Safeway's Restated Certificate of Incorporation and By-laws and Vons' Restated Articles of Incorporation and By-laws.

AUTHORIZED CAPITAL

     Vons' Restated Articles of Incorporation authorize 100,000,000 shares of Common Stock, $.10 par value, and 20,000,000 shares of Preferred Stock, $.01 par value. Safeway's Restated Certificate of Incorporation authorizes 750,000,000 shares of Common Stock, $.01 par value, and 25,000,000 shares of Preferred Stock, $.01 par value. Under each of Vons' Restated Articles of Incorporation and Safeway's Restated Certificate of Incorporation, the Board of Directors is authorized, without further action by the stockholders, to issue Preferred Stock in one or more series, from time to time, with such voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as may be provided by the Board of Directors.

     The rights of holders of shares of Vons Common Stock are governed by the Vons Restated Articles of Incorporation and By-laws and Michigan law, while the rights of holders of shares of Safeway Common Stock are governed by the Safeway Restated Articles of Incorporation and By-laws and Delaware law. The material differences between the rights of holders of Vons Common Stock and Safeway Common Stock are summarized below.

VOTE REQUIRED TO AMEND OR REPEAL THE CHARTER AND BY-LAWS OF VONS AND SAFEWAY

     Under Michigan law, amendments to the articles of incorporation may be adopted by the affirmative vote of a majority of the outstanding shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the outstanding shares of each such class or series, unless greater requirements are prescribed for specific amendments in the MBCA or the Articles of Incorporation. The Vons Restated Articles of Incorporation require an affirmative vote of 66 2/3% of the voting power of the shares of voting stock then outstanding to amend, repeal or adopt any provisions inconsistent with certain of the articles of the Vons Restated Articles of Incorporation, including the articles limiting shareholder action by written consent, restricting the persons who may call special meetings of Vons shareholders, and providing for three classes of directors with staggered terms. All other provisions of the Vons Restated Articles of Incorporation may be revised and amended in accordance with the requirements of the MBCA.

     Safeway's Restated Certificate of Incorporation provides that any provision contained in the Certificate of Incorporation may be repealed, altered, amended or rescinded in the manner prescribed by the DGCL. Under the DGCL, amendments to the Certificate of Incorporation may be adopted by the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class.

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

     Under Michigan law, either the shareholders or the board of directors may adopt, amend or repeal by-laws unless the articles of incorporation or by-laws provide that the power to adopt new by-laws is reserved exclusively to the shareholders, or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. In the case of by-law amendments by the shareholders, under Michigan law the articles may include greater requirements than that by-law amendments be approved by the affirmative vote of a majority of shares entitled to vote thereon. The Vons Restated Articles of Incorporation require that by-law amendments relating to a business combination with an Interested Shareholder (as defined in the Vons Restated Articles of Incorporation) be approved by 66% of the shares entitled to vote thereon. See "-- Business Combinations with Substantial Stockholders, Anti-Takeover and Supermajority Provisions -- The Vons Restated Articles of Incorporation."

     Under Delaware law, the power to adopt, amend or repeal by-laws is vested in the stockholders provided that the certificate of incorporation of a Delaware corporation may contain provisions conferring upon directors the power to amend, alter or repeal by-laws. Under the provisions of Safeway's Restated Certificate of Incorporation and By-laws, the power to amend, alter or repeal the By-laws is conferred on the Board of Directors; the stockholders may also amend, alter or repeal the By-laws by the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

BOARD OF DIRECTORS

     Vons' Restated Articles of Incorporation provide for a board of directors consisting of not less than three nor more than eighteen directors. Vons' By-laws allow the Board of Directors to set the number of directors by resolution within such range. The current number of directors is twelve. Safeway's Certificate of Incorporation provides for a board of directors consisting of not less than six nor more than twelve directors. Safeway's By-laws currently have set the number of directors at nine. Vons' Restated Articles of Incorporation and Safeway's Restated Certificate of Incorporation each provide for three classes of directors, each consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of stockholders, one class is elected to serve for a three year term. Classification of the board of directors has the effect of making it more difficult to change the membership of the board of directors even if the reason for such a change may be dissatisfaction with the performance of incumbent directors. At least two annual stockholder meetings would ordinarily be required to effect a change of control of the board of directors of either Vons or Safeway.

     Each of Vons' By-Laws and Safeway's By-Laws provide that advance notice of nominations by shareholders for the election of directors must be given in the manner and to the extent provided in the By-Laws. In addition, both corporations' by-laws provide for advance notice of any other business to be properly brought before an annual meeting by a stockholder.

     Safeway's Restated Certificate of Incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that a director shall be personally liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to Safeway or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL (regarding willful or negligent violation of DGCL provisions regarding dividends or stock purchases or redemptions not in compliance with the
DGCL); or (iv) for any transaction from which such director derived an improper personal benefit. Vons' Restated Articles of Incorporation also provide that a director shall not be personally liable to Vons or its shareholders for monetary damages for breach of the director's fiduciary duty, provided, however, that such provision does not eliminate or limit the liability of a director for any of the following: (i) breach of the director's duty of loyalty to Vons or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (iii) a violation of Section 551(1) of the MBCA (regarding directors who vote for or concur in a declaration of dividends or distributions contrary to the MBCA or charter provisions, distributions to shareholders during or after corporate dissolution without providing for debts, obligations and liabilities of the company, and loans to directors, officers, or employees of the corporation contrary to the MBCA, unless such director acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances

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

and in a manner such director reasonably believes to be in the best interests of the corporation); (iv) a transaction from which the director derived an improper personal benefit; or (v) an act or omission occurring before July 22, 1987.

COMMITTEES OF THE BOARD OF DIRECTORS

     The MBCA authorizes a corporation's board of directors to establish one or more committees, unless otherwise provided in the articles of incorporation or by-laws. A committee so designated may exercise to the extent provided in the by-laws or by resolution of the board of directors, all powers and authority of the board of directors in management of the business and affairs of the corporation, provided, however, a committee does not have power or authority to amend the articles of incorporation or by-laws, adopt an agreement of merger or share exchange, recommend to shareholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommend to stockholders a dissolution of the corporation or a revocation of a dissolution, or fill vacancies in the board. Furthermore, unless the resolution establishing the committee, the articles or by-laws expressly so provide, a committee does not have power or authority to declare a distribution, dividend or to authorize the issuance of stock. Vons' By-laws contemplate the existence of such Committees pursuant to resolutions of the Vons Board. The DGCL also authorizes a corporation's board of directors to delegate its power and authority to one or more committees but provides that a committee may not amend the certificate of incorporation or by-laws, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, or recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution. Furthermore, unless the resolution establishing the committee, by-laws or certificate of incorporation expressly so provide, no such committee shall have power to declare a dividend, authorize the issuance of stock, or adopt a certificate of ownership and merger.

REMOVAL OF DIRECTORS

     Under the MBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The vote for removal shall be by a majority of shares entitled to vote at an election of directors except that the articles may require a higher vote for removal without cause. Further, under the MBCA, an appropriate circuit court may remove a director in a proceeding commenced either by the corporation or by its shareholders holding at least 10% of the outstanding shares of any class if the court finds that the director engaged in fraudulent, illegal or dishonest conduct or gross abuse of authority or discretion with respect to the corporation and removal is in the best interest of the corporation. Vons' Restated Articles of Incorporation do not provide that a director may be removed only for cause.

     Any director or the entire board of directors of a Delaware corporation may be removed with or without cause by the vote of the holders of a majority of the corporation's outstanding shares entitled to vote thereon, provided, however, unless the certificate of incorporation otherwise provides, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, and when a corporation has cumulative voting, if less than the entire bond is removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if voted cumulatively. Safeway's Restated Certificate of Incorporation provides that any or all of Safeway's directors may be removed from office at any time, either with or without cause, by the affirmative vote of stockholders owning a majority in amount of the entire capital stock of Safeway issued and outstanding, and entitled to vote.

PROHIBITION AGAINST STOCKHOLDER ACTION BY WRITTEN CONSENT: LIMITATIONS ON CALLING SPECIAL MEETINGS

     Under the MBCA, if provided for in the articles of incorporation, any action required or permitted to be taken by shareholders of a corporation may be taken without a meeting and without a shareholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of shareholders. Vons' Restated Articles of Incorporation provide that, subject to any rights granted to any series of preferred stock, any action required or permitted to be taken by shareholders must be taken at the annual or

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

special meeting and may not be effected by any consent in writing of such shareholders. The provisions of Vons' Restated Articles of Incorporation prohibiting shareholder action by consent has the effect of giving all the shareholders of Vons the opportunity to participate at a duly called meeting in determining any proposed action and prevents the holders of a majority of the voting power of Vons from using the written consent procedure to take shareholder action. The DGCL allows such action in all cases, except as specifically prohibited by the certificate of incorporation. Safeway's By-laws specifically allow action by written consent of Safeway's stockholders.

     The MBCA provides that special meetings of shareholders may be called by the board of directors, or by officers, directors or shareholders as provided in the by-laws. Vons' Restated Articles of Incorporation provide that special meetings of the shareholders may be called by the board of directors, the Chairman of the Board or the Vice Chairman of the Board, and may not be called by any other person or persons. In addition, Michigan law provides that, upon application by holders of not less than 10% of the voting shares of a corporation, a court, for good cause shown, may order a special meeting of shareholders.

     Safeway's Restated Certificate of Incorporation provides that special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of Safeway issued and outstanding and entitled to vote.

APPRAISAL AND DISSENTERS' RIGHTS

     Under the MBCA, dissenting stockholders who follow prescribed statutory procedures are entitled to dissenters' rights in connection with any merger or sale of substantially all the assets of a corporation and in connection with certain reclassifications and other transactions which may adversely affect the rights or preferences of shareholders; provided, however, that such rights are not provided as to shares of a corporation listed on a national securities exchange or held of record by more than 2,000 shareholders or, in a merger, share exchange of certain asset sales in which shareholders receive cash or shares that satisfy the foregoing requirements, or any combination of cash and such shares.

     Stockholders of Delaware corporations have the right to dissent and demand appraisal of the fair value of their shares in certain business combination transactions. These rights are not available for shares of stock of Delaware corporations which are either listed on a national securities exchange or quoted on the Nasdaq Stock Market or held of record by more than 2,000 stockholders unless the corporation's stockholders are required to accept for such stock anything other than (i) stock of the surviving corporation, (ii) stock of any company either listed on a national securities exchange or quoted on the Nasdaq Stock Market or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of corporations described in (i) and (ii) above, or
(iv) a combination of the foregoing. Delaware law does not provide dissenters' rights in connection with sales of substantially all of the assets of a corporation, reclassification of stock or other amendments to the certificate of incorporation which adversely affect a class of stock.

DIVIDENDS

     A Michigan corporation may not pay dividends or make any other distribution to its shareholders if, after giving effect to the payment, the corporation would not be able to pay its debts as they became due in the usual course of business or the corporation's assets would be less than its liabilities, plus, unless the articles permit otherwise, the amount required if the corporation were to be dissolved at the time of distribution, to satisfy preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. A Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and/or for the preceding fiscal year.

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

BUSINESS COMBINATIONS WITH SUBSTANTIAL STOCKHOLDERS, ANTI-TAKEOVER AND SUPERMAJORITY PROVISIONS

     Vons Restated Articles of Incorporation

     Under Michigan law, the recommendation of the board of directors (unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for this determination to shareholders) and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon are required to approve a merger or sale of substantially all of the assets of a corporation unless the articles of incorporation require a greater vote.

     Vons' Restated Articles of Incorporation provide that certain business combinations, including any merger or consolidation of Vons with any Interested Shareholder (as hereinafter defined) require the affirmative vote of not less than sixty-six percent (66%) of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock (as hereinafter defined), voting together as a single class, as well as the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock (excluding shares held by an Interested Shareholder). Vons' Restated Articles of Incorporation define an "Interested Shareholder" as any person (with certain exceptions) who (a) is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Stock representing twenty percent (20%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock, or (b) is an Affiliate or Associate (as defined in Rule 12b-2 under the Exchange Act as in effect on December 30, 1986) of Vons and at any time within the two year period immediately prior to the date in question was the beneficial owner of Voting Stock representing twenty percent (20%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock. "Voting Stock" is defined in Vons' Restated Articles of Incorporation as all capital stock of Vons authorized to be issued from time to time which may be voted on all matters submitted to the shareholders of Vons generally. The foregoing provision does not apply to a transaction (i) which is approved by a majority of Vons' Continuing Directors (as hereinafter defined) or (ii) as to which all of the specified conditions in the Restated Articles of Incorporation are satisfied, including without limitation the following: (x) certain fairness standards are met; (y) after the date on which the Interested Shareholder became an Interested Shareholder, the Interested Shareholder shall not have become the beneficial owner of any additional shares of Vons Capital Stock (except in a transaction that would not result in an increase in the Interested Shareholder's percentage beneficial ownership of any class or series of Vons Capital Stock); and (z) the Interested Shareholder shall not have made any major change in Vons' business or equity capital structure without the approval of a majority of the Continuing Directors. Vons' Restated Articles of Incorporation define "Continuing Director" as any member of Vons' Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and was a member of the Board of Directors prior to the time the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

     The effect of the foregoing provision in Vons' Restated Articles of Incorporation is to allow a minority of shareholders to block approval of a business combination with a 20% stockholder unless a majority of the Continuing Directors approve the transaction in advance. The Merger Agreement and the Merger have been unanimously approved by the Vons Board of Directors, including all Continuing Directors, rendering the above-described provisions of Vons' Restated Articles of Incorporation inapplicable to the Merger Agreement, the Merger and the transactions contemplated thereby.

     MBCA

     The MBCA provides that, in addition to a vote otherwise required by law or the articles of incorporation, business combinations between a Michigan corporation and a beneficial owner of 10% or more of the voting power of such corporation generally require an advisory statement from the board of directors and the approval of 90% of the votes of each class of stock entitled to be cast, and not less than 2/3 of the votes of each class of stock entitled to be cast other than voting shares owned by such 10% owner. Such requirements will not apply

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

if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Vons is not subject to these provisions due to an exception applicable to a company having such an interested shareholder at the time the applicable MBCA provision was adopted, unless the company's board of directors by resolution elects to be subject, in whole or in part, to such requirements, and because the Vons Board of Directors has not elected to be subject to these provisions.

     DGCL

     The DGCL contains a business combination provision that prevents buyers who acquire 15% or more of a target company's stock from completing a hostile takeover for three years. A takeover can, however, be completed if the buyer, while acquiring this 15% interest, manages to acquire at least 85% of the outstanding stock. This 85% excludes shares owned by directors who are also officers and certain shares held under certain employee stock plans. The takeover can also be completed if it is approved by the target company's board of directors prior to the date the buyer became a 15% or more stockholder or after the date the buyer became a 15% or more stockholder if it is approved by the target company's board of directors and two-thirds of the shares voting at an annual or special meeting of stockholders, excluding shares held by the buyer. The business combination provision applies automatically to Delaware corporations except those corporations with less than 2,000 stockholders of record or those that do not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Such a corporation may "opt in" by amending its certificate of incorporation to adopt the provision. Any corporation may decide to "opt out" of the statute in an amendment to either the corporation's articles of incorporation or by-laws adopted by action of its stockholders. The foregoing provisions are applicable to Safeway.

CONTROL STOCK ACQUISITIONS

     MBCA

     The MBCA provides that "control shares" of "an issuing public corporation" acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to more than 20% but less than 33 1/3%, more than 33 1/3% but less than a majority, or more than a majority of the outstanding voting power of the corporation. An "issuing public corporation" must, among other matters, have (i) its principal place of business, (ii) its principal office, or (iii) substantial assets within Michigan. A control share acquisition must be approved by a majority of the votes cast by holders of shares entitled to vote excluding shares owned by the acquiror and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party, or certain other transactions described in the law. If a corporation's articles of incorporation or bylaws so provide, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed at "fair value" by the corporation at any time during the period ending 60 days after the last control share acquisition. In addition, if, prior to a control share acquisition, a corporation's articles of incorporation or bylaws so provide, control shares may be redeemed at "fair value" after an acquiring person statement has been filed and after the meeting at which the voting rights of the control shares are submitted to stockholders if the control shares are not accorded full voting rights. Unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the stockholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" means a value not less than the highest price paid per share by the acquiring person in the control share acquisition. The foregoing "control share" provisions are not applicable in the context of the Merger and the related transactions because Vons is not an "issuing public corporation" within the meaning of the MBCA "control share" provisions.

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

     DGCL

     The DGCL contains no similar provision as to control share acquisitions and thus control shares in a Delaware corporation acquired by a person will be accorded full voting rights without stockholder approval. In cases where a corporation may be vulnerable to takeover, the MBCA provides the management of a corporation that is the subject of an unsolicited takeover attempt with additional flexibility in responding to such attempt.

PURCHASE OF SHARES

     Subject to any restrictions imposed by the articles of incorporation, Michigan law permits a Michigan corporation to acquire its own shares; provided, however, a corporation may not purchase any of its shares which are listed on a national securities exchange from any person who holds 3% or more of its shares unless (i) the corporation makes an offer of at least equal value to all other shareholders, (ii) the purchase is authorized in advance by the shareholders,
(iii) the purchase meets the requirements in the articles of incorporation for purchase of shares, (iv) the shares have been beneficially owned by the person for not less than two years, (v) the purchase is made on the open market, or
(vi) the purchase price per share is not greater than the average market price per share during a 30 business day period prior to the date of purchase. The DGCL permits a corporation to repurchase its shares provided the capital of the corporation is not impaired thereby.

INSPECTION OF BOOKS AND RECORDS

     Under both the MBCA and the DGCL, upon making a demand, a stockholder of record has the right to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records. A proper purpose is defined as a purpose reasonably related to such person's interest as a stockholder.

LOANS TO EMPLOYEES AND DIRECTORS

     Under the MBCA, a corporation may lend money to, or guarantee an obligation of, or otherwise assist, an officer or employee of the corporation or of its subsidiary, including an officer or employee who is a director of the corporation or its subsidiary, when, in the judgment of the board, the loan, guarantee or assistance may reasonably be expected to benefit the corporation, or is pursuant to a plan authorizing loans, guarantees, or assistance, which plan the board has reasonably determined will benefit the corporation. The loan, guaranty or assistance may be with or without interest, and may be unsecured or secured in the manner the board approves. The DGCL contains substantially the same provisions with respect to loans to employees and directors as the MBCA.

CONSIDERATION FOR STOCK

     Under the MBCA, a corporation's board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including but not limited to, cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation. The MBCA permits the board by resolution to adopt and file an amendment of the articles of incorporation deleting any reference to par value. Under the DGCL, a corporation's board of directors generally may issue shares of the corporation's stock for consideration having a value not less than the par value of the shares issued. Shares without par value may be issued for such consideration as determined by the board of directors. The consideration received may be in the form of cash, services rendered, personal property, real property, leases of real property or a combination thereof.

                                    EXPERTS

     The consolidated financial statements of The Vons Companies, Inc. as of December 31, 1995 and January 1, 1995 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference into this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat

Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     KPMG Peat Marwick LLP has not examined, compiled or otherwise applied procedures to the financial analyses performed by Credit Suisse First Boston or any Vons financial forecasts referenced in the Proxy Statement/Prospectus and, accordingly, do not express an opinion or any other form of assurance on them.

     The consolidated financial statements of Safeway Inc. as of December 30, 1995 and December 31, 1994 and for each of the three fiscal years in the period ended December 30, 1995, incorporated by reference into this Proxy Statement/Prospectus from Safeway's Annual Report on Form 10-K for the year ended December 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Safeway Common Stock to be issued pursuant to the Merger will be passed upon by Michael C. Ross, General Counsel of Safeway.

     Wachtell, Lipton, Rosen & Katz, counsel to the Special Committee and special counsel to Vons, has rendered the opinion referred to under the caption "Certain Federal Income Tax Consequences."

                            INDEPENDENT ACCOUNTANTS

     Representatives of KPMG Peat Marwick LLP are expected to be present at the Special Meeting and will be given the opportunity to make statements if they so desire. It is expected that they will be available to respond to appropriate questions from the shareholders at the Special Meeting.

                                 OTHER MATTERS

     As of the date of this Proxy Statement/Prospectus, the Board of Directors of Vons knows of no other matters which may be presented for consideration at the Special Meeting. However, if any other matter is presented properly for consideration and action at the Special Meeting, or any adjournment or postponement thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

                          FUTURE SHAREHOLDER PROPOSALS

     If the Merger is not consummated, the 1997 annual meeting of Vons shareholders is expected to be held on or about May 7, 1997. In the event the Merger is not consummated, or if the 1997 annual meeting of Vons shareholders is otherwise held, the only shareholder proposals eligible to be considered for inclusion in the proxy materials for the 1997 annual meeting of Vons will be those which have been duly submitted to the Secretary of Vons by November 30, 1996, as provided in the 1996 Annual Meeting Proxy Statement of Vons.

                                                                      APPENDIX A
                                                                       COMPOSITE

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                 SAFEWAY INC.,

                             SSCI MERGER SUB, INC.

                                      AND

                            THE VONS COMPANIES, INC.

                         DATED AS OF DECEMBER 15, 1996
                          (AS AMENDED JANUARY 8, 1997)

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
                                        ARTICLE I.
                                        THE MERGER

SECTION 1.01.  The Merger...........................................................   A-1
SECTION 1.02.  Effective Time.......................................................   A-1
SECTION 1.03.  Effect of the Merger.................................................   A-2
SECTION 1.04.  Articles of Incorporation; By-Laws...................................   A-2
SECTION 1.05.  Directors and Officers...............................................   A-2
SECTION 1.06.  Effect on Capital Stock..............................................   A-2
SECTION 1.07.  Exchange of Certificates.............................................   A-3
SECTION 1.08.  Stock Transfer Books.................................................   A-5
SECTION 1.09.  No Further Ownership Rights in Company Common Stock..................   A-5
SECTION 1.10.  Lost, Stolen or Destroyed Certificates...............................   A-5
SECTION 1.11.  Tax Consequences.....................................................   A-5
SECTION 1.12.  Taking of Necessary Action; Further Action...........................   A-5
                                       ARTICLE II.

                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 2.01.  Organization and Qualification; Subsidiaries.........................   A-5
SECTION 2.02.  Articles of Incorporation and By-Laws................................   A-6
SECTION 2.03.  Capitalization.......................................................   A-6
SECTION 2.04.  Authority Relative to this Agreement; Vote Required; State Takeover
               Statutes.............................................................   A-6
SECTION 2.05.  No Conflict; Required Filings and Consents...........................   A-7
SECTION 2.06.  Compliance; Permits..................................................   A-7
SECTION 2.07.  SEC Filings; Financial Statements....................................   A-8
SECTION 2.08.  Absence of Certain Changes or Events.................................   A-8
SECTION 2.09.  [Intentionally Left Blank]...........................................   A-8
SECTION 2.10.  Employee Benefit Plans; Employment Agreements........................   A-8
SECTION 2.11.  Labor Matters........................................................  A-10
SECTION 2.12.  Registration Statement; Proxy Statement/Prospectus...................  A-10
SECTION 2.13.  [Intentionally Left Blank]...........................................  A-10
SECTION 2.14.  Title to Property....................................................  A-10
SECTION 2.15.  Taxes................................................................  A-11
SECTION 2.16.  Environmental Matters................................................  A-12
SECTION 2.17.  Brokers..............................................................  A-12
SECTION 2.18.  Intellectual Property Rights.........................................  A-12
SECTION 2.19.  Opinion of Financial Advisor.........................................  A-12

                                       ARTICLE III.

                 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

SECTION 3.01.  Organization and Qualification; Subsidiaries.........................  A-12
SECTION 3.02.  Certificate of Incorporation and By-Laws.............................  A-13
SECTION 3.03.  Capitalization.......................................................  A-13
SECTION 3.04.  Authority Relative to this Agreement; Vote Required..................  A-13
SECTION 3.05.  No Conflict; Required Filings and Consents...........................  A-14

                                                                                      PAGE
                                                                                      ----
SECTION 3.06.  Compliance; Permits..................................................  A-14
SECTION 3.07.  SEC Filings; Financial Statements....................................  A-15
SECTION 3.08.  Absence of Certain Changes or Events.................................  A-15
SECTION 3.09.  [Intentionally Left Blank]...........................................  A-15
SECTION 3.10.  Employee Benefit Plans...............................................  A-15
SECTION 3.11.  Labor Matters........................................................  A-15
SECTION 3.12.  Registration Statement; Proxy Statement/Prospectus...................  A-16
SECTION 3.13.  Environmental Matters................................................  A-16
SECTION 3.14.  Brokers..............................................................  A-16
SECTION 3.15.  Purchase Agreement...................................................  A-16
SECTION 3.16.  Ownership of SSCI and Merger Sub; Capitalization of Merger Sub; No
               Prior Activities.....................................................  A-16
SECTION 3.17.  Opinion of Financial Advisor.........................................  A-17
SECTION 3.18.  Takeover Statutes....................................................  A-17

                                       ARTICLE IV.

                          CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 4.01.  Conduct of Business by the Company Pending the Merger................  A-17
SECTION 4.02.  No Solicitation......................................................  A-19
SECTION 4.03.  Conduct of Business by Parent Pending the Merger.....................  A-20
SECTION 4.04.  Parent Repurchase Right..............................................  A-21

                                        ARTICLE V.

                                  ADDITIONAL AGREEMENTS

SECTION 5.01.  HSR Act; Etc.........................................................  A-21
SECTION 5.02.  Proxy Statement/Prospectus; Registration Statement...................  A-21
SECTION 5.03.  Stockholders Meetings................................................  A-22
SECTION 5.04.  Access to Information; Confidentiality...............................  A-22
SECTION 5.05.  Consents; Approvals..................................................  A-23
SECTION 5.06.  Agreements with Respect to Affiliates................................  A-23
SECTION 5.07.  Indemnification and Insurance........................................  A-23
SECTION 5.08.  Notification of Certain Matters......................................  A-24
SECTION 5.09.  Further Action/Tax Treatment.........................................  A-24
SECTION 5.10.  Public Announcements.................................................  A-24
SECTION 5.11.  Employee Benefit Arrangements........................................  A-24
SECTION 5.12.  Use of Name; Headquarters............................................  A-25
SECTION 5.13.  Listing of Shares....................................................  A-25
SECTION 5.14.  Conveyance Taxes.....................................................  A-25

                                       ARTICLE VI.

                                 CONDITIONS TO THE MERGER

SECTION 6.01.  Conditions to Obligations of Each Party to Effect the Merger.........  A-25
SECTION 6.02.  Additional Conditions to Obligations of Parent and Merger Sub........  A-26
SECTION 6.03.  Additional Conditions to Obligations of the Company..................  A-26

                                                                                      PAGE
                                                                                      ----
                                       ARTICLE VII.

                                       TERMINATION

SECTION 7.01.  Termination..........................................................  A-27
SECTION 7.02.  Effect of Termination................................................  A-28
SECTION 7.03.  Fees and Expenses....................................................  A-28

                                      ARTICLE VIII.

                                    GENERAL PROVISIONS

SECTION 8.01.  Effectiveness of Representations, Warranties and Agreements;
               Knowledge, Etc.......................................................  A-28
SECTION 8.02.  Notices..............................................................  A-29
SECTION 8.03.  Certain Definitions..................................................  A-29
SECTION 8.04.  Amendment............................................................  A-30
SECTION 8.05.  Extension; Waiver....................................................  A-30
SECTION 8.06.  Headings.............................................................  A-30
SECTION 8.07.  Severability.........................................................  A-31
SECTION 8.08.  Entire Agreement.....................................................  A-31
SECTION 8.09.  Assignment...........................................................  A-31
SECTION 8.10.  Parties in Interest..................................................  A-31
SECTION 8.11.  Failure or Indulgence Not Waiver; Remedies Cumulative................  A-31
SECTION 8.12.  Governing Law........................................................  A-31
SECTION 8.13.  Counterparts.........................................................  A-31
SECTION 8.14.  WAIVER OF JURY TRIAL.................................................  A-31

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of December 15, 1996 (the "Agreement"), among SAFEWAY INC., a Delaware corporation ("Parent"), SSCI MERGER SUB, INC., a Michigan corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"), and THE VONS COMPANIES, INC., a Michigan corporation (the "Company").

                                  WITNESSETH:

     WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of their respective stockholders for Parent and Merger Sub to enter into a business combination with the Company upon the terms and subject to the conditions set forth herein;

     WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger of Merger Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, in accordance with the applicable provisions of the Michigan Business Corporation Act of the State of Michigan (the "MBCA"), in the case of the Company and Merger Sub, and the Delaware General Corporation Law of the State of Delaware (the "DGCL"), in the case of Parent;

     WHEREAS, Parent, Safeway Southern California, Inc., a wholly owned subsidiary of Parent ("SSCI"), Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

     WHEREAS, pursuant to the Merger, each outstanding share (a "Share") of the Company's common stock, $0.10 par value (the "Company Common Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     SECTION 1.01. The Merger. (a) Effective Time. At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and the MBCA, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as an indirect wholly owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01, and subject to the satisfaction or waiver, if permissible, of the conditions set forth in Article VI, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place (a) at the offices of Latham & Watkins, 505 Montgomery St., San Francisco, California, as promptly as practicable (and in any event within two business days) after satisfaction or waiver, if permissible, of the conditions set forth in Article VI or (b) at such other time, date or place as Parent and the Company may agree.

     SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the MBCA (the "Certificate of Merger"), together with any required related documents, with the appropriate administrator, as indicated in the MBCA, in such form as required by, and executed in accordance with the relevant provisions of, the MBCA. The Merger shall be effective at the time indicated in such Certificate of Merger (the "Effective Time").

     SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchise of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.04. Articles of Incorporation; By-Laws. (a) Articles of Incorporation. At the Effective Time the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter duly amended in accordance with applicable law and the terms of this Agreement.

     (b) By-Laws. At the Effective Time, the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter duly amended in accordance with applicable law and the terms of this Agreement.

     SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and By-laws of the Surviving Corporation and in accordance with applicable law. The Company shall cause each director of the Company's subsidiaries which are corporations to tender his or her resignation prior to the Effective Time, with each such resignation to be effective as of the Effective Time.

     SECTION 1.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

     (a) Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b)) shall be converted, subject to Section 1.06(e) and 1.06(f), into the right to receive 1.425 (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares ("Parent Shares") of common stock, $0.01 par value, of Parent ("Parent Common Stock").

     (b) Cancellation. Each Share held in the treasury of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

     (c) Assumption of Stock Options.

          (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "Stock Option") granted under the Company's 1987 Stock Option Plan and 1990 Stock Option Plan, each as amended to date (collectively, the "Company Stock Option Plans"), whether vested or unvested, shall be assumed by Parent and constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded up to the nearest whole number) of Parent Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time (not taking into account whether or not such Stock Option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option divided by
     (y) the number of Parent Shares deemed
     purchasable pursuant to such Stock Option. At and after the Effective Time, Parent will honor all obligations with respect to such Stock Options under the terms of such Stock Options and the Company Stock Option Plans as in effect on the date hereof. At the Effective Time, the Company Stock Option Plans shall be amended to require that the shares of stock issuable and deliverable upon the exercise of a Stock Option, or any portion thereof, shall be unissued shares or issued shares which then have been reacquired by Parent, but no other amendments shall be made except as provided herein.

          (ii) As soon as practicable after the Effective Time (but in any event within five (5) business days), Parent shall deliver to each holder of an outstanding Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such Stock Option shall otherwise continue in effect on the same terms and conditions (including antidilution provisions) as were in effect prior to the Effective Time.

          (iii) Parent has taken all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery pursuant to the terms set forth in this Section 1.06(c).

          (iv) Subject to any applicable limitations under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), Parent shall file a Registration Statement on Form S-8 (or any successor form), which may be in the form of a post-effective amendment to the Registration Statement (as defined below), with the Securities and Exchange Commission (the "SEC"), effective on the date of the Effective Time, with respect to the shares of Parent Common Stock issuable upon exercise of the Stock Options, and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Stock Options shall remain outstanding.

     (d) Capital Stock of Merger Sub. The capitalization of Merger Sub as of the date hereof is as set forth in Section 3.16. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

     (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date hereof and prior to the Effective Time.

     (f) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Parent. In lieu of any such fractional shares, each holder of Company Common Stock upon surrender of a certificate (a "Certificate") for exchange shall be paid an amount in cash (without interest), rounded up to the nearest cent, determined by multiplying (i) the closing price of Parent Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape on the last trading day immediately preceding the second business day prior to the Effective Time by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock then held of record by such holder).

     SECTION 1.07. Exchange of Certificates. (a) Exchange Agent. At or prior to the Effective Time, Parent shall supply, or shall cause to be supplied, to or for the account of such bank or trust company as shall be designated by Parent and subject to the reasonable approval of the Company (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 1.07 through the Exchange Agent, (i) certificates evidencing the Parent Shares issuable pursuant to Section 1.06(a) in exchange for outstanding Shares and (ii) cash in an aggregate amount sufficient to pay for fractional shares pursuant to Section 1.06(f) (the shares and cash so deposited, together with any dividends or distributions with respect to such Parent Shares payable after the Effective Time which shall also be deposited with the Exchange Agent, being hereinafter referred to collectively as the "Exchange Fund"). Any interest, dividends or other income earned on the investment of cash or other property held in the Exchange Fund shall be for the account of and payable to Parent.

     (b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate,
(B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.07(c), and (C) cash in respect of fractional shares as provided in Section 1.06(f) (Parent Shares, dividends, distributions and cash being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, Parent Shares, dividends and distributions may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends and subject to
Section 1.06(f), to evidence the ownership of the number of full Parent Shares into which such shares of the Company Common Stock shall have been so converted.

     (c) Distributions With Respect to Unexchanged Parent Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Shares.

     (d) Transfers of Ownership. If any certificate for Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Shares in any name other than that of the registered holder of the certificate surrendered, or have established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock as of the date which is eighteen months after the Effective Time shall be delivered to Parent, upon demand, and thereafter such holders of Company Common Stock who have not theretofore complied with this Section 1.07 shall be entitled to look only to Parent for payment of the Merger Consideration to which they are entitled pursuant hereto.

     (f) No Liability. Except as required by applicable law, none of Parent, Merger Sub or the Company shall be liable to any holder of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all

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purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

     SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Company.

     SECTION 1.09. No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers of Shares which were outstanding immediately prior to the Effective Time on the records of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     SECTION 1.10. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Shares as may be required pursuant to Section 1.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     SECTION 1.11. Tax Consequences. It is intended by the parties hereto and SSCI that the Merger shall constitute a reorganization within the meaning of
Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     SECTION 1.12. Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as practicable. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all the property, rights, privileges, power and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                  ARTICLE II.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub that:

     SECTION 2.01. Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not have a Material Adverse Effect. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. The Company has no significant subsidiaries. A true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each subsidiary, and the percentage of each subsidiary's outstanding capital stock owned by the Company or another subsidiary is set forth in Section 2.01 of the disclosure schedule (the "Company Disclosure

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

Schedule") prepared by the Company and delivered to Parent in connection with the execution of this Agreement. Except as set forth in Section 2.01 of the Company Disclosure Schedule or the Company SEC Reports (as defined in Section 2.07), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which interest the Company has invested or is required to invest $1,000,000 or more.

     SECTION 2.02. Articles of Incorporation and By-Laws. The Company has heretofore furnished to Parent a complete and correct copy of its Articles of Incorporation and By-Laws as most recently restated and subsequently amended to date. Such Articles of Incorporation and By-Laws are in full force and effect. The Company is not in violation of any of the provisions of its Articles of Incorporation or By-Laws. There are no dissenters' rights provided for in any resolutions of the Company's Board of Directors.

     SECTION 2.03. Capitalization. (a) The authorized capital stock of the Company consists of 120,000,000 shares, consisting of 100,000,000 shares of Company Common Stock and 20,000,000 shares of Company preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of December 15, 1996, (i) 43,966,667 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and no shares were held in treasury, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by subsidiaries of the Company, and (iv) 3,064,584 shares of Company Common Stock were reserved for future issuance pursuant to outstanding stock options granted under the Company Stock Option Plans. Except as set forth in this Section 2.03 or in
Section 2.03 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements or arrangements to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries.

     (b) Except as disclosed in Section 2.03 of the Company Disclosure Schedule or the Company SEC Reports, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business.

     SECTION 2.04. Authority Relative to this Agreement; Vote Required; State Takeover Statutes. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (subject only, with respect to the Merger, to the approval and adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the MBCA and the Company's Articles of Incorporation and By-Laws) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the MBCA and the Company's Articles of Incorporation and By-Laws). As of the date hereof, the Board of Directors of the Company has determined that the Merger, upon the terms and subject to the conditions of this Agreement, is advisable to and in the best interest of the Company and its stockholders. This Agreement has been duly and validly executed and delivered by the Company.

     (b) Assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the

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

application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

     (c) Subject to Section 6.01(b)(ii), the approval of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger, this Agreement and the transactions contemplated hereby.

     (d) The Board of Directors of the Company has approved the Merger, this Agreement and the transactions contemplated hereby and such approval is sufficient to render the provisions of Article VII of the Company's Articles of Incorporation inapplicable to the Merger, this Agreement and the other transactions contemplated by this Agreement.

     (e) The Company had an interested shareholder as defined in Section 778(2) of the MBCA on the effective date of Chapter 7A of the MBCA (May 29, 1984), and the Board of Directors of the Company has not at any time after the effective date of Chapter 7A of the MBCA (May 29, 1984), elected to be subject, in whole or in part, as to specifically identified or unidentified interested shareholders, to the requirements of Section 780. The Company is not an "issuing public corporation" within the meaning of Section 793(1) of the MBCA.

     SECTION 2.05. No Conflict; Required Filings and Consents. (a) Except as set forth in Section 2.05(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or ByLaws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any violation or breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except in the case of clauses (ii) or (iii) for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have a Material Adverse Effect or prevent the Company from otherwise performing its obligations under this Agreement in any material respect.

     (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental, judicial or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), state securities laws ("Blue Sky Laws"), state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the listing requirements of the NYSE and the filing and recordation of the Certificate of Merger or other documents as required by the MBCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Merger, or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, or would not have a Material Adverse Effect.

     SECTION 2.06. Compliance; Permits. (a) Except as disclosed in Section 2.06(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, statute, rule, regulation, order, judgment, writ, injunction or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not have a Material Adverse Effect.

     (b) Except as disclosed in Section 2.06(b) of the Company Disclosure Schedule, the Company and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Company and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not have a Material Adverse Effect.

     SECTION 2.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports, statements and other documents required to be filed by it with the SEC since January 1, 1995 (such forms, reports, statements and other documents are hereinafter referred to as the "Company SEC Reports"). Except as disclosed in Section 2.07 of the Company Disclosure Schedule, the Company SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) The consolidated financial statements (including, in each case, any related notes or schedules thereto) contained in the Company SEC Reports were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto), and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

     SECTION 2.08. Absence of Certain Changes or Events. Except as set forth in
Section 2.08 of the Company Disclosure Schedule or the Company SEC Reports, since October 6, 1996, the Company has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Articles of Incorporation or By-laws of the Company; (iii) any sale of, or material pledge of or material encumbrance upon property of the Company with a value in excess of $5,000,000; (iv) any material change by the Company in its accounting methods, principles or practices except as required by any change in GAAP or as a result of a change in law or (v) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     SECTION 2.09. [Intentionally Left Blank].

     SECTION 2.10. Employee Benefit Plans; Employment Agreements. (a) Section 2.10(a) of the Company Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all material employee welfare plans (as defined in
Section 3(1) of ERISA), and all other material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs and arrangements for the benefit of, or relating to, any employee or former employee of the Company or any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA Affiliate") within the meaning of Section 414 of the Code and which is maintained by or contributed to by the Company or any ERISA Affiliate, as well as each plan with respect to which the Company or any ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together, the "Employee Plans"). There have been made available to Parent with respect to each Employee Plan, other than a "multiemployer plan" as such term is defined in Section 3(37) of ERISA (a "Multiemployer Plan"), copies of (i) each such written Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), (ii) the most recent annual report on Form 5500 series, with accompanying

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schedules and attachments, filed with respect to each such Employee Plan required to make such a filing, and (iii) the most recent actuarial valuation for each such Employee Plan subject to Title IV of ERISA. For purposes of this
Section 2.10(a), the term "material," used with respect to any Employee Plan or liability shall mean that the Company or an ERISA Affiliate has incurred or may incur obligations in an amount exceeding $1,000,000 in the aggregate with respect to all such Employee Plans and liabilities.

     (b) Except as set forth in Section 2.10(b) of the Company Disclosure Schedule or the Company SEC Reports: (i) none of the Employee Plans, excluding any Multiemployer Plan, promises or provides retiree medical or other retiree welfare benefits to any person except to the extent required by Part 6 of Title I of ERISA; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Employee Plan, excluding any Multiemployer Plan, which could result in any material liability of the Company or any of its subsidiaries; (iii) all Employee Plans, excluding any Multiemployer Plan, are in compliance in all material respects with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, Internal Revenue Service (the "IRS"), Pension Benefit Guaranty Corporation or Secretary of the Treasury), and the Company and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Employee Plans, except where such non-compliance, nonperformance or default could not reasonably be expected to result in a material liability to the Company or its subsidiaries;
(iv) each Employee Plan, excluding any Multiemployer Plan, intended to qualify under Section 401(a) of the Code and each trust intended to qualify under
Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination, except to the extent such impairment could not reasonably be expected to result in a material liability to the Company or its subsidiaries; (v) all contributions required to be made by the Company or any of its subsidiaries to any Employee Plan pursuant to Section 412 of the Code, or the terms of the Employee Plan or any collective bargaining agreement, have been made on or before their due dates; (vi) with respect to each Employee Plan, excluding any Multiemployer Plan, no "reportable event" within the meaning of
Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vii) neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any material liability under Title IV of ERISA that has not been satisfied (other than liability for premium payments to the Pension Benefit Guaranty Corporation arising in the ordinary course); (viii) neither the Company nor any ERISA Affiliate has at any time withdrawn from a Multiemployer Plan in a "complete withdrawal" or a "partial withdrawal" as defined in Section 4203 and 4205 of ERISA, respectively, so as to result in a material liability of the Company or any ERISA Affiliate that has not been satisfied, contingent or otherwise (including, but not limited to, the obligations pursuant to an agreement entered into in accordance with Section 4204 of ERISA); and (ix) if as of the Effective Time, the Company and all ERISA Affiliates were to withdraw from all Multiemployer Plans to which any of them has contributed or been obligated to contribute, they would incur no material liabilities to such plans under Title IV of ERISA.

     (c) Section 2.10(c) of the Company Disclosure Schedule sets forth a list that is true and complete in all material respects of each current or former employee, officer or director of the Company or any of its subsidiaries who holds (i) any option to purchase Company Common Stock as of the date hereof, together with the number of shares of Company Common Stock subject to such option, the option price of such option (to the extent determined as of the date hereof), and the expiration date of such option; and (ii) any other right, directly or indirectly, to acquire Company Common Stock, together with the number of shares of Company Common Stock subject to such right. Section 2.10(c) of the Company Disclosure Schedule also sets forth the total number of options and other rights. No such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"). Except as set forth in Section 2.10(c) of the Company Disclosure Schedule, no action has been taken which would result in the acceleration of the vesting of the Stock Options following the consummation of the Merger (assuming the assumption of the Stock Options as set forth in Article II).

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

     (d) Section 2.10(d) of the Company Disclosure Schedule sets forth a list that is true and complete in all material respects of (i) all employment agreements with officers of the Company or any of its subsidiaries; (ii) all agreements with consultants who are individuals obligating the Company or any of its subsidiaries to make annual cash payments on an amount exceeding $250,000;
(iii) all severance agreements of the Company or any of its subsidiaries with or relating to its employees; (iv) with respect to the Amended and Restated Severance Plan for Key Employees, the name and level of participation of each participant therein, and for each such participant, the base salary as in effect on the date of this Agreement and the actual annual cash bonuses paid with respect to 1994 and 1995 and the maximum annual cash bonus payable with respect to 1996, the amount of taxable compensation shown on Form W-2 for each of 1992 through 1995; (v) a list that is true and complete in all material respects of all employees whose Stock Options will be subject to accelerated vesting as a result of the Merger, for any reason other than termination of employment by the Company or any of its subsidiaries (along with the number of shares issuable upon exercise of such Stock Options, the exercise price and vesting dates); and
(vi) all plans, programs, agreements and other arrangements of the Company or any of its subsidiaries with or relating to its employees which contain change in control provisions pursuant to which the Company or any of its subsidiaries could incur a material liability.

     SECTION 2.11. Labor Matters. Except as set forth in Section 2.11 of the Company Disclosure Schedule or the Company SEC Reports, (i) there are no claims or proceedings pending or, to the knowledge of the Company, threatened, between the Company or any of its subsidiaries and any of their respective employees, which claims or proceedings have or would reasonably be expected to have a Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any material collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, and
(iii) the Company is not aware of any strikes, slowdowns, work stoppages, lockouts, boycotts, corporate campaigns or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect.

     SECTION 2.12. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of Parent in Section 3.12, the information supplied by the Company for inclusion in the Registration Statement (as defined in Section 5.02) pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the SEC shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in the Proxy Statement/Prospectus (as defined in Section 5.02) to be sent to the stockholders of the Company in connection with the meeting of the stockholders of the Company to consider the Merger (the "Company Stockholders Meeting") and, if required to satisfy the condition in Section 6.01(c) hereof, to be sent to the stockholders of Parent in connection with the meeting of the stockholders of Parent to consider the issuance of the Parent Common Stock in connection with the Merger (the "Parent Stockholders Meeting"), will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company at the time of the Company Stockholders Meeting and, if required, Parent at the time of the Parent Stockholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its respective affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained or incorporated by reference in any of the foregoing documents.

     SECTION 2.13. [Intentionally Left Blank.]

     SECTION 2.14. Title to Property. Except as set forth in Section 2.14 of the Company Disclosure Schedule, the Company and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and

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

such liens or other imperfections of title, if any, which would not have a Material Adverse Effect; and all leases pursuant to which the Company or any of its subsidiaries lease from others material amounts of real or personal property, are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such leases any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default would not have a Material Adverse Effect.

     SECTION 2.15. Taxes. (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, premiums, assessments, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing (or similar) authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and (ii) interest, penalties, additional taxes or amounts and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports, declarations, information statements and other documents with respect to Taxes required to be filed with the IRS or any other taxing (or similar) authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

     (b) Other than as disclosed in Section 2.15(b) of the Company Disclosure Schedule or the Company SEC Reports: The Company and its subsidiaries have filed all United States federal income and state income or franchise Tax Returns and all other material Tax Returns required to be filed by them, and the Company and its subsidiaries have paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due from the Company and its subsidiaries or for which they could be liable (whether to taxing authorities or to other persons or entities), except for such Taxes as to which the failure to pay, individually or in the aggregate, would not constitute a Material Adverse Effect. There are no other material Taxes that would be due if asserted by a taxing authority, except with respect to which the Company is maintaining reserves to the extent currently required by GAAP. Neither the Company nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

     (c) Other than as disclosed in Section 2.15(c) of the Company Disclosure Schedule or the Company SEC Reports, neither the Company nor any of its subsidiaries is obligated under any agreements with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes would be affected by the transactions contemplated hereunder. Neither the Company nor any of its subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. To the best knowledge of the Company, neither the Company nor any of its subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any material documentary, stamp or other transfer tax.

     (d) Except as disclosed in Section 2.15 (d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries (i) is a party to or bound by (nor will it become a party to or become bound by) any tax-indemnity, tax sharing or tax allocation agreement (or administrative or accounting practice having substantially the same effect as such an agreement); (ii) has filed a consent under Section 341(f) of the Code (or any corresponding provision of state, local, or foreign income tax law) or agreed to have Section 341(f) of the Code (or any corresponding provision of state, local, or foreign income tax law) apply to any disposition of any asset owned by it; (iii) has agreed to make or is required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iv) has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than the affiliated group of which the Company is the common parent corporation; or (v) owns material assets that directly or indirectly secure debt the interest on which is tax-exempt under Section 103(a) of the Code.

     SECTION 2.16. Environmental Matters. Except as set forth in Section 2.16 of the Company Disclosure Schedule or the Company SEC Reports, and except in all cases as, in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries to the best of the Company's knowledge (i) have obtained all applicable permits, licenses and other authorization which are required to be obtained under all applicable federal, state or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder ("Environmental Laws") relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes by the Company or its subsidiaries (or their respective agents); (ii) are in compliance with all terms and conditions of such required permits, licenses and authorization, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (iii) as of the date hereof, are not aware of nor have received notice of any past or present violations of Environmental Laws or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which could give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against the Company or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment, or any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by the Company or its subsidiaries (or any of their respective agents) thereunder.

     SECTION 2.17. Brokers. Except as set forth in Section 2.17 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     SECTION 2.18. Intellectual Property Rights. The Company owns or possesses legally enforceable rights to use the "Vons" and "Pavilions" trade names, trademarks and service names used in the business of the Company and its subsidiaries as currently conducted.

     SECTION 2.19. Opinion of Financial Advisor. The Company has been advised by its financial advisor, CS First Boston Corporation, that in its opinion, as of the date hereof, the Exchange Ratio set forth herein is fair from a financial point of view to the holders of Shares (other than Parent or any direct or indirect wholly owned subsidiary or affiliate of Parent).

                                  ARTICLE III.

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

     SECTION 3.01. Organization and Qualification; Subsidiaries. Each of Parent and its significant subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not have a Material Adverse Effect (as defined in Section 8.03). Each of Parent and each of its significant subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect. A true and complete list of all of Parent's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by Parent or another subsidiary, is set forth in
Section 3.01 of the disclosure schedule prepared by Parent and delivered to the Company in connection with the execution of this Agreement (the "Parent Disclosure Schedule"). Except as set forth in Section 3.01 of the Parent Disclosure Schedule or the Parent SEC Reports (as defined in Section 3.07), Parent does not directly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which Parent has invested or is required to invest $1,000,000 or more, excluding shares of Company Common Stock and the equity interest in Casa Ley S.A. de C.V. and the limited partnership interests in SSI Equity Associates L.P. held by Parent or any direct or indirect subsidiary of Parent.

     SECTION 3.02. Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of its Certificate of Incorporation and By-Laws, as amended to date. Such Certificate of Incorporation and By-Laws are in full force and effect. Merger Sub has heretofore furnished to the Company a complete and correct copy of its Articles of Incorporation and By-Laws, as amended to date. Such Articles of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its respective Certificate or Articles of Incorporation, as the case may be, or By-Laws.

     SECTION 3.03. Capitalization. (a) As of December 10, 1996, the authorized capital stock of Parent consisted of (i) 750,000,000 shares of Parent Common Stock of which: 220,993,985 shares were issued and outstanding, all of which are validly issued, fully paid and non-assessable, no shares were held in treasury, 23,405,953 shares were reserved for future issuance upon exercise of outstanding warrants, 19,435,620 shares were reserved for future issuance upon exercise of outstanding options to purchase Parent Common Stock granted under Parent's stock option plans and an additional 7,184,631 shares were reserved for issuance under Parent's stock option plans; and (ii) 25,000,000 shares of preferred stock, of which no shares of preferred stock were issued and outstanding. No material change in such capitalization has occurred between December 10, 1996 and the date hereof. Except as set forth in Section 3.03 of the Parent Disclosure Schedule or the Parent SEC Reports, there are no options, warrants or other rights, agreements, or arrangements to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries.

     (b) Except as set forth in Section 3.03 of the Parent Disclosure Schedule or the Parent SEC Reports, or pursuant to the Purchase Agreement, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in Section 3.01 or
3.03 of the Parent Disclosure Schedule, all of the outstanding shares of capital stock of each of Parent's significant subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     SECTION 3.04. Authority Relative to this Agreement; Vote Required. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than (a) any approval of the issuance of Parent Common Stock in connection with the Merger by the holders of at least a majority of the outstanding shares of Parent Common Stock entitled to vote in accordance with the DGCL and Parent's Certificate of Incorporation and By-Laws which is required to satisfy the condition in

Section 6.01(c) hereof and (b) the adoption of this Agreement, the Merger and the transactions contemplated hereby by SSCI, as the sole holder of the outstanding shares of Common Stock of Merger Sub). As of the date hereof, the Board of Directors of Parent has determined that it is advisable and in the best interest of Parent's stockholders for Parent to enter into a business combination with the Company upon the terms and subject to the conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub.

     (b) Assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

     (c) Subject to Section 6.01(c)(ii), the approval of the holders of a majority of the shares of Parent Common Stock voting at the meeting called to approve the issuance of the Parent Shares in the Merger is the only vote of the holders of any class or series of Parent capital stock necessary to approve the issuance of Parent Common Stock in connection with the Merger. The approval of SSCI, as the sole shareholder of all capital stock of Merger Sub, is the only shareholder approval necessary to approve the Merger, this Agreement and the transactions contemplated hereby on behalf of Merger Sub.

     SECTION 3.05. No Conflict; Required Filings and Consents. (a) Except as set forth in Section 3.05(a) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Certificate or Articles of Incorporation, as the case may be, or By-Laws of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties are bound or affected, or (iii) result in any violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except, in the case of clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Material Adverse Effect or otherwise prevent Parent or Merger Sub from performing their obligations under this Agreement in any material respect.

     (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental, judicial or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Blue Sky Laws, state takeover laws, the pre-merger notification requirements of the HSR Act, the listing requirements of the NYSE and the filing and recordation of the Certificate of Merger or other documents as required by the MBCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Merger, or otherwise prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement, and would not have a Material Adverse Effect.

     SECTION 3.06. Compliance; Permits. (a) Except as disclosed in Section 3.06(a) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, statute, rule, regulation, order, judgment, writ, injunction or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect.

     (b) Except as disclosed in Section 3.06(b) of the Parent Disclosure Schedule, Parent and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of Parent and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of Parent Permits, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

     SECTION 3.07. SEC Filings; Financial Statements. (a) Parent has filed all forms, reports, statements and other documents required to be filed by it with the SEC since January 1, 1995 (such forms, reports, statements and other documents are hereinafter referred to as the "Parent SEC Reports"). Except as disclosed in Section 3.07 of the Parent Disclosure Schedule, the Parent SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) The consolidated financial statements (including, in each case, any related notes and schedules thereto) contained in the Parent SEC Reports were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

     SECTION 3.08. Absence of Certain Changes or Events. Except as set forth in
Section 3.08 of the Parent Disclosure Schedule or the Parent SEC Reports, since September 7, 1996, Parent has conducted its business in the ordinary course and there has not occurred (i) any Material Adverse Effect; (ii) any amendments or changes in the Certificate of Incorporation or By-Laws of Parent; (iii) any sale of a material amount of assets of Parent; (iv) any material change by Parent in its accounting methods, principles or practices except as required by any change in GAAP or as a result of a change in law; or (v) any material revaluation by Parent of any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     SECTION 3.09. [Intentionally Left Blank.]

     SECTION 3.10. Employee Benefit Plans. Except as provided in the Parent SEC Reports or as would not have a Material Adverse Effect, (i) all employee benefit plans or programs maintained for the benefit of the current or former employees or directors of Parent or any subsidiary of Parent that are sponsored, maintained or contributed to by Parent or any subsidiary of Parent, or with respect to which Parent or any subsidiary of Parent has any liability, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of ERISA, are in compliance with all applicable requirements of law, including ERISA and the Code, and (ii) neither Parent nor any subsidiary of Parent has any liabilities or obligations with respect to any such employee benefit plans or programs, whether accrued, contingent or otherwise, except liabilities or obligations incurred in the ordinary course.

     SECTION 3.11. Labor Matters. Except as set forth in Section 3.11 of the Parent Disclosure Schedule or the Parent SEC Reports, (i) there are no claims or proceedings pending or, to the knowledge of Parent, threatened, between Parent or any of its subsidiaries and any of their respective employees, which claims or proceedings have or would reasonably be expected to have a Material Adverse Effect and (ii) Parent is not aware of any strikes, slowdowns, work stoppages, lockouts, boycotts, corporate campaigns or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect.

     SECTION 3.12. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of the Company in Section 2.12, the Registration Statement shall not, at the time the Registration Statement (including amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and, if required, Parent at the time of the Company Stockholders Meeting and, if required, the Parent Stockholders Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make any statement made therein not false or misleading. If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained or incorporated by reference in any of the foregoing documents.

     SECTION 3.13. Environmental Matters. Except as set forth in Section 3.13 of the Parent Disclosure Schedule or the Parent SEC Reports, and except in all cases as, in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, Parent and each of its subsidiaries to the best of Parent's knowledge (i) have obtained all applicable permits, licenses and other authorization which are required to be obtained under all applicable Environmental Laws by Parent or its subsidiaries (or their respective agents);
(ii) are in compliance with all terms and conditions of such required permits, licenses and authorization, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (iii) as of the date hereof, are not aware of nor have received notice of any past or present violations of Environmental Laws, or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against Parent or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by Parent or its subsidiaries (or any of their respective agents) thereunder.

     SECTION 3.14. Brokers. Except as set forth in Section 3.14 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

     SECTION 3.15. Purchase Agreement. Parent and SSI Associates, L.P. have entered into an Amended and Restated Stock Repurchase Agreement, dated as of January 8, 1997 and substantially in the form of Exhibit A hereto (the "Purchase Agreement"), for the purchase by Parent of an aggregate of 32,000,000 shares of Parent Common Stock (or warrants to purchase Parent Common Stock) (the "Repurchase").

     SECTION 3.16. Ownership of SSCI and Merger Sub; Capitalization of Merger Sub; No Prior Activities. SSCI is a direct wholly owned subsidiary of Parent. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, all of which are issued and outstanding and held by SSCI. Merger Sub was formed solely for the purpose of engaging in the transaction contemplated by this Agreement. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreement or arrangements contemplated by this Agreement, Merger

Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

     SECTION 3.17. Opinion of Financial Advisor. Parent has been advised by its financial advisor, Morgan Stanley & Co. that in its opinion, as of the date hereof, the Exchange Ratio set forth herein is fair from a financial point of view to Parent.

     SECTION 3.18. Takeover Statutes. Parent has taken all action necessary so that the restrictions set forth in Section 203 of the General Corporation Law of the State of Delaware will not and do not apply to the Support/Voting Agreements dated as of the date hereof between the Company and certain Parent stockholders.

                                  ARTICLE IV.

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing, (i) the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; (ii) the Company shall, and shall cause its subsidiaries to, use commercially reasonable efforts to keep in full force and effect adequate insurance coverages consistent with past practice and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; and (iii) the Company shall use its reasonable efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

     (a) amend or otherwise change its Articles of Incorporation or By-laws;

     (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company or any of its subsidiaries, except for the issuance of shares of Company Common Stock issuable upon the exercise of Stock Options which were granted under the Company Stock Option Plans and are outstanding on the date hereof;

     (c) except as set forth on Schedule 4.01(c) of the Company Disclosure Schedule, sell, pledge, dispose of or encumber any real property (whether a fee or leasehold interest) or any other assets of the Company or any of its subsidiaries, except for (i) sales of non-real property assets in the ordinary course of business and in a manner consistent with past practice or (ii) dispositions of obsolete or worthless assets;

     (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) repurchase, redeem or otherwise acquire, or agree to commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries or (iv) amend the terms, change the period of exercisability or accelerate the exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock or any Stock Option or other option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or propose to do any of the foregoing; provided that clauses (iii) and (iv) shall not prohibit the exercise of Stock Options through the use of Company Common Stock issuable upon exercise of Stock Options (or other shares of Company Common Stock held by the holder of such Option) to pay the exercise price or to satisfy tax withholding obligations pursuant to the terms of Stock Options in effect as of the date hereof.

     (e) (i) acquire (by merger, consolidation, or acquisition of stock, equity securities, interests or assets) any corporation, partnership, joint venture, association or other business organization or division thereof; (ii) except as set forth in Schedule 4.01(e) of the Company Disclosure Schedule, incur any indebtedness for borrowed money (including draw downs on lines of credit or letters of credit) or issue any debt securities or assume, guarantee (other than borrowings under the Company's bank debt or entered into in the ordinary course of business consistent with past practice) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice or pursuant to the VAT Partnership or VAT II Partnership described in Section 2.01(a) of the Company Disclosure Schedule; (iii) other than leases or contracts to purchase real property as set forth in clause (iv) below or as described in Section 4.01(e) of the Company Disclosure Schedule, enter into or amend any material contract or agreement or any agreement with a term longer than one year; (iv) except as described in Section 4.01(e) of the Company Disclosure Schedule, acquire any interest in real properties; or (v) except as described in Section 4.01(e) of the Company Disclosure Schedule or in order to fulfill its obligations under a written agreement, contract or arrangement to which the Company or a subsidiary is a party or by which it is bound, authorize any capital expenditures or purchase or lease of property or services (other than purchasing or merchandising product in the ordinary course of business consistent with past practice) (A) which are in the aggregate for any individual store, distribution center, office, warehouse or other Company facility (a "Facility"), in excess of $500,000, (B) which are in the aggregate for any single vendor (including any affiliates thereof) in excess of $1,000,000 over the term of the contract or (C) from any single vendor (including any affiliates thereof) which property or services are to be employed at or provided to more than five Facilities.

     (f) increase the compensation payable or to become payable to any director, officer, consultant or employee of the Company or any of its subsidiaries, except for increases in salaries or wages of employees which are required pursuant to collective bargaining agreements or other written agreements entered into prior to the date hereof, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees (any of the foregoing being an "Employee Benefit Arrangement"), except, in each case, as may be required by law or collective bargaining agreement, and except as set forth on Schedule 4.01(f) of the Company Disclosure Schedule;

     (g) take any action to change in any material respect accounting policies or procedures, except as may be required by GAAP or as a result of a change in law;

     (h) except as set forth on Schedule 4.01(h) of the Company Disclosure Schedule, make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Company SEC Reports filed prior to the date of this Agreement;

     (i) except as set forth on Schedule 4.01(i) of the Company Disclosure Schedule, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports filed prior to the date of this Agreement or incurred in the ordinary course of business and consistent with past practice;

     (j) elect, pursuant to Section 783 of the MBCA, to be covered by the provisions of Section 780 of the MBCA or take any action which could cause the Company or the shares of Company Common Stock held by Parent or any direct or indirect wholly owned subsidiary of Parent to be covered by the provisions of
Section 790 et seq. of the MBCA;

     (k) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company and its subsidiaries;

     (l) adopt any resolutions of the Board of Directors which would grant the Company's stockholders dissenters' rights pursuant to the MBCA; or

     (m) take, or agree (in writing or otherwise) to take, any of the actions described in Sections 4.01(a) through (l) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder or permit any of the conditions set forth in Article VI from not being satisfied.

     SECTION 4.02. No Solicitation. (a) Neither the Company nor any of its subsidiaries shall, nor shall it authorize any of its officers, directors, employees, agents, investment bankers, attorneys, financial advisors or other representatives retained by it or any of its subsidiaries (collectively, "Company Representatives") to, directly or indirectly, (i) solicit or initiate the submission of, any Acquisition Proposal (as defined in Section 4.02(c)),
(ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or (iii) enter into any agreement with respect to, agree to, approve or recommend any Acquisition Proposal. Nothing in this Section 4.02(a) shall prevent the Board of Directors of the Company (or any committee thereof) from considering, negotiating, discussing, approving and recommending to the stockholders of the Company a bona fide Acquisition Proposal not solicited in violation of this Agreement, provided the Board of Directors of the Company determines in good faith, based upon advice of outside legal counsel, that it is required to do so in order to discharge properly its fiduciary duties. Nothing contained in this Section 4.02(a) shall prevent the Board of Directors of the Company from taking and disclosing to the Company's stockholders a position with regard to a tender offer or exchange offer contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and making such disclosure to the stockholders of the Company as may be required under applicable law; provided, that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares of Company Common Stock in connection with such tender or exchange offer unless the Board of Directors of the Company determines in good faith, based upon advice of outside legal counsel, that making such recommendation is required in order to discharge properly its fiduciary duties.

     (b) The Company shall immediately notify Parent after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal.

     (c) As used in this Agreement, "Acquisition Proposal" shall mean any proposal or offer from any person (other than Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent) relating to (i) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, the Company or its subsidiaries, (ii) any tender offer or exchange offer (including a self-tender offer), (iii) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving the Company other than the transactions contemplated by this Agreement or (iv) any other

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

extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

     (d) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from the confidentiality provisions of any confidentiality agreement to which the Company is a party unless the Board of Directors of the Company determines in good faith, based upon advice of outside legal counsel, that making such release is required in order to discharge properly its fiduciary duties. If the Board of Directors of the Company receives a request for material nonpublic information by a person who makes, or indicates that it is considering making, a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of outside legal counsel that it is required to cause the Company to act as provided in this Section 4.02(d) in order to discharge properly the directors' fiduciary duties, then, provided such person has executed a confidentiality agreement substantially similar to the one then in effect between the Company and Parent, the Company may provide such person with access to information regarding the Company.

     (e) The Company shall advise the Company Representatives of the restrictions described in this Section 4.02.

     SECTION 4.03. Conduct of Business by Parent Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, unless the Company shall otherwise agree in writing, (i) Parent shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and Parent and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; (ii) Parent shall, and shall cause its subsidiaries to, use commercially reasonable efforts to keep in full force and effect adequate insurance coverages consistent with past practice and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; and (iii) Parent shall use its reasonable efforts to preserve substantially intact the business organization of Parent and its subsidiaries, to keep available the services of the present officers, employees and consultants of Parent and its subsidiaries and to preserve the present relationships of Parent and its subsidiaries with customers, suppliers and other persons with which Parent or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither Parent nor any of its subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the
Company:

     (a) amend or otherwise change Parent's Certificate of Incorporation or By-Laws;

     (b) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, which, in any such case, would prevent or materially delay the consummation of the transactions contemplated by this Agreement;

     (c) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of Parent may declare and pay a dividend to its parent;

     (d) take or agree in writing or otherwise to take any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder or prevent any of the conditions set forth in Article VI not being satisfied;

     (e) take any action to change in any material respect accounting policies or procedures, except as may be required by GAAP or as a result of a change in law; or

     (f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent and its subsidiaries.

     SECTION 4.04. Parent Repurchase Right. Except as contemplated by the Purchase Agreement during the period from the date of this Agreement and continuing through the earlier termination of this Agreement or the Effective Time, Parent will not, directly or indirectly, repurchase, redeem or otherwise acquire or agree to commit to repurchase, redeem or otherwise acquire, directly or indirectly any shares of capital stock or other equity security of Parent or any of its subsidiaries, including, without limitation, shares of Parent Common Stock, or other option, warrant or right, directly or indirectly, to acquire shares of Parent Common Stock ("Parent Equity Securities"); provided, however, that Parent may repurchase, redeem or otherwise acquire or agree to commit to repurchase, redeem or otherwise acquire Parent Equity Securities so long as (i) such repurchase or agreement to repurchase has been approved by at least two independent members of Parent's Board of Directors and (ii) Parent has received a written opinion from a nationally recognized investment banking firm that, as of the date rendered, the price to be paid for such Parent Equity Securities is fair from a financial point of view to Parent and its stockholders (which, if relevant for purposes of such opinion, shall not be deemed to include any stockholder, or any affiliate of any stockholder, who is selling Parent Equity Securities in the transaction); provided further that this Section 4.04 shall not prohibit the exercise of stock options to purchase Parent Common Stock through the use of Parent Common Stock issuable upon exercise of such stock options (or other shares of Parent Common Stock held by the holder of such options) to pay the exercise price or to satisfy tax withholding obligations pursuant to the terms of such stock options in effect as of the date hereof.

                                   ARTICLE V.

                             ADDITIONAL AGREEMENTS

     SECTION 5.01. HSR Act; Etc. As promptly as practicable after the date of the execution of this Agreement, the Company and Parent shall file notifications under and in accordance with the HSR Act. The Company and Parent shall respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority (foreign or domestic) in connection with antitrust matters.

     SECTION 5.02. Proxy Statement/Prospectus; Registration Statement. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare and file with the SEC (with appropriate requests for confidential treatment) under the Exchange Act a proxy statement/prospectus and a form of proxy (or, to the extent a Parent Stockholders Meeting, as defined below, is required to be held, the Company and Parent shall prepare and file with the SEC under the Exchange Act a joint proxy statement/prospectus and forms of proxies) (such proxy statement/prospectus or joint proxy statement/prospectus, as the case may be, together with any amendments thereof or supplements thereto, in each case in the form or forms delivered to the stockholders of the Company and, if applicable, the stockholders of Parent, the "Proxy Statement/Prospectus") relating to the Company Stockholders Meeting and the vote of the stockholders of the Company with respect to the Merger (and, if applicable, the Parent Stockholders Meeting and the vote of the stockholders of Parent with respect to the issuance of Parent Common Stock in connection with the Merger) and (ii) following clearance by the SEC of the Proxy Statement, Parent shall prepare and file with the SEC under the Securities Act a registration statement on Form S-4 or any other form as may be appropriate (such registration statement, together with any amendments thereof or supplements thereto, the "Registration Statement") with respect to the Parent Common Stock to be issued by Parent in connection with the Merger, which Registration Statement shall include the Proxy Statement/Prospectus as a prospectus. Parent and the Company will cause the Registration Statement and the Proxy Statement/Prospectus to comply in all material respects with the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use all reasonable efforts to have or cause the Registration Statement to become effective (including clearing the Proxy Statement/Prospectus with the SEC) as promptly as practicable thereafter, and shall take any and all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Without limiting the generality of the foregoing, each of Parent and the Company agrees to use all reasonable efforts, after consultation with the other such party, to respond promptly to any comments made by the SEC with respect to the Proxy Statement/Prospectus (including each preliminary version thereof) and the Registration Statement (including each amendment thereof and supplement thereto). Each of Parent and the Company shall, and shall cause its respective representatives to, fully cooperate with the other such party and its respective representatives in the preparation of the Proxy Statement/Prospectus and the Registration Statement, and shall, upon request, furnish the other such party with all information concerning it and its affiliates, directors, officers and stockholders as the other may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company and, if applicable, Parent shall cause the Proxy Statement/Prospectus to be mailed to their respective stockholders.

     (b) Without limiting the generality of the foregoing (i) the Company and Parent shall each notify the other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Registration Statement, and (ii) the Company and Parent shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, the Proxy Statement/Prospectus or the Registration Statement, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC with respect to any of the foregoing filings.

     SECTION 5.03. Stockholders Meetings. The Company and, if required to satisfy the condition set forth in Section 6.01(c), Parent shall call and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, respectively, as promptly as practicable and in accordance with applicable laws for the purpose of voting upon the approval of the Merger and the adoption of this Agreement, in the case of the Company Stockholders Meeting, and the issuance of Parent Common Stock in connection with the Merger, in the case of any required Parent Stockholders Meeting. The Company and, if required, Parent shall use all reasonable efforts to hold their respective stockholders meetings as soon as practicable after the date on which the Registration Statement becomes effective and, if a Parent Stockholders Meeting is required, on the same day (and at the same time of such day). Unless otherwise required under the applicable fiduciary duties of the respective directors of the Company and Parent, as determined by such directors in good faith after consultation with and based upon the advice of their respective outside legal counsel, the Company and, if required to satisfy the condition set forth in Section 6.01(c), Parent shall (a) recommend, in the case of the Company, that the Company stockholders vote in favor of the approval and adoption this Agreement, the Merger and the other transactions contemplated herein and, in the case of Parent, that Parent's stockholders vote in favor of the issuance of Parent Common Stock in connection with the Merger, and include in the Proxy Statement/Prospectus each such recommendation and (b) use all reasonable efforts to solicit from their respective stockholders proxies in favor of the approval and adoption of the proposals recommended by them in subclause (a) above and take all other action necessary or advisable to secure the vote or consent of stockholders to obtain such approval. At the Company Stockholders Meeting, Parent agrees to vote or to cause to be voted in favor of approval of the Merger, this Agreement and the transactions contemplated hereby, all shares of Company Common Stock for which the beneficial owner is Parent or its subsidiaries.

     SECTION 5.04. Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject (from which such party shall use reasonable efforts to be released), the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either Parent or the Company may reasonably request. Each party shall keep such information confidential in accordance with the terms of the respective confidentiality letters, dated November 11, 1996, November 25, 1996 and December 5, 1996 (the "Confidentiality Letters"), between Parent and the Company.

     SECTION 5.05. Consents; Approvals. The Company and Parent shall each use its reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby.

     SECTION 5.06. Agreements with Respect to Affiliates. The Company shall request each person who is identified by the Company as being an "affiliate" of the Company at the time of the Company Stockholders Meeting for purposes of Rule 145 under the Securities Act ("Rule 145") to deliver to Parent, prior to the Effective Time, a written agreement in connection with restrictions on affiliates under Rule 145 in the form attached hereto as Exhibit B.

     SECTION 5.07. Indemnification and Insurance. (a) The Articles of Incorporation and By-Laws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation no less favorable than those set forth in the Articles of Incorporation and By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

     (b) The Company shall, to the fullest extent permitted under applicable law or under the Company's Articles of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any act or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties in which case this limitation shall not apply.

     (c) For a period of four years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' insurance policy (a copy of which has been made available to Parent) on terms comparable to those now applicable to directors and officers of the Company; provided, however, (i) that Parent and the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to such covered persons) or provide for such coverage under Parent's directors' and officers' liability insurance policy (a copy of which has been made available to the Company) if Parent's policy provides at least the same coverage and amounts on terms and conditions that are no less favorable to covered persons than the Company's current policy; and (ii) that in no event shall Parent or the Surviving Corporation be required to expend in excess of $1,070,000 for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such amount.

     (d) From and after the Effective Time, Parent shall guarantee the obligations of the Surviving Corporation under this Section 5.07.

     (e) This Section 5.07 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

     SECTION 5.08. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.02(b) or 6.03(b) unless the failure to give such notice results in material prejudice to the other party.

     SECTION 5.09. Further Action/Tax Treatment. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

     SECTION 5.10. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of outside legal counsel be required by applicable law or the rules and regulations of the NYSE, if it has used all reasonable efforts to consult with the other party and its counsel and allow such other party and its counsel to comment thereon.

     SECTION 5.11. Employee Benefit Arrangements. Parent agrees that the Company will honor and, from and after the Effective Time, Parent will cause the Surviving Corporation to honor, all obligations under Employee Benefit Arrangements to which the Company or any of its subsidiaries is presently a party which are listed in Section 5.11 of the Company Disclosure Schedule. Until December 31, 1997, Parent shall cause the Surviving Corporation to continue to provide to employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements), as a whole, Employee Benefits (as defined below) which, in the aggregate, have a value which is substantially comparable to the value of such Employee Benefits provided to such employees as of the date hereof; and from January 1, 1998 until December 31, 1998, Parent shall cause the Surviving Corporation to provide to employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements), as a whole, Employee Benefits which, in the aggregate, have a value which is substantially comparable to the value of such Employee Benefits provided by Parent to its employees employed in Parent's Northern California Division; provided, that nothing in this sentence shall be deemed to limit or otherwise affect the right of the Surviving Corporation to terminate employment or change the place of work, responsibilities, status, designation or employee benefits of any employee or group of employees as the Surviving Corporation may determine in the exercise of its business judgment and in compliance with applicable laws. For all Employee Benefits (including without limitation plans or programs of Parent and its affiliates after the Effective Time), all service with the Company or any of its subsidiaries prior to the Effective Time of employees (excluding employees covered by collective bargaining agreements) shall be treated as service with Parent and its affiliates for eligibility and vesting purposes, but not for the purpose of benefit accrual, to the same extent that such service is taken into account by the Company and its subsidiaries as of the date hereof, except to the extent such treatment will result in duplication of benefits. "Employee Benefits" means only the following benefits: any medical, health, dental, life insurance, long-term disability, severance, pension, retirement or savings plan, policy or arrangement, whose coverage is not generally limited to officers or a select group of highly compensated employees of the Company or any of its subsidiaries. This Section 5.11 is not intended to be for the benefit of and shall not be enforceable by any employee, former employee or dependent or beneficiary thereof or any collective bargaining representative thereof.

     SECTION 5.12. Use of Name; Headquarters. (a) With respect to Company stores that Parent or its subsidiaries operate after the Effective Time, Parent agrees that for a period of at least two years from and after the Effective Time, Parent and/or its subsidiaries will operate such stores under the "Vons" or "Pavilions" names.

     (b) Parent's present intention is to maintain a division headquarters for the Surviving Corporation's operations in Arcadia, California for two years following the Effective Time; provided that if Parent determines to relocate the headquarters, it will use commercially reasonable efforts during such two-year period to keep the headquarters in the San Gabriel Valley.

     SECTION 5.13. Listing of Shares. The Company shall use its best efforts to continue the listing of the Company Common Stock on the NYSE during the term of this Agreement and Parent shall use its best efforts to cause the Parent Shares to be issued in the Merger to be listed, upon official notice of issuance, on the NYSE prior to the Effective Time.

     SECTION 5.14. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

                                  ARTICLE VI.

                            CONDITIONS TO THE MERGER

     SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC;

     (b) Company Stockholder Approval. This Agreement, the Merger and the transactions contemplated hereby shall have been approved and adopted by (i) the requisite vote of the stockholders of the Company and (ii) a majority of the outstanding shares of Company Common Stock not held by Parent or its affiliates;

     (c) Parent Stockholder Approval. Either (i) the issuance of Parent Common Stock in the Merger pursuant to this Agreement shall have been approved by the requisite vote of the stockholders of Parent or

(ii) Parent and the Company, upon the advice of outside legal counsel, shall have determined that the approval by Parent's stockholders of the issuance of the Parent Common Stock in the Merger pursuant to the terms of this Agreement is not required by the Policies and Procedures of the NYSE;

     (d) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

     (e) HSR Act. All waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

     (f) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the Merger illegal.

     SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than those set forth in Sections 2.03(a) and 2.04(a), (c), (d) and (e)) shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date) and (iii) where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, does not result or would not reasonably be expected to result in a Material Adverse Effect, and the representations and warranties of the Company set forth in Sections 2.03(a) and 2.04(a), (c), (d) and (e) shall be true and correct in all material respects, subject to clauses (i) and (ii) above. Parent and Merger Sub shall have received a certificate to such effect signed by the President of the Company;

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President of the Company.

     SECTION 6.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Parent and Merger Sub contained in this Agreement (other than those set forth in Sections 3.03(a) and 3.04(a) and (c)) shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date) and (iii) where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, does not result or would not reasonably be expected to result in a Material Adverse Effect, and the representations and warranties of Parent and Merger Sub set forth in Sections 3.03(a) and 3.04(a) and (c) shall be true and correct in all material respects, subject to clauses (i) and (ii) above. The Company shall have received a certificate to such effect signed by the President of Parent;

     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President of Parent;

     (c) Tax Opinion. The Company shall have received a written opinion of Wachtell, Lipton, Rosen & Katz (addressed to the Company and the Company's stockholders) in form and substance reasonably satisfactory to the Company to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and

     (d) Purchase Agreement. The Purchase Agreement shall be in full force and effect in accordance with its terms and no circumstance shall exist that would prevent the Repurchase from being consummated immediately following the Effective Time.

                                  ARTICLE VII.

                                  TERMINATION

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or Parent:

     (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

     (b) by either Parent or the Company, if the Merger shall not have been consummated by June 30, 1997 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or a substantial contributor to the failure of the Merger to occur on or before such date); or

     (c) by either Parent or the Company, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party who has not complied with its obligations under Section 5.09 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action);

     (d) by Parent, if (i) the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so; or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Proposal (as defined in Section 4.02(c)); or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer;

     (e) by the Company, if (i) the Board of Directors of the Company shall determine in good faith, based upon advice of outside legal counsel, that it is required, in order to discharge properly its fiduciary duties, to withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so; (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Proposal (as defined in Section 4.02(c)); or (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer; provided, that, the Company shall not be entitled to exercise any termination rights under clause (ii) or (iii) of this Section 7.01(e) unless (x) any action of the Board of Directors in order to discharge its fiduciary duties in good faith upon advice of counsel and (y) the Company has complied with its obligations in Section 4.02; or

     (f) by Parent or the Company, if, at a duly held meeting of the stockholders of the Company (including any adjournment thereof) held for the purpose of voting on the Merger, this Agreement and the consummation of the transactions contemplated hereby, the holders of a majority of the outstanding shares of Company Common Stock (without giving effect to the shares of Company Common Stock owned by Parent and its affiliates) shall not have approved the Merger, this Agreement and the consummation of the transactions contemplated hereby;

     (g) by the Company, if, at a duly held meeting of the stockholders of Parent (including any adjournment thereof) held for the purpose of voting on the issuance of the Parent Common Stock in connection with the Merger, the requisite vote of a majority of the holders of the outstanding shares of Parent Common Stock shall not have approved such issuance.

     SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in
Section 7.03 and Section 8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any breach hereof.

     SECTION 7.03. Fees and Expenses. (a) Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) In order to induce Parent to enter into this Agreement, the Company agrees that if: (x) prior to termination of this Agreement, any person other than Parent and its affiliates shall have commenced, publicly proposed or communicated to the Company an Acquisition Proposal (a "Pre-Termination Acquisition Proposal") and (y) within three months of the termination of this Agreement, such person, or any affiliate of such person, enters into any definitive agreement to effect a transaction contemplated by an Acquisition Proposal (which is related to such Pre-Termination Acquisition Proposal), then the Company shall pay to Parent within five business days following the consummation of the transaction that was contemplated by the Acquisition Proposal a fee (the "Fee") of $50,000,000 in cash; provided, however, that in no event shall the Company be obligated to pay more than one such fee with respect to all such occurrences and provided further, no such fee shall be payable if there has been a material misrepresentation by or material breach of any material obligation of Parent hereunder which would entitle the Company to terminate this Agreement under Section 7.01.

     (c) If a Fee is payable to Parent pursuant to Section 7.03(b), then the Company shall also reimburse Parent (not later than five business days after submission of statements therefor) for all documented out-of-pocket (not including allocation of overhead) fees and expenses ("Expenses") actually incurred by it prior to such termination in connection with the proposed Merger and the consummation of all transactions contemplated by this Agreement (including fees and expenses of counsel, investment banking firms, accountants, experts and consultants); provided, that the aggregate amount of Expenses required to be reimbursed pursuant to this Section 7.03(c) shall not exceed $5,000,000.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

     SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc. (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Article I, Section 5.07 and Section 5.11 shall survive the Effective Time indefinitely and those set forth in Section 7.03 shall survive termination indefinitely. The Confidentiality Letters shall survive termination of this Agreement as provided therein.

     (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent.

     SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

     (a) If to Parent or Merger Sub:

               Safeway Inc.
           5918 Stoneridge Mall Road
           Pleasanton, California 94588-3229
           Telecopier No.: (510) 208-5863
           Telephone No.: (510) 467-3000
           Attention: President

          With a copy to:

               Latham & Watkins
           505 Montgomery St.
           San Francisco, California
           Telecopier No.: (415) 395-8095
           Telephone No.: (415) 391-0600
           Attention: Scott R. Haber, Esq.

     (b) If to the Company:

               The Vons Companies, Inc.
           618 Michillinda Avenue
           Arcadia, California 91007
           Telecopier No.: (818) 821-7594
           Telephone No.: (818) 821-2596
           Attention: Chairman and Chief Executive Officer

          With a copy to:

               Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, New York 10019
           Telecopier No.: (212) 403-1000
           Telephone No.: (212) 403-2000
           Attention: Daniel A. Neff, Esq.
                      David A. Katz, Esq.

     SECTION 8.03. Certain Definitions. For purposes of this Agreement, the term:

     (a) "affiliates" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

     (b) "beneficial owner" with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

     (c) "business day" means any day other than a day on which banks in New York are required or authorized to be closed;

     (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

     (e) "Material Adverse Effect," when used in connection with the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as the case may be, means any change, effect or event that, individually or when taken together with all other such changes, effects or events that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is materially adverse to the business, assets (including intangible assets), financial condition or EBITDA (considered on an annual basis) of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole; provided, however, that "Material Adverse Effect" when used in connection with the Company or any of its subsidiaries shall exclude (i) items disclosed in the Company SEC Reports prior to the date hereof and (ii) departures of officers, directors, consultants, employees or agents of the Company resulting from the announcement or expectation of the Merger; and provided further, that "Material Adverse Effect" when used in connection with Parent or any of its subsidiaries shall exclude items disclosed in the Parent SEC Reports prior to the date hereof.

     (f) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

     (g) "significant subsidiary" or "significant subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

     (h) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other legal entity.

     SECTION. 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, no amendment shall be binding upon the Company unless also approved by the Special Committee of the Company's Board of Directors, and provided further, that after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION. 8.05 Extension; Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) subject to Section 8.04, waive compliance with any of the agreements or conditions (other than the condition set forth in Section 6.01(b)(i)) contained herein; provided, however, that, no extension or waiver set forth in subclauses (a), (b) or (c) above may be granted by the Company hereunder unless approved by the Special Committee of the Company's Board of Directors. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 8.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 8.08. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Letters and the Support/Voting Agreements), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein.

     SECTION 8.09. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to Parent or any direct or indirect wholly owned subsidiary of Parent provided that no such assignment shall release the assigning party of its obligations hereunder. Parent guarantees the full performance by Merger Sub of all the obligations hereunder of Merger Sub or any such assignees.

     SECTION 8.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than
Section 5.07 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties) and Section 1.06(c).

     SECTION 8.11. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     SECTION 8.12. Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of New York.

     SECTION 8.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 8.14. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          SAFEWAY INC.

                                          By: /s/  MICHAEL C. ROSS

                                            ------------------------------------
                                            Name: Michael C. Ross
                                              Title: Senior Vice President,
                                            Secretary and
                                                General Counsel

                                          SSCI MERGER SUB, INC.

                                          By: /s/  MICHAEL C. ROSS

                                            ------------------------------------
                                            Name: Michael C. Ross
                                            Title: Vice President and Secretary

                                          THE VONS COMPANIES, INC.

                                          By: /s/  LAWRENCE A. DEL SANTO

                                            ------------------------------------
                                            Name: Lawrence A. Del Santo
                                            Title: Chairman and Chief Executive
                                              Officer

                                                                      APPENDIX B

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

March 5, 1997

Special Committee of the
  Board of Directors
The Vons Companies, Inc.
618 Michillinda Avenue
Arcadia, California 91007

Dear Sirs:

You have asked us to advise you with respect to the fairness to the stockholders of The Vons Companies, Inc. (the "Company"), other than Safeway Inc. (the "Acquiror") and its subsidiaries, from a financial point of view of the exchange ratio to be offered to such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 1996, as amended by the First Amendment to the Agreement and Plan of Merger, dated as January 8, 1997 (the "Merger Agreement"), among the Acquiror, SSCI Merger Sub, Inc., an indirect wholly owned subsidiary of the Acquiror (the "Sub"), and the Company. The Merger Agreement provides for the merger (the "Merger") of the Sub with and into the Company pursuant to which (i) the Company will become an indirect wholly owned subsidiary of the Acquiror, (ii) each outstanding share of common stock, $0.10 par value (the "Company Common Stock"), of the Company (other than shares of Company Common Stock held in the treasury of the Company or owned directly or indirectly by the Acquiror or any of its subsidiaries or any subsidiary of the Company) will be converted into 1.425 shares of common stock, $0.01 par value (the "Acquiror Common Stock"), of the Acquiror, and (iii) each outstanding option to purchase the Company Common Stock granted under the Company's 1987 and 1990 Stock Option Plans, whether vested or unvested, will be assumed by the Acquiror and constitute an option to acquire, on the same terms and conditions as were applicable to such option, the number of shares of Acquiror Common Stock the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the effectiveness of the Merger, at a price per share equal to (i) the aggregate exercise price for the Company Common Stock otherwise purchasable pursuant to such option divided by (ii) the number (rounded up to the nearest whole number) of shares of Acquiror Common Stock purchasable pursuant to such option. In connection with the Merger, the Acquiror and SSI Associates, L.P., a Delaware limited partnership ("SSI") and an affiliate of Kohlberg Kravis Roberts & Co., entered into the Amended and Restated Stock Repurchase Agreement, dated as of January 8, 1997, which provides that, immediately following the effectiveness of the Merger, the Acquiror will repurchase from SSI 32 million shares of Acquiror Common Stock for a purchase price equal to $43.00 per share.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and the Acquiror, have met with the Company's management to discuss the business and prospects of the Company, and have met with the Acquiror's management to discuss the business and prospects of the Company and the Acquiror.

We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and the Acquiror, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With

Special Committee of the
Board of Directors
March 5, 1997
Page 2

respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and the Acquiror's managements as to the future financial performance of the Company and the Acquiror. In addition, we have assumed, with your consent, that the Merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that it will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which such Acquiror Common Stock will trade subsequent to Merger. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company; however, none of such parties expressed interest in pursuing a potential transaction with the Company.

     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

In the ordinary course of our business, Credit Suisse First Boston Corporation and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Credit Suisse First Boston Corporation's prior written consent. Notwithstanding the foregoing, this letter may be included in its entirety in any communication by the Company, the Special Committee of the Board of Directors or the Board of Directors of the Company to the stockholders of the Company; provided, however, that Credit Suisse First Boston Corporation has had the opportunity to review such communication prior to its filing with the Securities and Exchange Commission and prior to its dissemination to stockholders. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio to be offered the stockholders of the Company in the Merger is fair to such stockholders, other than the Acquiror and its subsidiaries, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the Delaware General Corporation Law, Safeway's Restated Certificate of Incorporation provides that a director of Safeway will not be personally liable to Safeway or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to Safeway or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation law and Article III,
Section 13 of Safeway's By-laws, under certain circumstances, provide for the indemnification of Safeway's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to
Article III, Section 13 of Safeway's By-laws.

         In general, any officer, director, employee or agent will be indemnified against expenses, including attorney's fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of Safeway, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to Safeway's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of Safeway, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to Safeway's best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Safeway unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

         Any indemnification under the previous paragraphs (unless ordered by a court) will be made by Safeway only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth above. Such determination will be made (i) by Safeway's board of directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent that a director, officer, employee or agent of Safeway is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by Safeway in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Safeway as authorized by Safeway's By-laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Safeway board of directors deems appropriate.

         The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the By-laws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of Safeway's By-laws is not paid in full within ninety (90) days after a written claim therefor has been received by Safeway, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, Safeway has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

         Safeway's board of directors may authorize, by a vote of a majority of a quorum of Safeway's board of directors, Safeway to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Safeway, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Safeway would have the power to indemnify him against such liability under the provisions of Section 13 of the By-laws. Safeway's board of directors may authorize Safeway to enter into a contract with any person who is or was a director, officer, employee or agent of Safeway or is or was serving at the request of Safeway as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if Safeway's board of directors so determines, greater than those provided for in Section 13 of Safeway's By-laws.

         Safeway has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of Safeway.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

EXHIBIT
NO.                           DESCRIPTION
-------                       -----------
 2.1     Agreement and Plan of Merger dated as of December 15, 1996, by and among Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies,
         Inc., as amended on January 8, 1997 (included as Appendix A to the
         Proxy Statement/Prospectus included herein).

 2.2     Amended and Restated Stock Repurchase Agreement, dated as of January
         8, 1997 by and between Safeway Inc. and SSI Associates, L.P.
         (incorporated by reference to Exhibit 2.1 to Safeway, Inc.'s Current
         Report on Form 8-K dated January 8, 1997).

 4.1 Restated Certificate of Incorporation of Safeway Inc. as filed with the Secretary of State of Delaware on February 23, 1990 (incorporated by reference to Exhibit 3.1 to Registration Statement No. 33-33388 filed on February 12, 1990).


 4.2 Form of By-Laws of Safeway Inc. as amended (incorporated by reference to Exhibit 3.2 to Registration Statement No. 33-33388) and Amendment to the By-Laws of Safeway Inc. effective March 8, 1993 (incorporated by reference to Exhibit 3.2 to the Safeway's Form 10-K for the fiscal year ended January 2, 1993).

 4.3     Specimen Common Stock Certificate (incorporated by reference to
         Exhibit 4(i).1 to Registration Statement No. 33-333388).

 4.4     Indenture dated as of November 20, 1991 among Safeway Inc. and The
         Bank of New York, as Trustee, relating to Safeway Inc.'s Senior
         Subordinated Debt Securities (incorporated by reference to Exhibit 4.1 of Safeway Inc.'s Form 8-K dated November 13, 1991).

 4.5     Form of Officers' Certificate establishing the terms of the 10% Senior
         Subordinated Notes due December 1, 2001, including the form of Note
         (incorporated by reference to Exhibit 4.4 of Safeway Inc.'s Form 8-K dated November 13, 1991).

 4.6     Form of Officers' Certificate establishing the terms of the 9.65%
         Senior Subordinated Debentures due January 15, 2004, including the form of Debenture (incorporated by reference to Exhibit 4.1 of Safeway
         Inc.'s Form 8-K dated January 15, 1992).

 4.7     Indenture dated as of February 1, 1992 between Safeway Inc. and The
         First National Bank of Chicago, as Trustee, relating to Safeway Inc.'s
         9.30% Senior Secured Debentures due 2007, including the form of Debenture and the forms of Deed of Trust and Environmental Indemnity
         Agreement attached as exhibits thereto (incorporated by reference to Exhibit 4(i).14 of Safeway Inc.'s Form 10-K for the year ended December
         28, 1991).

 4.8     Indenture dated as of March 15, 1992 between Safeway Inc. and Harris
         Trust and Savings Bank, as Trustee, relating to Safeway Inc.'s Senior
         Subordinated Debt Securities (incorporated by reference to Exhibit 4.1 of Safeway Inc.'s Form 8-K dated March 17, 1992).

 4.9     Form of Officers' Certificate establishing the terms of the 9.35%
         Senior Subordinated Notes due March 15, 1999 and the 9.875% Senior
         Subordinated Debentures due March 15, 2007, including the form of Note and form of Debenture (incorporated by reference to Exhibit 4.2 of Safeway Inc.'s Form 8-K dated March 17, 1992).

 4.10    Indenture dated as of September 1, 1992 between Safeway Inc. and The
         Chase Manhattan Bank (National Association), as Trustee, relating to
         Safeway Inc.'s Debt Securities (incorporated by reference to Exhibit
         4.1 of Safeway Inc.'s Form 8-K dated September 16, 1992).

 4.11    Form of Officers' Certificate relating to Safeway Inc.'s Fixed Rate
         Medium-Term Notes and Safeway Inc.'s Floating Rate Medium-Term Notes, form of Fixed Rate Note and form of Floating Rate Note (incorporated by reference to Exhibits 4.2, 4.3 and 4.4 of Safeway Inc.'s Form 8-K dated
         September 16, 1992).

 4.12 Form of Officers' Certificate establishing the terms of a separate series of Safeway Inc.'s Medium-Term Notes entitled 10% Senior Notes due November 1, 2002, including the form of Note (incorporated by reference to Exhibits 4.1 and 4.2 of Safeway Inc.'s Form 8-K dated
         November 5, 1992).

 4.13 Form of Officers' Certificate establishing the terms of a separate series of Safeway Inc.'s Medium-Term Notes entitled Medium-Term Notes due June 1, 2003 (Series OPR-1), including the form of Note
         (incorporated by reference to Exhibits 4.1 and 4.2 of Safeway Inc.'s
         Form 8-K dated June 1, 1993).

 4.14    Commitment Letter from Bankers Trust Company dated February 10, 1997.

 4.15    Commitment Letter from The Chase Manhattan Bank dated February 11,
         1997.

 4.16    Commitment Letter from the Bank of Nova Scotia dated February 19, 1997.

 4.17    Commitment Letter from Bank of America dated February 21, 1997.

 4.18    The Registrant agrees to provide the Securities and Exchange
         Commission, upon request, with copies of instruments defining the rights of holders of long-term debt of the Registrant and all of its subsidiaries for which consolidated financial statements are required to be filed with the Securities and Exchange Commission.

 5.1     Opinion of Michael C. Ross, General Counsel to Safeway Inc.

 8.1 Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.

23.1     Consent of Deloitte & Touche LLP.

23.2     Consent of KPMG Peat Marwick, LLP.

23.3 Consent of Michael C. Ross, General Counsel to Safeway Inc. (included in his opinion filed as Exhibit 5.1).

23.4 Consent of Wachtell, Lipton, Rosen & Katz (included in its opinion filed as Exhibit 8.1).

24.1     Powers of Attorney (included on Page II-5 of this Registration
         Statement).

99.1     Consent of Credit Suisse First Boston Corporation.

99.2     Form of Proxy Card for the Special Meeting of Vons Shareholders.

ITEM 22.  UNDERTAKINGS

         (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) The undersigned registrant hereby further undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) The undersigned registrant hereby further undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (7)  The undersigned registrant hereby, undertakes:

              (1) To file, during any period which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on March 5, 1997.


                                       SAFEWAY INC.



                                       By /s/ Steven A. Burd
                                          ------------------------------------
                                          Steven A. Burd
                                          President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Julian C. Day and Michael C. Ross, and each of them, his true and lawful attorneys-in-fact and agents, and each of them, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or each of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                          TITLE                             DATE
/s/ Steven A. Burd                 President, Chief Executive Officer      March 5, 1997
---------------------------------  and Director (Principal Executive
Steven A. Burd                     Officer)

/s/ Julian C. Day                  Executive Vice President                March 5, 1997
---------------------------------  and Chief Financial Officer
Julian C. Day                      (Principal Financial and
                                   Accounting Officer)

/s/ Peter A. Magowan               Chairman of the Board                   March 5, 1997
---------------------------------
Peter A. Magowan

/s/ Sam Ginn                       Director                                March 5, 1997
---------------------------------
Sam Ginn

/s/ James H. Greene, Jr.           Director                                March 5, 1997
---------------------------------
James H. Greene, Jr.

/s/ Paul Hazen                     Director                                March 5, 1997
---------------------------------
Paul Hazen


/s/ Henry R. Kravis                Director                           March 5, 1997
--------------------------------
Henry R. Kravis

/s/ Robert I. MacDonnell           Director                           March 5, 1997
--------------------------------
Robert I. MacDonnell

/s/ George R. Roberts              Director                           March 5, 1997
--------------------------------
George R. Roberts

/s/ Michael T. Tokarz              Director                           March 5, 1997
--------------------------------
Michael T. Tokarz

                                 EXHIBIT INDEX

EXHIBIT                                                                                  PAGE
NO.                                   DESCRIPTION                                         NO.
---                                   -----------                                         ---
 2.1     Agreement and Plan of Merger dated as of December 15, 1996, by and among
         Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies, Inc., as amended on January 8, 1997 (included as Appendix A to the Proxy Statement/Prospectus included herein).

 2.2     Amended and Restated Stock Repurchase Agreement, dated as of January 8, 1997 by and between Safeway Inc. and SSI Associates, L.P. (incorporated by reference to Exhibit 2.1 to Safeway, Inc.'s Current Report on Form 8-K dated
         January 8, 1997).

 4.1 Restated Certificate of Incorporation of Safeway Inc. as filed with the Secretary of State of Delaware on February 23, 1990 (incorporated by reference to Exhibit 3.1 to Registration Statement No. 33-33388 filed on
         February 12, 1990).

 4.2     Form of By-Laws of Safeway Inc. as amended (incorporated by reference to
         Exhibit 3.2 to Registration Statement No. 33-33388) and Amendment to the By-
         Laws of Safeway Inc. effective March 8, 1993 (incorporated by reference to
         Exhibit 3.2 to the Safeway's Form 10-K for the fiscal year ended January 2,
         1993).

 4.3     Specimen Common Stock Certificate (incorporated by reference to Exhibit
         4(i).1 to Registration Statement No. 33-333388).

 4.4     Indenture dated as of November 20, 1991 among Safeway Inc. and The
         Bank of New York, as Trustee, relating to Safeway Inc.'s Senior
         Subordinated Debt Securities (incorporated by reference to Exhibit 4.1 of Safeway Inc.'s Form 8-K dated November 13, 1991).

 4.5     Form of Officers' Certificate establishing the terms of the 10% Senior
         Subordinated Notes due December 1, 2001, including the form of Note
         (incorporated by reference to Exhibit 4.4 of Safeway Inc.'s Form 8-K dated November 13, 1991).

 4.6     Form of Officers' Certificate establishing the terms of the 9.65%
         Senior Subordinated Debentures due January 15, 2004, including the form of Debenture (incorporated by reference to Exhibit 4.1 of Safeway
         Inc.'s Form 8-K dated January 15, 1992).

 4.7     Indenture dated as of February 1, 1992 between Safeway Inc. and The
         First National Bank of Chicago, as Trustee, relating to Safeway Inc.'s
         9.30% Senior Secured Debentures due 2007, including the form of Debenture and the forms of Deed of Trust and Environmental Indemnity
         Agreement attached as exhibits thereto (incorporated by reference to Exhibit 4(i).14 of Safeway Inc.'s Form 10-K for the year ended December
         28, 1991).

 4.8     Indenture dated as of March 15, 1992 between Safeway Inc. and Harris
         Trust and Savings Bank, as Trustee, relating to Safeway Inc.'s Senior
         Subordinated Debt Securities (incorporated by reference to Exhibit 4.1 of Safeway Inc.'s Form 8-K dated March 17, 1992).

 4.9     Form of Officers' Certificate establishing the terms of the 9.35%
         Senior Subordinated Notes due March 15, 1999 and the 9.875% Senior
         Subordinated Debentures due March 15, 2007, including the form of Note and form of Debenture (incorporated by reference to Exhibit 4.2 of Safeway Inc.'s Form 8-K dated March 17, 1992).

 4.10    Indenture dated as of September 1, 1992 between Safeway Inc. and The
         Chase Manhattan Bank (National Association), as Trustee, relating to
         Safeway Inc.'s Debt Securities (incorporated by reference to Exhibit
         4.1 of Safeway Inc.'s Form 8-K dated September 16, 1992).

 4.11    Form of Officers' Certificate relating to Safeway Inc.'s Fixed Rate
         Medium-Term Notes and Safeway Inc.'s Floating Rate Medium-Term Notes, form of Fixed Rate Note and form of Floating Rate Note (incorporated by reference to Exhibits 4.2, 4.3 and 4.4 of Safeway Inc.'s Form 8-K dated
         September 16, 1992).

 4.12 Form of Officers' Certificate establishing the terms of a separate series of Safeway Inc.'s Medium-Term Notes entitled 10% Senior Notes due November 1, 2002, including the form of Note (incorporated by reference to Exhibits 4.1 and 4.2 of Safeway Inc.'s Form 8-K dated
         November 5, 1992).

 4.13 Form of Officers' Certificate establishing the terms of a separate series of Safeway Inc.'s Medium-Term Notes entitled Medium-Term Notes due June 1, 2003 (Series OPR-1), including the form of Note
         (incorporated by reference to Exhibits 4.1 and 4.2 of Safeway Inc.'s
         Form 8-K dated June 1, 1993).

 4.14    Commitment Letter from Bankers Trust Company dated February 10, 1997.

 4.15    Commitment Letter from The Chase Manhattan Bank dated February 11,
         1997.

 4.16    Commitment Letter from the Bank of Nova Scotia dated February 19, 1997.

 4.17    Commitment Letter from Bank of America dated February 21, 1997.

 4.18    The Registrant agrees to provide the Securities and Exchange
         Commission, upon request, with copies of instruments defining the rights of holders of long-term debt of the Registrant and all of its subsidiaries for which consolidated financial statements are required to be filed with the Securities and Exchange Commission.

 5.1     Opinion of Michael C. Ross, General Counsel to Safeway Inc.

 8.1     Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.

23.1     Consent of Deloitte & Touche LLP.

23.2     Consent of KPMG Peat Marwick, LLP.

23.3     Consent of Michael C. Ross, General Counsel to Safeway Inc. (included in his opinion filed as Exhibit 5.1).

23.4     Consent of Wachtell, Lipton, Rosen & Katz (included in its opinion filed as
         Exhibit 8.1).

24.1     Powers of Attorney (included on Page II-5 of this Registration Statement).

99.1     Consent of Credit Suisse First Boston Corporation.

99.2     Form of Proxy Card for the Special Meeting of Vons Shareholders.